07023590

Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

RECEIVED

2007 MAY 17 A 9:28

File No. 82-34759

May 7, 2007

Office of Investor Education and Assistance
SEC Headquarters

100 F Street, NE
Washington, DC 20549
U.S.A

SUPPL

MAY 14 2007

SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since April 1, 2007 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal-Global at 011-813-3660-7404 (telephone) or 011-813-3660-7942 (facsimile).

PROCESSED
MAY 2 1 2007
THOMSON
FINANCIAL

Very truly yours,

Kao Corporation

By: [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE April 1, 2007

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated April 19, 2007 (Attached hereto as Exhibit A-1 and the original document in Japanese is Exhibit B-1)

(2) Press release dated April 23, 2007 and its amendment dated April 26, 2007 (Attached hereto as Exhibit A-2 and the original document in Japanese is Exhibit B-2)

(3) Press release dated April 23, 2007 (Attached hereto as Exhibit A-3 and the original document in Japanese is Exhibit B-3)

(4) Presentation Materials at Analysts Meeting dated April 23, 2007 (Attached hereto as Exhibit A-4 and the original document in Japanese is Exhibit B-4)

(5) Presentation Materials at Analysts Meeting dated April 23, 2007 (Attached hereto as Exhibit A-5 and the original document in Japanese is Exhibit B-5)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on the Mergers of Specified Subsidiaries dated April 2, 2007 (A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-6)

(2) Amendment to the Recordation for the Issuance of Bonds dated April 2, 2007 (A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-7)

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Report on the Mergers of Specified Subsidiaries dated April 2, 2007

Pursuant to the Securities and Exchange law of Japan, a report for the changes of specified subsidiary (subsidiary which its latest fiscal year net sales is more than 10% of its parent company's latest fiscal year net sales) must be filed with the Director of the Kanto Local Finance Bureau and is available for public inspection at the Tokyo Stock Exchange, Inc. and at the main office of Kao for a scheduled period of issuance.

The report filed since April 1, 2007 include the following information:

April 2, 2007, report was filed due to Kao Hanbai Co., Ltd.(Kao's 100% subsidiary, which mainly handled consumer products) merges Kao Cosmetics Sales Co., Ltd.(Kao's 100% subsidiary, which mainly handled cosmetics), and changed its name to Kao Customer Marketing Co., Ltd., on April 1, 2007. (Prior press release had made on January 22, 2007. For your reference, please see our January filing.)

(2) Amendment to the Recordation for the Issuance of Bonds dated April 2, 2007

Pursuant to the Securities and Exchange law of Japan, a recordation for the issuance of bonds must be filed when the company decided to issue the bonds. Kao had filed the recordation on June 1, 2006 and the supplemental documents on August 2, 2006 regarding (a) determination of the conditions and (b) the completion of the offering. Recordation was filed with the Director of the Kanto Local Finance Bureau and is available for public inspection at the Tokyo Stock Exchange, Inc. and at the main office of Kao for a scheduled period of issuance.

The amendment to the recordation filed since April 1, 2007 include the following information:

April 2, 2007, amendment of the recordation was filed due to the addition of the above (1) report to the reference material.

Exhibit A-1

Kao Corporation

Notice Regarding the Dissolution of a European Subsidiary as Part of the Reorganization of the Aroma Compounds Business

April 19, 2007

Kao Corporation is aggressively expanding its European aroma compounds business. As part of this expansion, Kao Corporation is pursuing the integration of the manufacturing, sales and R&D functions of the aroma compounds business and, in furtherance of this goal, it has recently made Kao Corporation (France) SARL a French branch of Kao Corporation S.A. Furthermore, it has been decided that Kao Corporation (France) SARL would be dissolved as follows:

1. Overview of Kao Corporation (France) SARL

Corporate name:	Kao Corporation (France) SARL
Business activities:	Sale of aroma compounds
Date established:	January 1990
Registered place of business:	Rueil Malmaison, France
Representative:	Takatoshi Kobayashi
Paid-in capital:	1 million Euro
Fiscal year end:	December 31
Shareholder:	Kao Chemicals Europe, S.L. 100% *Note: Kao Chemicals Europe, S.L. is a wholly owned subsidiary of Kao Corporation*
Employees:	11 (as of December 31, 2006)

2. Overview of Kao Corporation S.A.

Corporate name:	Kao Corporation S.A.
Business activities:	Manufacture and sale of various chemical products
Date established:	August 1987
Registered place of business:	Barcelona, Spain
Representative:	Takatoshi Kobayashi
Paid-in capital:	56 million Euro
Fiscal year end:	December 31
Shareholder:	Kao Chemicals Europe, S.L. 100%
Employees:	429 (as of December 31, 2006)

3. Schedule

Kao Corporation (France) SARL will start liquidation procedures without delay on or after May 2007.

4. Effect on business results

There will be negligible effects on the consolidated and non-consolidated business results of Kao Corporation.

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-2

News Release April 23, 2007

Kao Corporation Reports Business Results

Tokyo, April 23, 2007 - Kao Corporation today announced its consolidated and non-consolidated business results for the fiscal year ended March 31, 2007. The following summary of the business results that Kao submitted to the Tokyo Stock Exchange is unaudited and for reference only.

Ticker code: 4452

Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

YEAR ENDED MARCH 31	2007	2006	Change	2007
	Yen		%	U.S. Dollars
Net sales	**1,231,808**	971,230	26.8	**$10,434.6**
Operating income	**120,858**	120,134	0.6	**1,023.8**
Ordinary income	**120,176**	121,956	(1.5)	**1,018.0**
Net income	**70,527**	71,140	(0.9)	**597.4**
ROE (Net income/ Shareholders' equity)	**13.1%**	14.9%	-	**13.1%**
ROA (Ordinary income/ Total assets)	**9.7%**	12.8%	-	**9.7%**
Operating income/ Net sales	**9.8%**	12.4%	-	**9.8%**
Total assets	**1,247,797**	1,220,564	2.2	**10,570.1**
Total net assets	**574,751**	509,676	12.8	**4,868.7**
Net worth/Total assets	**45.2%**	41.8%	-	**45.2%**
Total net assets per share (Yen/US$)	**1,035.66**	935.11	10.8	**8.77**
Net income per share (Yen/US$)	**129.41**	130.58	(0.9)	**1.10**
Net income per share, fully diluted (Yen/US$)	**129.29**	130.28	(0.8)	**1.10**
Net cash provided by operating activities	**164,977**	117,292	-	**1,397.4**
Net cash used in investing activities	**(63,227)**	(479,535)	-	**(535.6)**
Net cash used in financing activities	**(83,665)**	356,721	-	**(708.7)**
Cash and cash equivalents, end of term	**88,154**	67,527	-	**746.8**

Notes:

1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods: 544,995,915 shares for 2007 and 544,126,518 shares for 2006.*
2. *Number of shares outstanding at the end of the periods (including treasury stock): 549,443,701 shares for 2007 and 549,443,701 shares for 2006*
3. *Number of treasury stock at the end of the periods: 4,349,692 shares for 2007 and 4,497,726 shares for 2006*
4. *Changes in scope of consolidation: Consolidated subsidiaries (1 addition)*
5. *U.S. dollar amounts represent translations using the approximate exchange rate on March 30, 2007, of 118.05 yen=US$1, and are included solely for the convenience of readers.*
6. *Yen amounts are rounded down to the nearest million.*
7. *Total net assets for the year ended March 31, 2006 does not include minority interests. In addition, net worth is the same as shareholders' equity for the year ended March 31, 2006, while net worth for the year ended March 31, 2007 consists of shareholders' equity and adjustments for valuation, foreign currency translation and others.*

Dividend

(Millions of yen, millions of U.S. dollars, except per share data)

YEAR ENDED MARCH 31	2007	2006	2007
	Yen		U.S. Dollars
Cash dividend per share (Yearly, Yen/US$)	**52.00**	50.00	**0.44**
Total dividend payment amount	**28,370**	27,253	**240.3**
Payment ratio (consolidated)	**40.2%**	38.3%	**40.2%**
Cash dividend/Total net assets (consolidated)	**5.3%**	5.7%	**5.3%**

Note: interim dividend per share : 26.00 yen for 2007 and 25.00 yen for 2006
year-end dividend per share : 26.00 yen for 2007 and 25.00 yen for 2006

Forecast of Consolidated Results for the Six Months Ending September 30, 2007 and the Year Ending March 31, 2008

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ending September 30, 2007		Year ending March 31, 2008	
	Yen	U.S. Dollars	Yen	U.S. Dollars
Net sales	640,000	5,421.4	1,290,000	10,927.6
Operating income	49,000	415.1	114,000	965.7
Ordinary income	47,000	398.1	111,000	940.3
Net income	26,000	220.2	66,000	559.1
Cash dividend per share	27.00	0.23	54.00	0.23
Net income per share (Yen/US$)	47.70	0.40	121.08	1.03

Notes:

1. *Net income per share is computed based on the estimated weighted average number of shares outstanding during the fiscal year*
2. *Annual cash dividend per share : 54.00 yen*
   interim dividend per share : 27.00 yen, year-end dividend per share : 27.00 yen

Consolidated Segment Information by Business (Unaudited)

Billions of Yen

YEAR ENDED MARCH 31	SALES 2007	SALES 2006	% change	% change Like-for-like	OPERATING INCOME 2007	OPERATING INCOME 2006	Incr./(Dcr.)
Consumer Products	**744.7**	704.0	5.8	4.1	**98.9**	92.6	6.2
Prestige Cosmetics	**292.6**	85.2	243.3	242.2	**0.5**	5.1	(4.6)
Chemical Products	**223.6**	208.8	7.0	3.6	**21.1**	22.0	(0.8)
Corporate/Eliminations	**(29.2)**	(26.9)	-	-	**0.2**	0.2	(0.0)
Consolidated	**1,231.8**	971.2	26.8	24.8	**120.8**	120.1	0.7

Millions of U.S. Dollars

YEAR ENDED MARCH 31	SALES 2007	SALES 2006	% change	% change Like-for-like	OPERATING INCOME 2007	OPERATING INCOME 2006	Incr./(Dcr.)
Consumer Products	**6,308.7**	5,963.9	5.8	4.1	**838.0**	785.3	52.8
Prestige Cosmetics	**2,479.1**	722.1	243.3	242.2	**4.4**	43.8	(39.4)
Chemical Products	**1,894.2**	1,769.5	7.0	3.6	**179.4**	186.6	(7.2)
Corporate/Eliminations	**(247.5)**	(228.2)	-	-	**2.0**	2.0	(0.0)
Consolidated	**10,434.6**	8,227.3	26.8	24.8	**1,023.8**	1,017.7	6.1

Consolidated Segment Information by Geography (Unaudited)

Billions of Yen

YEAR ENDED MARCH 31	SALES 2007	SALES 2006	% change	% change Like-for-like	OPERATING INCOME 2007	OPERATING INCOME 2006	Incr./(Dcr.)
Japan	**924.1**	708.0	30.5	30.5	**102.2**	101.6	0.5
Asia/Oceania	**125.9**	110.8	13.6	5.3	**2.5**	5.8	(3.2)
North America	**106.7**	95.1	12.2	6.9	**7.7**	6.7	0.9
Europe	**135.9**	109.4	24.1	16.6	**8.6**	7.5	1.1
Corporate/Eliminations	**(61.0)**	(52.3)	-	-	**(0.3)**	(1.6)	1.2
Consolidated	**1,231.8**	971.2	26.8	24.8	**120.8**	120.1	0.7

Millions of U.S. Dollars

YEAR ENDED MARCH 31	SALES 2007	SALES 2006	% change	% change Like-for-like	OPERATING INCOME 2007	OPERATING INCOME 2006	Incr./(Dcr.)
Japan	**7,828.9**	5,997.9	30.5	30.5	**865.9**	861.1	4.8
Asia/Oceania	**1,067.3**	939.4	13.6	5.3	**21.7**	49.5	(27.8)
North America	**904.1**	806.2	12.2	6.9	**65.7**	57.4	8.3
Europe	**1,151.4**	927.4	24.1	16.6	**73.6**	63.7	9.9
Corporate/Eliminations	**(517.0)**	(443.7)	-	-	**(3.2)**	(14.1)	10.9
Consolidated	**10,434.6**	8,227.3	26.8	24.8	**1,023.8**	1,017.7	6.1

Notes:

1. *U.S. dollar amounts represent translations using the approximate exchange rate on March 30, 2007, of 118.05 yen=US$1, and are included solely for the convenience of readers.*
2. *Like-for-like growth rates exclude the currency translation effect related to translation of local currencies into Japanese yen.*

Non-consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

YEAR ENDED MARCH 31	2007	2006	Change	2007
	Yen		%	U.S. dollars
Net sales	**709,554**	688,589	3.0	**6,010.6**
Operating income	**78,613**	90,551	(13.2)	**665.9**
Ordinary income	**84,951**	100,134	(15.2)	**719.6**
Net income	**57,653**	64,133	(10.1)	**488.4**
Total assets	**1,008,757**	1,024,155	(1.5)	**8,545.2**
Total net assets	**503,741**	474,444	6.2	**4,267.2**
Net worth/total assets	**49.9%**	46.3%	-	-
Total net assets per share (Yen/US$)	**922.64**	869.58	6.1	**7.82**
Net income per share (Yen/US$)	**105.68**	117.61	(10.1)	**0.90**
Net income per share, fully diluted (Yen/US$)	**105.58**	117.34	(10.0)	**0.89**

Notes:

1. *U.S. dollar amounts represent translations using the approximate exchange rate on March 30, 2007, of 118.05 yen=US$1, and are included solely for the convenience of readers.*
2. *Yen amounts are rounded down to the nearest million.*

Forecast of Non-consolidated Results for the Six Months Ending September 30, 2007 and the Year Ending March 31, 2008

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ending September 30, 2007		Year ending March 31, 2008	
	Yen	U.S. Dollars	Yen	U.S. Dollars
Net sales	360,000	3,049.6	720,000	6,099.1
Operating income	38,000	321.9	78,000	660.7
Ordinary income	43,000	364.3	85,000	720.0
Net income	24,000	203.3	48,000	406.6
Net income per share (Yen/US$)	43.98	0.37	87.97	0.75

Note: Net income per share is computed based on the estimated weighted average number of shares outstanding during the fiscal year.

Forward-Looking Statements

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

For further information, please contact:

Katsuya Fujii
Vice President
Investor Relations
Tel: +81-3-3660-7101 / Fax: +81-3-3660-8978
E-mail: ir@kao.co.jp

I. Business Results

(1) Analysis of Consolidated Business Results

Results for the Fiscal Year Ended March 31, 2007

1. Overview

The Japanese economy recovered during the fiscal year ended March 31, 2007, supported by private-sector demand, with improvement in corporate earnings and growth in capital investment. However, despite positive signs such as an improved employment picture, personal consumption remained generally flat along with income, and domestic consumer prices were also essentially unchanged. Other economies around the world continued to expand, with increases in consumption and payrolls in the United States, and continued high growth in fixed asset investment in China. In this environment, the Kao Group aimed to achieve profitable growth by adding value to products, which helped to stimulate the market.

Net sales rose 260.5 billion yen to 1,231.8 billion yen, a 26.8% increase over the previous fiscal year, due to the addition of Molton Brown Limited and Kanebo Cosmetics Inc. to the Kao Group during the fiscal year and the growth of existing businesses. Excluding the positive currency translation effect of 19.2 billion yen on overseas sales due to the weaker yen, net sales increased 24.8%.

Sales in Japan rose by 30.5%. In the Consumer Products business, in addition to changes in consumers, retailing and society, the market continued to be intensely competitive, but sales expanded with the launch of high-value-added products and aggressive marketing. The Prestige Cosmetics business performed basically as forecast, with a substantial increase in sales from the addition of Kanebo Cosmetics Inc. in a flat market. In the Chemical Products business, sales grew due to expanding sales of core products.

Overseas sales increased 17.2%, with steady recovery in the Consumer Products business in Asia, where Kao is working to integrate operations with Japan, and brisk growth in the Consumer Products business in North America and Europe and the Chemical Products business. (Excluding the effect of currency translation, overseas sales increased 10.1%.)

Cost of sales increased to 503.2 billion yen from 427.7 billion yen in the previous fiscal year. Although Kao promoted further cost reduction activities, cost of sales increased in tandem with the growth in sales volume, as well as due to the worldwide rise in prices for raw materials centered on petrochemicals, and the increase in imported raw materials in Japan as a result of the weaker yen. As a result, gross profit was 728.5 billion yen, an increase of 34.0%, or 185.0 billion yen, from the previous fiscal year.

Selling, general and administrative (SG&A) expenses increased 43.5%, or 184.3 billion yen, from the previous fiscal year to 607.6 billion yen. Besides the addition of expenses related to Kanebo Cosmetics Inc., other factors included freight and warehouse costs associated with

higher sales volume, expenses for new product launches and sales promotion activities in stores.

As a result of the above factors, operating income increased 0.6%, or 0.7 billion yen, from the previous fiscal year to 120.8 billion yen. Before deducting 26.7 billion yen in expenses for amortization of goodwill and intellectual property rights related to Kanebo Cosmetics Inc., operating income was 147.6 billion yen, an increase of 24.9 billion yen from the same period of the previous year.

Non-operating income and expenses resulted in net non-operating expenses of 0.6 billion yen, compared with net non-operating income of 1.8 billion yen in the previous fiscal year. This was principally due to higher interest expense in connection with an increase in interest-bearing debt.

As a result, ordinary income decreased 1.7 billion yen from the previous fiscal year to 120.1 billion yen.

Extraordinary gain and loss totaled a net loss of 3.0 billion yen, an improvement of 1.9 billion yen compared with the net loss of 5.0 billion in the previous fiscal year. Consequently, income before income taxes and minority interests increased 0.2 billion yen from the previous fiscal year to 117.1 billion yen.

Tax expenses were affected by factors including an increase due to recording a deferred tax asset valuation allowance during the fiscal year and a decrease due to a domestic consolidated subsidary's acquisition of its own stock. However, the effective tax rate after application of tax effect accounting was largely unchanged, increasing from 38.2% in the previous fiscal year to 38.5%, and net income was 70.5 billion yen, a decrease of 0.6 billion yen from the previous fiscal year. Net income per share was 129.41 yen, a 1.17 yen decrease from 130.58 yen in the previous fiscal year.

The translation rates used to calculate income and expenses for consolidated subsidiaries and other companies outside Japan for the fiscal year were one U.S. dollar to 116.40 yen and one euro to 146.87 yen.

2. Information by Business Segment

Net sales in the Consumer Products business increased steadily in Japan, Asia, North America and Europe. In the Prestige Cosmetics business, the addition of Kanebo Cosmetics and the contribution of Molton Brown, which is a prestige brand in the United Kingdom, resulted in significantly higher sales. In the Chemical Products business, competition has generally intensified, but sales expanded steadily as core business fields in North America and Europe have become growth engines.

Despite the effects of rising raw material prices, operating income for the Consumer Products business increased due to sales growth and cost reductions. In the Prestige Cosmetics business, operating income decreased due to factors including an increase in amortization expenses for goodwill and trademarks and other intellectual property rights related to Kanebo Cosmetics Inc. Excluding the effect of the amortization expenses,

operating income increased. In the Chemical Products business, despite sales growth from efforts to expand sales in core business areas, operating income decreased due to the rise in raw material prices.

Consumer Products Business

Net sales of consumer products were 744.7 billion yen, a 5.8% increase over the previous fiscal year. Excluding the effect of currency translation, sales increased 4.1%. Sales in Japan increased 4.3% over the previous fiscal year. Overseas sales also increased strongly in each region. Although affected by higher raw material prices, operating income was 98.9 billion yen, an increase of 6.2 billion yen from the previous fiscal year, due to an increase in sales volume mainly driven by new products.

(1) Japan

In the Japanese market, while consumer purchase prices of major products stabilized near the level of the previous fiscal year, the continuing decline in product prices began to show changes, including an upturn in prices in certain product categories. By distribution channel, sales at drugstores continued to expand. In these circumstances, the Kao Group worked to further strengthen its core brands and to launch and nurture new products in support of its objective of profitable growth by promoting high added value in its products – in other words, creating products that offer consumers emotional appeal in addition to providing functional value. The Kao Group also worked to stimulate the market by aggressively carrying out integrated marketing and sales activities for each retail chain and area. Despite the effects of increased sales and Kao's efforts to reduce costs and make more effective expenditures, operating income was substantially affected by rising raw material prices.

Sales Composition of Consumer Products

	Billions of yen		
Year ended March 31	**2007**	2006	% change
Personal Care	**194.6**	187.8	3.6
Fabric and Home Care	**243.8**	237.5	2.6
Feminine Care, Baby Care and Others	**123.9**	113.6	9.0
Total	**562.3**	539.0	4.3

In the market for personal care products, Kao continued to compete on the basis of higher added value, and consumer purchase prices trended upward from the previous fiscal year in the shampoo/conditioner, hair styling products and other categories.

Under these conditions, sales increased sharply in the skin care category. Kao raised its position in the facial cleanser market to number one with the launch of *Bioré Marshmallow Whip*, and increased market share for *Bioré U* body cleanser by adding a new fragrance and other measures. Overall sales in the shampoo and conditioner category were lackluster due to increased competition, despite strong sales of *Merit*, which Kao promoted as a new family shampoo, and *Essential*, which underwent a complete renewal. In the oral care category, Kao launched *Medicated Pyuora* toothpaste and dental rinse, which base their appeal on "freshening up a pasty mouth" under the concept of total oral cleaning, and sales increased.

As a result, sales of personal care products increased 3.6% compared with the previous fiscal year.

Examples of new products:
Bioré U Apple Mango Scented body cleanser
Blauné Point Cover Hair Colors hair coloring agent
Liese Supply Citron Scented Hair Styling Water for updo style

In fabric and home care products, consumer needs are diversifying as they begin to adopt new attitudes toward housework, reflecting changes in society. Consumer purchase prices are trending toward bottoming out in each category.

Under these conditions, the Kao Group worked to strengthen its core brands by adding value. In laundry detergents, Kao renewed *Attack* with superior cleaning power even when washing large loads. Kao also launched *Attack ALL in,* which contains bleach and fabric softener, winning support from consumers who want to simplify laundry. The launch of *Humming Flair Relaxing Herbal Scented* and *Humming Flair Flower Blossom Essence* fabric softeners won consumer support and sales were strong. Sales of dishwashing detergents expanded with a product formulated with citric acid for automated dishwashers added to the lineup for *Family Kyukutto,* which offers superior cleaning users can feel.

As a result, sales of fabric and home care products increased 2.6% compared with the previous fiscal year.

Examples of new products:
Style Care Mist for Clothing fabric conditioner
Humming Flair Flower Blossom Essence fabric softener
Quickle Wiper Handy household duster kit

In the feminine care category, a trend toward lower market prices continued in certain categories. Under these conditions, sales of sanitary napkins increased as consumer support steadily expanded for *Laurier F*, which alleviates skin stress, and Kao enhanced the product line. In addition, Kao worked to add value to disposable baby diapers by making them gentler on the skin, thus raising brand value. As a result, sales increased substantially. Adult incontinence products performed well, with the launch of *Relief Rehabilitation Starter Pants*, which can be worn like underpants and opened using tape stays, making them convenient for users new to nursing.

In the health care category, sales of *Econa* brand healthy cooking oils were impacted by increasing competition in the market. Sales of *Healthya* healthy functional drinks increased with the launch of *Healthya Water* sports drink with a refreshing grapefruit flavor.

As a result, sales of feminine care, baby care and other products increased 9.0% compared with the previous fiscal year.

Examples of new products:
Laurier F for Heavy Night Use sanitary napkins (quasi-drug)
Freeday Slim Liner light incontinence product
Econa Pasta Sauce with Selected Ingredients

(2) Asia and Oceania
Asian markets are undergoing major structural changes as they grow, with changing consumer needs and the continuing entry of global retail chains. In addition, competition among companies continues to intensify. In this environment, the Kao Group is working to build a unified management structure that encompasses all of Asia, including Japan, and to provide high-value-added products to fit local market conditions. Kao expanded the sales territory for the *Asience* premium hair care brand from Taiwan and Hong Kong to Singapore, and increased sales with the addition of a new essence water/lotion and hair mask. In the sanitary napkin category, Kao launched *Laurier F* in Hong Kong and Singapore. As in Japan, this product was well received by consumers who are sensitive to skin stress, and posted strong sales. In Thailand, Kao launched *Attack Easy* laundry detergent, which is formulated to match the way Thai consumers wash clothes, and sales were favorable.

As a result, sales in Asia increased 15.7% compared with the previous fiscal year to 66.1 billion yen. Excluding the effect of currency translation, sales increased 6.8%.

(3) North America and Europe
In North America and Europe, where it is engaged in the personal care products business, the Kao Group worked to establish products with high added value. Amid intensifying competition, Kao Brands Company added a product for the face to the *natural glow* line under the *Jergens* skin care brand, in addition to the existing product for the body. This increased sales of *natural glow*, which provides a natural-looking, healthy summer glow just by moisturizing daily. The *John Frieda* hair care brand enhanced its *Frizz-Ease* line of shampoos and conditioners, which drove sales growth. In addition, Kao Professional Salon Services GmbH expanded sales by conducting a major renewal of the KMS brand for high-end beauty salons.

As a result, sales in North America and Europe increased 8.2% from the previous fiscal year to 124.8 billion yen. Excluding the effect of currency translation, sales increased 2.4%.

Prestige Cosmetics Business
In Japan, the market remained flat amid changes in the consumer's sense of values, attitudes toward beauty, and retail channel structures. The Kao Group worked to strengthen its product and sales capabilities in response to these changes, with the aim of raising brand value. At Kanebo Cosmetics Inc., the new premium prestige skin care brand *Impress*, which is sold exclusively at department stores, *Blanchir Whitening Conclusion* whitening serum, and *Kate* makeup performed well. *Kao Sofina* worked to stimulate the market with the launches of *HADA·KA*, a new skin care brand, and *Phytomax,* a new brand exclusively for sale through drugstores. Molton Brown sales increased substantially with the addition of new products and the expansion of sales regions.

As a result, sales of prestige cosmetics increased 243.3% from the previous fiscal year to 292.6 billion yen. Operating income was 0.5 billion yen, a decrease of 4.6 billion yen from the previous fiscal year. Before deduction of amortization related to Kanebo Cosmetics Inc., operating income was 27.3 billion yen, an increase of 19.5 billion yen from the previous fiscal year. As for Kanebo Cosmetics Inc. which has a fiscal year ending December 31, the consolidated financial statements include the results for the eleven months starting in February, when the company was added to the Kao Group.

Principal new brands:
Impress premium prestige skin care brand
Lavshuka
HADA·KA skin care brand
Phytomax skin care sold exclusively at drugstores

Chemical Products Business
Although the Japanese economy remains on a recovery track, with improved corporate earnings and increased capital investment, rising costs due to fluctuating crude oil prices are exerting a substantial impact on the target industries of the Chemical Products business. In this environment, the Kao Group worked to reinforce its global operations and expand its business in the core fields of oleo chemicals, performance chemicals and specialty chemicals. As a result, sales totaled 223.6 billion yen, an increase of 7.0% compared to the previous fiscal year. Excluding the effect of currency translation, the increase was 3.6%. Operating income was impacted by rising raw material prices, decreasing 0.8 billion yen from the previous fiscal year to 21.1 billion yen.

(1) Japan
In the performance chemicals business, sales of plastics additives and superplasticizers for concrete admixtures were solid, but sales in the oleo chemicals business were flat, with a downturn in its target industries. In the specialty chemicals business, which is closely linked to customers and offers high added value, sales of polishing agents for hard disks increased significantly, while sales of cleaners for electronic parts grew due to positive customer evaluation of their features. Sales of toner and toner binder for copiers and printers, as well as of ink and colorants for inkjet printers, have been recovering from difficult conditions.

As a result, sales increased 2.1% compared with the previous fiscal year to 116.9 billion yen.

(2) Asia
Sales in Greater China increased as a result of the expansion of sales from continuing rapid economic growth in China, as well as other factors including the growth of the LCD industry in Taiwan. However, sales of fatty alcohols produced in Malaysia and the Philippines decreased as a result of weakening market conditions, despite Kao's reputation for high-quality products based on its original technologies, as well as global sales expansion efforts. In the Philippines, an expansion of fatty alcohol production capacity came on line after its completion in December.

As a result, sales in Asia increased 4.2% compared with the previous fiscal year to 55.8 billion yen. Excluding the effect of currency translation, sales decreased 3.6%.

(3) North America and Europe
Sales of toner and toner binder for copiers and printers were strong, as Kao made aggressive capital investments in response to the growth of its three core markets of Japan, the United States and Europe. In Germany, sales of superplasticizers for concrete admixtures and fatty amines increased due to the reputation of product features. In Spain, sales of aroma chemicals were strong.

As a result, overall sales increased 14.9% compared with the previous fiscal year to 82.9 billion yen. Excluding the effect of currency translation, sales increased 8.2%.

Forecast for the Fiscal Year Ending March 31, 2008

1. Overview
The Japanese economy is expected to continue its private sector-led recovery as the strength of corporate earnings spreads to household budgets. Although the improvement in employment conditions is broadening, personal consumption is expected to be generally flat, and the trend in prices of petrochemical-related products is expected to affect consumer prices as well. Moreover, although the global economy is expected to be solid, centered on the United States and Asia, persistent uncertainty is likely to remain.

Under these conditions, the Kao Group aims to achieve profitable growth by adding a high level of value to its products. It will expand sales by focusing on the areas of beauty care, which incorporates prestige cosmetics as well as hair care, skin care and other consumer products, and human health care, which includes functional foods and sanitary products. Both of these areas have particularly high growth potential. The Kao Group forecasts net sales to increase 4.7%, or 58.1 billion yen, year-on-year to 1,290.0 billion yen. Operating income is expected to decline 5.7% to 114.0 billion yen due to higher selling, general and administrative expenses resulting from factors including aggressive in-store activities such as display enhancement and promotions in the beauty care business, as well as rising raw material prices. Ordinary income is expected to decline 7.6% to 111.0 billion yen with the burden of interest on bank borrowings, bonds and other interest-bearing debt. Net income is forecast to decrease 6.4% to 66.0 billion yen.

2. Forecast by Business Segment
In the Japanese consumer products market, changes are appearing in the downward trajectory of retail prices and a recovery trend in sales volume is also evident, but severe competition is forecast to continue. Overseas, the competitive environment is expected to continue intensifying despite market growth. Under these conditions, the Kao Group reorganized into the following four business units as of April 2007, in order to quickly and forcefully execute a consumer-driven growth strategy. This measure is in response to changes related to fundamental social mechanisms, as well as changes in the product selection and purchasing behavior of consumers and the accompanying changes in retailing.

With this reorganization, Kao will reinforce its product development and manufacturing capabilities, which provide products and brands of excellent value for customer satisfaction, and will focus its management resources on aggressive new product launches, marketing and sales activities to strengthen core brands.

In the Beauty Care business unit, the Kao Group will stimulate the market by adding greater value to products and presenting the originality and appeal of the Kao Group, while assessing changes in consumer attitudes toward beauty and lifestyle habits. Through all beauty care categories, the Kao Group will create strong, distinctive brands in Japan by segmenting the market and building the optimal brand formations. Overseas, the Kao Group will work to expand sales based on its brand strategy focused on key regions, including accelerating business development in China.

In the Human Health Care business unit, Kao will continue to present its originality through differentiated food and beverage products that deliver the high level of functional value for health expected of Foods for Specified Health Use; sanitary products that offer greater comfort and a sense of reassurance; and personal health products that are part of a healthy day-to-day lifestyle. Through this approach, Kao will work to raise brand value even higher.

In the Fabric and Home Care business unit, in order to offer improved lifestyles, Kao will increase brand value by developing products with added features that offer pleasure and comfort when used in response to diversifying consumer needs.

In the Chemical Products business unit, the Kao Group will work to strengthen global operations by fully leveraging the characteristics of its oleo chemical, performance chemical and specialty chemical businesses. In addition, the Kao Group will make aggressive capital investments that accurately anticipate market trends in regard to the Group's distinctive products, and will aim to expand business by realizing high functionality and low-cost operations.

3. Underlying Assumptions of the Forecast for the Fiscal Year Ending March 31, 2008

The above forecast was made assuming translation rates of one U.S. dollar to 118 yen and one euro to 155 yen.

(2) Analysis of Financial Condition

1. Status of Assets, Liabilities, Net Assets and Cash Flow for the Fiscal Year Ended March 31, 2007

Summarized Financial Condition (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
AS OF MARCH 31	**2007**	2006	Incr./(Dcr.)	**2007**
Total assets	**1,247.7**	1,220.5	27.2	**10,570.1**
Total net assets	**574.7**	509.6	65.0	**4,868.7**
Net worth/Total assets	**45.2%**	41.8%	-	**45.2%**
Total net assets per share (yen)	**1,035.66**	935.11	100.55	**8.77**

Summarized Consolidated Cash Flows (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2007**	2006	Incr./(Dcr.)	**2007**
Net cash provided by operating activities	**164.9**	117.2	47.6	**1,397.4**
Net cash used in investing activities	**(63.2)**	(479.5)	416.3	**(535.6)**
Net cash used in financing activities	**(83.6)**	356.7	(440.3)	**(708.7)**
Translation adjustments	**2.5**	2.7	(0.1)	**21.5**
Net increase (decrease)	**20.6**	(2.7)	23.4	**174.7**
Cash and cash equivalents, beginning of year	**67.5**	70.4	(2.8)	**572.0**
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	-	0.7	(0.7)	-
Cash and cash equivalents of exclusion of consolidated subsidiaries (decrease)	-	(0.8)	0.8	-
Cash and cash equivalents, end of term	**88.1**	67.5	20.6	**746.8**
Total debt	**355.7**	408.0	(52.2)	**3,013.2**

Total assets increased 27.2 billion yen from the previous fiscal year-end to 1,247.7 billion yen. Principal factors in the increase were a 29.3 billion yen increase in notes and accounts receivable due to business expansion and because the last day of the fiscal year was a business holiday, and a 16.0 billion yen increase in marketable securities. The principal factors decreasing assets were a 23.7 billion yen decrease in intangible fixed assets associated with depreciation and amortization, and a 4.5 billion yen decrease in deferred tax assets.

Total liabilities decreased 28.9 billion yen from the previous fiscal year-end to 673.0 billion yen. Principal factors increasing liabilities were a 13.6 billion yen increase in notes and accounts payable and a 9.8 billion increase in accrued expenses due to business expansion and because the last day of the fiscal year was a business holiday. The principal factor decreasing liabilities was a 52.2 billion yen decrease in bank borrowings and other interest-bearing debt. The balance of bank borrowings and bonds as of March 31, 2007 was 355.7 billion yen.

Net assets including minority interests increased 56.1 billion yen compared with the previous fiscal year-end to 574.7 billion yen. The main factor increasing net assets was net income of 70.5 billion yen, and the main factor decreasing net assets was cash dividends totaling 27.7 billion yen from retained earnings. As a result, the net worth ratio increased from 41.8% at March 31, 2006 to 45.2%.

Net cash provided by operating activities increased 47.6 billion yen compared with the previous fiscal year to 164.9 billion yen. Income before income taxes and minority interests for the fiscal year was 117.1 billion yen, and depreciation and amortization totaled 92.1 billion yen. Income taxes paid totaled 42.2 billion yen.

Net cash used in investing activities decreased 416.3 billion yen compared with the previous fiscal year to 63.2 billion yen. This primarily consisted of 65.4 billion yen for capital expenditures and other purchases of property, plant and equipment, and for intangible fixed assets.

Net cash used in financing activities was 83.6 billion yen, compared with net cash provided by financing activities totaling 356.7 billion in the previous fiscal year. The Company replaced short-term debt used as capital for acquisition of the stock and other assets of Kanebo Cosmetics Inc. with bond issues and long-term loans, in addition to repaying a portion of the short-term debt. Payments of cash dividends, including to minority shareholders, totaled 29.1 billion yen.

As a result, the balance of cash and cash equivalents at the end of the fiscal year was 88.1 billion yen, an increase of 20.6 billion yen from the end of the previous fiscal year.

2. Forecast of Assets, Liabilities, Net Assets and Cash Flow in the Fiscal Year Ending March 31, 2008

Net cash provided by operating activities is expected to remain essentially unchanged compared with the previous fiscal year. Income before income taxes and minority interests is expected to decrease compared with the previous fiscal year due to an increase in expenditures for aggressive growth in the Beauty Care business and other businesses. However, at the same time, depreciation and amortization, including amortization of trademark and other intellectual property rights, is projected to increase, and growth is expected in other businesses.

In net cash used in investing activities, Kao plans capital expenditures of about 60.0 billion yen, including capital investment in Japan and overseas to expand production capacity and promote streamlining.

In net cash used in financing activities, the Company will allocate funds mainly for repayment of borrowings. The balance of short- and long-term debt is projected to be approximately 300.0 billion yen at the end of the fiscal year.

As a result of the above, the balance of cash and cash equivalents as of March 31, 2008 is forecast to be approximately 90.0 billion yen.

Cash Flow Indices

	YEARS ENDED MARCH 31				
	2007	2006	2005	2004	2003
Net worth/Total assets (%)	**45.2**	41.8	65.1	59.1	57.9
Market capitalization/Total assets (%)	**150.7**	138.4	195.2	179.8	186.0
Interest-bearing debt/Operating cash flow (years)	**2.2**	3.6	0.3	0.5	0.4
Operating cash flow/Interest paid (times)	**36.0**	82.1	120.1	91.3	85.8

Notes:

1. All indices are computed based on consolidated data.

2. Market capitalization equals the stock price at the end of the period multiplied by the number of shares outstanding at the end of the period (excluding treasury stock).

3. Operating cash flow is stated in the consolidated statements of cash flows. Interest-bearing debt is all debt included in the consolidated balance sheets on which interest is paid.

(3) Basic Policies Regarding Distribution of Profits and Dividends

In order to achieve profitable growth, Kao sets policies regarding allocation of profits to internal capital resources for growth and as dividends from a medium-to-long-term management perspective. Considering it important to provide shareholders with stable, continuous dividends, the Company currently has a target payout ratio of approximately 40% of consolidated net income. In order to increase earnings per share and dividends over the long term, the Company will consider flexibly implementing share repurchases as a measure for shareholder returns from a long-term perspective, taking into account the capital demands of activities such as capital investment for growth and acquisition initiatives, as well as increasing capital efficiency.

In accordance with these policies, the Company plans to increase the year-end dividend for the fiscal year ended March 31, 2007 by 1.00 yen compared with the previous fiscal year to 26.00 yen per share, the same as the interim dividend. As a result, total dividends for the fiscal year will increase by 2.00 yen per share compared with the previous fiscal year, for a total of 52.00 yen per share, and a consolidated payout ratio of 40.2%.

For the fiscal year ending March 31, 2008, the Company plans to increase total dividends per share by 2 yen to 54 yen, taking into account achievement of its income forecast, based on these policies. Net income for the fiscal year is forecast to be 66.0 billion yen. The main reasons for the projected decrease are aggressive investments in growth, including capital investments and marketing expenditures for the Prestige Cosmetics business, as well as rising prices for palm kernel oil, coconut oil and other natural materials derived from fats and oils. When these investments show results, Kao expects to be able to accelerate growth in earnings per share.

This release contains forward-looking statements that are based on management's estimates, assumptions and projections as of April 23, 2007. Certain factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity, and fluctuations in currency exchange and interest rates, could cause actual results to differ materially from expectations.

II. Management Policies

(1) Basic Management Policies of the Company

Kao's mission is to strive for the wholehearted satisfaction and enrichment of the lives of people globally through the Company's core domains of cleanliness, beauty, health and chemicals. Fully committed to this mission, all members of the Kao Group work together with passion to provide products and brands of excellent value created from the perspective of consumers and customers and to share joy with them.

Kao aims to be a global group of companies that is closest to consumers and customers in each of its markets. In addition to earning the respect and trust of its shareholders and all other stakeholders, Kao consistently augments its corporate value based on profitable growth.

The corporate philosophy that forms the basis of these activities is "The Kao Way," which clearly expresses Kao's unique corporate culture and the essence of its corporate spirit, and is shared and practiced by all Kao Group employees. Furthermore, from the standpoint of corporate social responsibility (CSR), Kao strives to act in good faith based on high ethical standards, and will contribute to the sustainable development of society by conducting its activities with consideration for environmental impact and conservation of resources.

(2) Management Metric Used as a Target

EVA* (Economic Value Added), which is used to measure true profit by factoring in the cost of invested capital, is Kao's principal management metric. Continuous growth in EVA is linked to increased corporate value, which means long-term profits not only for shareholders, but for all Kao stakeholders as well. While working to expand its business scale, Kao views EVA growth as a primary focus of operating activity. Kao also uses this metric to determine the direction of long-term management strategies, for assessing specific businesses, for evaluating acquisitions and capital investment, and in developing performance targets for each fiscal year.

**EVA is a registered trademark of Stern Stewart & Co.*

(3) Medium- and Long-Term Management Strategies

With Consumer Products and Chemicals positioned as its core business areas, Kao will emphasize research and development to make high-quality, innovative products geared to consumers and customers, a concept referred to at Kao as "*Yoki-Monozukuri**," and will conduct activities oriented toward the following three key business objectives in order to achieve profitable growth by increasing the added value of its products.

** Kao defines "Yoki-Monozukuri" as a strong commitment by all members to provide products and brands of excellent value for consumer satisfaction. This core concept distinguishes us from all our competitors. In Japanese, "Yoki" literally means "good/excellent," and "Monozukuri" means "development/manufacturing of products."*

1) Accelerate Growth in the Business Areas of Beauty Care and Human Health Care*
Kao will position Beauty Care and Human Health Care, which are business areas with high growth potential and in which the Kao Group can take advantage of its strengths, as growth drivers and concentrate investment of management resources in these areas. Particularly, in addition to its existing Beauty Care business, Kao will develop and strengthen its Beauty Care business globally with Molton Brown Limited and Kanebo Cosmetics Inc., which became members of the Kao Group during the fiscal year ended March 31, 2006.

**The scope of "Human Health Care" does not include pharmaceuticals.*

2) Further Strengthen and Develop Fabric and Home Care, a Core Business
In the Fabric and Home Care business, Kao will work to develop products that promote greater cleanliness, comfort and enjoyment. The Company will also seek to develop products that build new markets and match the increasing emphasis of consumers on sanitation, peace of mind and the environment.

3) Further Enhance the Chemical Products Business Globally and Locally with Distinctive Products That Meet Customer Needs
The Chemical Products business will work to expand and strengthen its operations while simultaneously conducting global business closely linked to each company in the three regions of Asia including Japan, Europe and North America and optimizing regional operations under local leadership tailored to conditions in each country and region.

Kao's main market of Japan has experienced dynamic shifts due to societal changes including the declining birthrate, aging population, later marriage and increase in single households, in addition to changes in consumers' product selection and purchase attitudes, and associated changes in trade and distribution. In order to promptly respond to these changes as well as to proactively implement its consumer-driven growth strategy, Kao reorganized its business divisions effective April 2007 and introduced the following four business units:

(1) Beauty Care business unit
(2) Human Health Care business unit
(3) Fabric and Home Care business unit
(4) Chemical business unit

Concurrently, Kao reorganized every functional division, including R&D, production and sales. As part of the structural reorganization, Kao Hanbai Co., Ltd., which mainly handles consumer products, and Kao Cosmetics Sales Co., Ltd., which mainly handles prestige cosmetics, merged into a new entity, Kao Customer Marketing Co., Ltd.

In this manner, Kao will fully exercise its comprehensive strength as a Group to create products with value and provide them to consumers and retailers by introducing four business units, launching a new sales company, and cooperating closely and generating synergy with Kanebo Cosmetics Inc., a Kao Group company.

(4) Issues for Management

As the severity of conditions affecting the Kao Group's business increases, with rising raw material prices in addition to changes in the market environment, the Group's profit structure is changing significantly, making it more difficult to link increases in sales to profit growth.

In these circumstances, in order to achieve profitable growth by increasing the added value of its products, the Kao Group first plans to enhance research and development in areas such as basic research and production technologies. In addition, to respond to changes in the environment in which it conducts marketing activities, particularly changes in the consumer's sense of values and product needs, the Kao Group will work to create and provide high-value-added products that increase emotional value in addition to functional value.

From the viewpoint of accelerating global growth, in the Consumer Products business in Asian countries with rapidly growing markets the Kao Group will work to integrate Japanese and local operations, to gain thorough knowledge of local consumers and markets, and to mobilize the total capabilities of the Kao Group based on the principles of "Consumer-driven" and "*Genba*-ism*" in order to achieve "*Yoki-Monozukuri*."

* *"Genba-ism" defines the importance of observing things "on-site," in the actual location and environment, both internally and externally, in order to maximize our understanding of the business and optimize our performance.*

Appointments of Corporate Auditor and Executive Officers

(Scheduled effective date; June 28, 2007)

1. Newly nominated Full-time Corporate Auditor

Candidate	Current Position
Takashi Matsuzaka	Vice President Global Information Systems

2. Corporate Auditor scheduled to retire

	Current Position
Tsuneo Ejiri	Full-time Corporate Auditor

3. Newly nominated Executive Officer

Candidate	Current Position
Katsuhiko Yoshida	President Global Human Health Care Business
Naohisa Kure	Vice President-Global R&D-Beauty

Kao Corporation
April 23, 2007

Consolidated Balance Sheets

Millions of yen

	(A) FY2006 March 31, 2007	Composition %	(B) FY2005 March 31, 2006	Composition %	Inc/(Dec) (A-B)
Assets					
Current assets	**402,219**	**32.2**	**364,613**	**29.9**	**37,605**
Cash and time deposits	49,910		47,384		2,526
Notes and accounts receivable - trade	158,497		129,120		29,376
Short-term investments	36,247		20,189		16,058
Inventories	112,114		105,853		6,260
Prepaid expenses	5,735		5,600		135
Deferred income taxes	20,643		19,479		1,163
Other	21,464		39,181		(17,717)
Allowance for doubtful receivables	(2,394)		(2,196)		(198)
Fixed assets	**845,518**	**67.8**	**855,872**	**70.1**	**(10,353)**
Tangible assets	289,016	23.2	282,796	23.1	6,219
Buildings and structures	96,445		95,097		1,347
Machinery, equipment and vehicles	101,369		90,520		10,848
Tools, furniture and fixtures	13,930		12,487		1,442
Land	69,625		67,111		2,514
Construction in progress	7,645		17,578		(9,933)
Intangible assets	442,469	35.5	466,221	38.2	(23,751)
Goodwill	256,326		267,152		(10,826)
Trademarks	147,880		156,241		(8,361)
Other	38,262		42,827		(4,564)
Investments and other assets	114,032	9.1	106,854	8.8	7,177
Investment securities	17,291		18,298		(1,006)
Long-term loans	1,792		293		1,499
Long-term prepaid expenses	12,207		10,276		1,931
Deferred income taxes	50,535		56,212		(5,677)
Other	32,326		22,057		10,269
Allowance for doubtful receivables	(121)		(283)		161
Deferred assets	**58**	**0.0**	**77**	**0.0**	**(18)**
Total assets	**1,247,797**	**100.0**	**1,220,564**	**100.0**	**27,233**
Liabilities					
Current liabilities	**308,646**	**24.7**	**436,193**	**35.7**	**(127,546)**
Notes and accounts payable - trade	110,158		96,507		13,651
Short-term debt	21,877		166,759		(144,882)
Current portion of long-term debt	22,062		22,699		(637)
Accounts payable - other	28,930		27,478		1,451
Accrued expenses	85,796		75,951		9,845
Accrued income taxes	11,673		17,510		(5,837)
Other	28,148		29,286		(1,138)
Long-term liabilities	**364,399**	**29.2**	**265,790**	**21.8**	**98,609**
Bonds	99,995		-		99,995
Long-term debt	211,774		218,545		(6,770)
Liability for employee retirement benefits	30,987		29,439		1,548
Liability for director and corporate auditor retirement benefits	163		180		(17)
Other	21,478		17,625		3,853
Total liabilities	**673,046**	**53.9**	**701,983**	**57.5**	**(28,937)**
Minority interests	-		**8,903**	**0.7**	-
Common stock	-		85,424	7.0	-
Capital surplus	-		109,561	9.0	-
Retained earnings	-		345,941	28.3	-
Unrealized gain on available-for-sale securities	-		5,860	0.5	-
Foreign currency translation adjustments	-		(26,944)	(2.2)	-
Treasury stock, at cost	-		(10,165)	(0.8)	-
Shareholders' equity	-		**509,676**	**41.8**	-
Total liabilities, minority interests & shareholders' equity	-		**1,220,564**	**100.0**	-
Shareholders' equity	**573,541**	**46.0**	-	-	-
Common stock	85,424	6.9	-	-	-
Capital surplus	109,565	8.8	-	-	-
Retained earnings	388,585	31.1	-	-	-
Treasury stock, at cost	(10,033)	(0.8)	-	-	-
Adjustments for valuation, foreign currency translation and others	**(9,010)**	**(0.7)**	-	-	-
Unrealized gain on available-for-sale securities	4,649	0.4	-	-	-
Foreign currency translation adjustments	(13,659)	(1.1)	-	-	-
Stock acquisition right	**301**	**0.0**			
Minority interests	**9,917**	**0.8**	-	-	-
Total net assets	**574,751**	**46.1**	-	-	-
Total liabilities and total net assets	**1,247,797**	**100.0**	-	-	-

Consolidated Statements of Income

Millions of yen

	(A) FY2006 Apr '06 - Mar '07	% to net sales	(B) FY2005 Apr '05 - Mar '06	% to net sales	Inc/(Dec) (A-B)
Net sales	**1,231,808**	**100.0**	**971,230**	**100.0**	**260,577**
Cost of sales	503,271	40.9	427,734	44.0	75,537
Gross profit	**728,536**	**59.1**	**543,496**	**56.0**	**185,040**
Selling, general and administrative expenses (*2)	580,883	47.1	420,759	43.3	160,123
Operating income before amortization related to Kanebo Cosmetics	**147,653**	**12.0**	**122,736**	**12.7**	**24,916**
Amortization related to Kanebo Cosmetics (*1)	26,794	2.2	2,601	0.3	24,193
Operating income	**120,858**	**9.8**	**120,134**	**12.4**	**723**
Non-operating income	6,273	0.5	4,528	0.5	1,744
Interest income	2,175		1,161		
Dividend income	121		93		
Foreign currency exchange gain	504		13		
Other	3,471		3,260		
Non-operating expenses	6,955	0.5	2,706	0.3	4,248
Interest expense	5,032		1,396		
Equity in losses of nonconsolidated subsidiaries and affiliates	703		593		
Other	1,219		716		
Ordinary income	**120,176**	**9.8**	**121,956**	**12.6**	**(1,780)**
Extraordinary income	1,851	0.1	1,663	0.1	187
Gain on sales of fixed assets	682		241		
Gain on sales of investment securities	7		1,202		
Reversal of prior-year depreciation at overseas subsidiaries	264		-		
Insurance received	443		-		
Other	452		219		
Extraordinary loss	4,900	0.4	6,711	0.7	(1,811)
Loss on sales/disposals of fixed assets	2,772		2,561		
Prior-year post-retirement healthcare benefit expenses at U.S. subsidiaries	-		2,326		
Loss on investment in affiliate	-		880		
Loss on impairment of long-lived assets	1,245		233		
Other	882		709		
Income before income taxes and minority interests	**117,127**	**9.5**	**116,908**	**12.0**	**218**
Income taxes - current	37,268	3.0	38,695	4.0	(1,427)
Income taxes - deferred	7,854	0.7	5,971	0.6	1,882
Minority interests in earnings of consolidated subsidiaries	1,476	0.1	1,101	0.1	375
Net income	**70,527**	**5.7**	**71,140**	**7.3**	**(612)**

(*1) Amortization expenses related to Kanebo Cosmetics consisted of amortization of trademark and other intellectual property rights and goodwill in the year ended March 31, 2007, and amortization of trademark and other intellectual property rights in the year ended March 31, 2006.

(*2) Amortization expenses related to Kanebo Cosmetics are not included in selling, general and administrative expenses. Selling, general and administrative expenses including amortization expenses related to Kanebo Cosmetics are 607,678 million yen for the year ended March 31, 2007 and 423,361 million yen for the year ended March 31, 2006.

Consolidated Statements of Retained Earnings

Millions of yen

	FY2005 Apr '05 - Mar '06
Capital surplus	
Balance at the beginning of period	109,561
Balance at the end of period	109,561
Retained earnings	
Retained earnings at the beginning of period	299,345
Increase in retained earnings	72,987
Net Income	71,140
Increase by newly consolidated companies and affiliates accounted for the equity method	1,847
Decrease in retained earnings	26,392
Cash dividends paid	23,955
Bonuses paid to directors and corporate auditors	91
(corporate auditors only)	(8)
Loss on transfer of treasury stock related to conversion of convertible bonds and other	2,345
Balance at the end of period	345,941

Consolidated Statements of Changes in Net Asset

Millions of yen

FY2006
Apr '06 - Mar '07

	Shareholders' equity					Adjustments for valuation, foreign currency translation and others			Stock acquisition right	Minority interests	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total Shareholders' equity	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Total Adjustments for valuation, foreign currency translation and others			
Balance at the end of previous period	85,424	109,561	345,941	(10,165)	530,760	5,860	(26,944)	(21,084)	-	8,903	518,580
Changes of items during the period											
Dividends from appropriation of surplus			(13,623)		(13,623)						(13,623)
Dividends from retained earnings			(14,169)		(14,169)						(14,169)
Bonuses paid to directors and corporate auditors from appropriation of surplus			(90)		(90)						(90)
Net income			70,527		70,527						70,527
Purchase of treasury stock				(1,085)	(1,085)						(1,085)
Retirement of treasury stock		4		1,218	1,222						1,222
Net changes of items other than shareholders' equity during the period						(1,211)	13,285	12,074	301	1,014	13,389
Total changes of items during the period	-	4	42,644	132	42,781	(1,211)	13,285	12,074	301	1,014	56,170
Balance at the end of previous period	85,424	109,565	388,585	(10,033)	573,541	4,649	(13,659)	(9,010)	301	9,917	574,751

Dividends and Bonuses paid to directors and corporate auditors from appropriation of surplus was resolved at annual shareholders meeting on 29 June, 2006.

Consolidated Statements of Cash Flows

Millions of yen

	FY2006 Apr '06 - Mar '07	FY2005 Apr '05 - Mar '06
Operating activities:		
Income before income taxes and minority interests	117,127	116,908
Adjustments for:		
Depreciation and amortization	92,171	60,758
Loss on impairment of long-lived assets	1,245	233
Loss on sales or disposals of property, plant and equipment, net	2,089	2,320
Interest and dividend income	(2,297)	(1,254)
Interest expense	5,032	1,396
Unrealized foreign currency exchange (gain) loss	(1,256)	494
Equity in (earnings) losses of non-consolidated subsidiaries and affiliates	703	593
Change in trade receivables	(24,308)	618
Change in inventories	(3,189)	(4,592)
Change in prepaid pension cost	(10,163)	(8,467)
Change in trade payables	11,315	(1,759)
Change in liability for retirement benefits	1,219	(6,614)
Other, net	19,034	(2,658)
Sub-total	208,725	157,976
Interest and cash dividends received	3,100	3,379
Interest paid	(4,578)	(1,428)
Income taxes paid	(42,269)	(42,634)
Net cash provided by operating activities	**164,977**	**117,292**
Investing activities:		
Purchase of marketable securities	-	(2,999)
Proceeds from the redemption of marketable securities	-	8,999
Purchase of property, plant and equipment	(49,588)	(49,528)
Proceeds from sales of property, plant and equipment	2,078	1,482
Increase in intangible assets	(15,881)	(151,660)
Purchase of investment securities	(1,638)	(36)
Proceeds form the redemption and sales of investment securities	11	9,300
Payments for acquisition of stocks of newly consolidated subsidiaries	-	(293,034)
Payments for long-term prepaid expenses	(6,283)	-
Change in short-term loans, net	11,928	-
Payments for long-term loans	(1,550)	(897)
Other, net	(2,302)	(1,160)
Net cash used in investing activities	**(63,227)**	**(479,535)**
Financing activities:		
Change in short-term debt, net	(146,728)	146,683
Proceeds from long-term loans	30,638	240,245
Repayments of long-term loans	(38,228)	(547)
Proceeds from bond	99,676	-
Purchase of treasury stock	(1,085)	(6,056)
Payments of cash dividends	(27,806)	(23,980)
Payments of cash dividends to minority shareholders	(1,339)	(592)
Other, net	1,208	970
Net cash provided by (used in) financing activities	**(83,665)**	**356,721**
Translation adjustments on cash and cash equivalents	**2,542**	**2,727**
Net increase (decrease) in cash and cash equivalents	**20,627**	**(2,794)**
Cash and cash equivalents, beginning of year	**67,527**	**70,409**
Cash and cash equivalents of newly consolidated subsidiaries, increase	**-**	**760**
Cash and cash equivalents due to exclusion of previously consolidated subsidiaries, decrease	**-**	**(848)**
Cash and cash equivalents, end of period	**88,154**	**67,527**

Segment Information by Business

Millions of yen

FY2006 Apr '06 - Mar '07	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	744,747	292,663	194,396	1,231,808	-	1,231,808
Intersegment sales	-	-	29,212	29,212	(29,212)	-
Total	**744,747**	**292,663**	**223,609**	**1,261,020**	**(29,212)**	**1,231,808**
Operating expenses	**645,817**	**265,351**	**202,429**	**1,113,598**	**(29,443)**	**1,084,155**
Operating income before amortization related to Kanebo Cosmetics	**98,930**	**27,311**	**21,180**	**147,421**	**231**	**147,653**
Amortization related to Kanebo Cosmetics	-	26,794	-	26,794	-	26,794
Operating income	**98,930**	**516**	**21,180**	**120,627**	**231**	**120,858**
% to sales	13.3	0.2	9.5	9.6	-	9.8
Total Assets	**439,985**	**563,715**	**210,782**	**1,214,483**	**33,314**	**1,247,797**
Depreciation and amortization	**42,017**	**37,072**	**13,081**	**92,171**	-	**92,171**
Loss on impairment of long-lived assets	**1,108**	-	**137**	**1,245**	-	**1,245**
Capital expenditure	**23,541**	**28,395**	**18,206**	**70,143**	-	**70,143**

(*) Amortization expenses related to Kanebo Cosmetics consisted of amortization of trademark and other intellectual property rights and goodwill in the year ended March 31, 2007.

FY2005 Apr '05 - Mar '06	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	704,033	85,246	181,949	971,230	-	971,230
Intersegment sales	-	-	26,941	26,941	(26,941)	-
Total	**704,033**	**85,246**	**208,890**	**998,171**	**(26,941)**	**971,230**
Operating expenses	**611,334**	**77,473**	**186,861**	**875,668**	**(27,174)**	**848,493**
Operating income before amortization related to Kanebo Cosmetics	**92,699**	**7,773**	**22,029**	**122,502**	**233**	**122,736**
Amortization related to Kanebo Cosmetics	-	2,601	-	2,601	-	2,601
Operating income	**92,699**	**5,171**	**22,029**	**119,901**	**233**	**120,134**
% to sales	13.2	6.1	10.5	12.0	-	12.4
Total Assets	**436,320**	**573,398**	**191,629**	**1,201,348**	**19,215**	**1,220,564**
Depreciation and amortization	**42,552**	**6,449**	**11,755**	**60,758**	-	**60,758**
Loss on impairment of long-lived assets	**233**	-	-	**233**	-	**233**
Capital expenditure	**24,939**	**154,127**	**24,528**	**203,595**	-	**203,595**

(*) Amortization expenses related to Kanebo Cosmetics consisted of amortization of trademark and other intellectual property rights in the year ended March 31, 2006.

Consolidated Segment Information by Geography

Millions of yen

FY2006
Apr '06 - Mar '07

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	906,790	99,737	106,246	119,033	1,231,808	-	1,231,808
Intersegment sales	17,405	26,252	484	16,883	61,026	(61,026)	-
Total	**924,196**	**125,989**	**106,730**	**135,917**	**1,292,834**	**(61,026)**	**1,231,808**
Operating expenses	**821,973**	**123,421**	**98,976**	**127,230**	**1,171,602**	**(60,652)**	**1,110,949**
Operating income	**102,222**	**2,567**	**7,754**	**8,687**	**121,232**	**(374)**	**120,858**
% to sales	11.1	2.0	7.3	6.4	9.4	-	9.8
Assets	**908,196**	**122,118**	**86,293**	**144,360**	**1,260,968**	**(13,171)**	**1,247,797**

FY2005
Apr '05 - Mar '06

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	697,484	84,468	93,738	95,537	971,230	-	971,230
Intersegment sales	10,571	26,429	1,428	13,947	52,377	(52,377)	-
Total	**708,056**	**110,898**	**95,167**	**109,485**	**1,023,607**	**(52,377)**	**971,230**
Operating expenses	**606,402**	**105,054**	**88,388**	**101,962**	**901,807**	**(50,712)**	**851,095**
Operating income	**101,653**	**5,844**	**6,778**	**7,522**	**121,799**	(1,664)	**120,134**
% to sales	14.4	5.3	7.1	6.9	11.9	-	12.4
Assets	**934,184**	**107,509**	**75,471**	**127,499**	**1,244,665**	**(24,101)**	**1,220,564**

Sales to Foreign Customers

Millions of yen

FY2006 Apr '06 - Mar '07	Asia/Oceania	North America	Europe	Total
Total overseas sales	112,274	108,684	114,557	335,516
Consolidated net sales				1,231,808
Percentage of overseas sales to consolidated net sales	9.1%	8.8%	9.3%	27.2%

FY2005 Apr '05 - Mar '06	Asia/Oceania	North America	Europe	Total
Total overseas sales	92,711	94,356	93,139	280,207
Consolidated net sales				971,230
Percentage of overseas sales to consolidated net sales	9.5%	9.7%	9.6%	28.9%

Sales Composition

Millions of yen

	FY2006 Apr '06 - Mar '07	FY2005 Apr '05 - Mar '06	Growth %
Consumer Products			
Personal Care	194,636	187,896	3.6
Fabric and Home Care	243,818	237,551	2.6
Feminine Care, Baby Care and Others	123,900	113,630	9.0
Total Japan	562,354	539,078	4.3
Asia and Oceania	66,168	57,188	15.7
North America and Europe	124,820	115,329	8.2
Eliminations	(8,595)	(7,563)	-
Total	**744,747**	**704,033**	**5.8**
Prestige Cosmetics	**292,663**	**85,246**	**243.3**
Chemical Products			
Japan	116,933	114,522	2.1
Asia	55,830	53,596	4.2
North America and Europe	82,935	72,196	14.9
Eliminations	(32,089)	(31,424)	-
Total	**223,609**	**208,890**	**7.0**
Total before Eliminations	**1,261,020**	**998,171**	**26.3**
Eliminations	(29,212)	(26,941)	-
Consolidated Net Sales	**1,231,808**	**971,230**	**26.8**

News Release April 26, 2007

Kao Announces Revision of Qualitative Information and Financial Statements in Business Results for Fiscal Year 2006

Tokyo, April 26, 2007 — Kao Corporation today announced a revision of the Qualitative Information and Financial Statements section of its Business Results for Fiscal Year 2006, which were announced on April 23, 2007.

Qualitative Information and Financial Statements
Page 5
1. Business Results
(1) Analysis of Consolidated Business Results
Results for the Fiscal Year Ended March 31, 2007
1. Overview

The last sentence of the fourth paragraph is revised as shown below:

Revised:

(Excluding the effect of currency translation, overseas sales increased **10.1%**.)

Previous:

(Excluding the effect of currency translation, overseas sales increased 6.4%.)

For further information, please contact:
Katsuya Fujii
Vice President
Investor Relations
Tel: 81-3-3660-7101 / Fax: 81-3-3660-8978
E-mail: ir@kao.co.jp

Exhibit A-3

Kao Corporation

Kao Announces Stock Option Plan

April 23, 2007

Kao Corporation (the "Company") hereby makes the following announcement: at the meeting of the Board of Director held on the date hereof, the Board of Directors resolved to submit to the 101st Annual General Meeting of Shareholders of the Company, scheduled to be held on June 28, 2007 ("AGM"), a proposal for delegation to the Company's Board of Directors of determination of matters for offering of stock acquisition rights to be issued as stock options to the employees of the Company and the members of the Board of Directors and employees of the Company's affiliated companies.

Proposal: Delegation to the Meeting of the Board of Directors of the Company of Determination of Matters for Offering of Stock Acquisition Rights to be Issued as Stock Options

Contents of the Proposal

The Company seeks from its shareholders, approval for delegating to the Board of Directors the determination of matters for offering of stock acquisition rights to be issued as stock option to the Company's employees, and the Members of the Board of Directors and employees of the Company's affiliated companies in accordance with Articles 236, 238 and 239 of the Corporation Law.

1. Reason for Offering to Parties to Subscribe for Stock Acquisition Rights under Especially Favorable Terms

   To implement the stock option plan with the purpose of increasing the Company's corporate value through aligning the interests of the its employees, and the members of the Board of Directors and employees of the Company's affiliated companies with those of shareholders of the Company.

2. Details and Maximum Number of Stock Acquisition Rights, for the Offering Terms that the Board of Directors is Entitled to Determine, Based on Matters to be Approved at the AGM

(1) Maximum Number of Stock Acquisition Rights, for the Offering Terms that the Board of Directors is Entitled to Determine, in accordance with the Delegation of the approval by the AGM

Maximum Number:

Up to 500 Stock Acquisition Rights with the terms provided for in (3) below

The total number of shares that can be delivered upon exercise of stock acquisition rights will not exceed 500,000 shares in the Company's common stock. If the Allotted Number of Shares (defined below) is adjusted in accordance with (3)(i) below, then the total number of shares to be issued upon exercise of the stock acquisition rights will be adjusted accordingly but not exceed the product of: the adjusted Allotted Number of Shares; and the above total number of stock acquisition rights.

(2) The Board of Directors must not require any pecuniary payment for stock acquisition rights when deciding the offering terms in accordance with the delegation of the decision by the AGM.

(3) Details of the Stock Acquisition Rights as, the Offering Terms which the Board of Directors is Entitled to Determine in Accordance with the Delegation of the Decision by the AGM

(i) Type and Number of Shares to be Delivered upon the Exercise of Stock Acquisition Rights

The type of shares to be delivered upon exercise of the stock acquisition rights will be shares of the Company's common stock, and the number of shares to be delivered upon exercise of each Stock Acquisition Right ("Allotted Number of Shares") will be 1,000 shares. If, however, after the date of allotment of the stock acquisition rights ("Allotment Date"), the shares in Company's common stock are subject to any stock split (including any *gratis* allotment of the shares of the Company's common stock; and the same being applied whenever "stock split" is mentioned in the following paragraphs) or any stock consolidation, the Company may adjust the Allotted Number of Shares as it considers necessary, and the Allotted Number of Shares will be adjusted using the following formula, rounding up to the nearest yen any fraction less than one yen resulting from the adjustment:

$$\text{Adjusted Allotted Number of Shares} = \text{Number of Shares before Adjustment} \times \text{Stock Split/Stock consolidation Ratio}$$

In addition to the above, if, after a resolution at the AGM, there is an unavoidable reason for requiring the adjustment of the Allotted Number of Shares, the Allotted Number of Shares will be adjusted to a reasonable extent.

(ii) Calculation of Value of Assets Contributed upon Exercise of the Stock Acquisition Rights

The value of the assets to be contributed upon the exercise of each stock acquisition right will be equal to the product of: the amount to be paid for each share delivered upon the exercise of stock acquisition rights ("Exercise Price"); and the Allotted Number of Shares. The Exercise Price will be equal to the product of: 1.05; and the average of the daily closing prices (including both the bid/offer indications) of common stock of the Company in the regular transactions at the Tokyo Stock Exchange for thirty consecutive trading days (excluding the days on which no transactions are made) commencing on the 45th trading day prior to the next day of the Allotment Date, with any fraction less than one yen rounded up to the nearest yen. If the foregoing amount is less than the closing price of the common stock of the Company in the regular transactions at the Tokyo Stock Exchange on the Allotment Date, that closing price will be the Exercise Price.

Furthermore, where the Company, in respect of its shares in common stock, issues new shares or disposes of its treasury shares at a price less than the market price, the Exercise Price will be adjusted using the following formula, with fraction less than one yen resulting from the adjustment rounded up to the nearest yen. However, the Exercise Price will not be adjusted in the event of any conversion of securities being convertible to the Company's common stock, any exercise of stock acquisition rights which may claim for issuance of the Company's common stock (including the purchase right with bonds with share purchase warrant), any transfer to stock option holders of the Company's treasury shares acquired by the Company based on the resolutions of the 95th Annual General Meeting of Shareholders held on June 28, 2001, any transfer based on any shareholder's claim for sale in relation to any shares that are less than one unit share, or the transfer of treasury shares owned by the Company due to a share-for-share exchange.

$$\text{Adjusted Exercise Price} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Previously Issued Shares} + \dfrac{\text{Number of Newly Issued Shares} \times \text{Paid-in Value Per Share}}{\text{Market Price}}}{\text{Number of Previously Issued Shares} + \text{Number of Newly Issued Shares}}$$

In the above formula, "Number of Previously Issued Shares" means the aggregate number of issued shares less the treasury shares held by the Company. Where the Company disposes of its treasury shares, "Number of Newly Issued Shares" will read as "Number of Treasury Shares to be Disposed of."

In addition to the above, after the Allotment Date, if there is an unavoidable reason for requiring the adjustment of the Exercise Price, such as the reduction of its stated capital, the Exercise Price will be adjusted to a reasonable extent considering the conditions for the reduction of its stated capital.

After the Allotment Date, where the Company conducts any stock split or stock consolidation in respect of its shares in common stock, the Exercise Price will be adjusted in proportion to the stock split or stock consolidation ratio of those shares, with any fraction less than one yen resulting from the adjustment rounded up to the nearest yen.

(iii) Period for Exercising Stock Acquisition Rights

From September 1, 2009 to August 29, 2014

(iv) Matters Concerning an Increase in Capital Stock and Capital Surplus in the Event of Issuance of Shares upon the Exercise of Stock Acquisition Rights

(a) The amount of an increase in the capital stock, in the event of the issuance of shares upon the exercise of stock acquisition rights, will be equal to one half (1/2) of the maximum increase in the amount of capital or the like calculated in accordance with Article 40, Paragraph 1 of the "Corporate Calculation Rules", with any amount less than one yen resulting from the calculation rounded up to the nearest yen.

(b) The amount of an increase in the capital surplus in the event of the issuance of shares upon the exercise of stock acquisition rights will be equal to the amount of the maximum increase in the amount of capital or the like provided for in (a) above, less the amount of the increase in capital stock provided for in (a) above.

(v) Restrictions on Acquiring Stock Acquisition Rights by Transfer

Acquiring stock acquisition rights by transfer is subject to the approval of the Board of Directors by resolution.

(vi) Reasons and Terms for Acquiring Stock Acquisition Rights

The Company may acquire *gratis* stock acquisition rights, if a proposal for approval of a merger agreement, under which the Company is to become a dissolved company, a proposal for the approval of a demerger agreement or plan under which the Company is to become a demerged company, or a proposal for the approval of a share-for-share exchange agreement

or a stock transfer plan under which the Company is to become a wholly-owned subsidiary, is approved at the Company's General Meeting of Shareholders (or if the Board of Directors resolves to proceed with any of the foregoing proposals in a case where a resolution of a General Meeting of Shareholders is not required), on the date separately determined by the Board of Directors.

(vii) Handling of Stock Acquisition Rights Upon Restructuring

In the event the Company conducts a merger (limited to where the Company is dissolved as a result of the merger), an absorption-type merger (*kyushu gappei*), an incorporation-type merger (*shinsetsu gappei*) or an absorption-type demerger (*kyushu bunkatsu*), an incorporation-type demerger (*shinsetsu bunkatsu*), a share-for-share exchange (*kabushiki kokan*), or a stock transfer (*kabushiki iten*)(collectively "Restructuring"), stock acquisition rights of one of the stock corporations listed in Article 236, Paragraph 1, Item 8(a) through (c) of the Corporation Law (as the case may be)("Restructured Company") will be delivered to the holders of the stock acquisition rights remaining at the time the Restructuring takes effect ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In this case, the Remaining Stock Acquisition Rights will be forfeited and the Restructured Company will newly issue stock acquisition rights.

However, the foregoing applies only where the delivery of the stock acquisition rights of the Restructured Company, in accordance with the following terms, is provided for in the relevant absorption-type merger agreement, incorporation-type merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, share-for-share exchange agreement, or stock transfer agreement:

(a) Number of Stock Acquisition Rights of the Restructured Company to be Delivered

Stock acquisition rights will be delivered to the respective holders of Remaining Stock Acquisition Rights in the same number as the Remaining Stock Acquisition Rights held by them.

(b) Type of Shares of the Restructured Company to be Delivered upon Exercise of Stock Acquisition Rights

Restructured Company's common stock

(c) The number of shares of the Restructured Company delivered upon Exercise of Stock Acquisition Rights

A decision will be made subject to (3)(i) above, considering the terms for the Restructuring.

(d) Value of Assets Contributed upon Exercise of Stock Acquisition Rights

The value of assets contributed upon the exercise of each stock acquisition right is equal to the product of: the paid-in amount after the restructuring, which is obtained by adjusting the Exercise Price based on (3)(ii) above, considering factors such as Restructuring terms; and the number of shares of the Restructured Company delivered upon exercise of those stock acquisition rights, determined in accordance with (c) above.

(e) Exercise Period for Stock Acquisition Rights

A period commencing on either the initial date of the period for exercising stock acquisition rights as provided for in (3)(iii) above, or the effective date of the Restructuring, whichever event occurs later, and ending on the date of expiration of the period for exercising stock acquisition rights as provided for in (iii) above

(f) Matters Concerning Increase in Capital and Capital Reserves In the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights

To be decided subject to (3)(iv) above

(g) Restrictions on Acquiring Stock Acquisition Rights by Transfer

Acquiring stock acquisition rights by transfer is subject to the approval of the Board of Directors of the Restructured Company by resolution

(h) Terms and Conditions for Acquiring Stock Acquisition Rights

To be decided subject to (3)(vi) above

(viii) Handling of Fraction Less than One Share upon Exercise of Stock Acquisition Rights

Any fraction less than one share in the number of shares to be delivered to any stock acquisition right holder who has exercised stock acquisition rights will be rounded down.

*Upon shareholders' approval of the resolution at the AGM, the details of issuance and allotment of the above Stock Acquisition Rights shall be determined by a resolution of the Board of Directors to be held within one (1) year after the AGM.

*The Company is scheduled to resolve at the meeting of Board of Directors which shall be held during this fiscal year the issuance and allotment of stock acquisition rights to be issued as stock options, the exercise price of which is to be one (1) yen per share ("Share Remuneration Type Stock Options"), to members of the Board of Directors, within the limit of a maximum total annual amount of 200 million yen as approved at the 100th Annual General Meeting of Shareholders held on June 29, 2006. The Company is also scheduled to resolve at the meeting of Board of Directors the issuance and allotment of Share Remuneration Type Stock Options to the Company's Executive Officers who do not also serve as Company's members of the Board of Directors.

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-4

Highlights for FY2006

April 23, 2007

Kao Corporation

Motoki Ozaki

President and CEO

These presentation materials are available on our website in PDF format:
http://www.kao.co.jp/en/ir/analystmtg/index.html

These presentation materials contain forward-looking statements that are based on management's estimates, assumptions and projections as of April 23, 2007. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity, fluctuations in currency exchange and interest rates, could cause actual results to differ materially from expectations.

Kao

Agenda

- Summary of FY2006
- Growth Strategies and Structural Reorganization of Business Operations
- FY2007 Forecast

Kao

Summary of FY2006

FY2006 Financial Overview

Net sales and profits exceeded our forecast

		Year-on-year	Excluding Kanebo Cosmetics-related impact	
Net sales:	¥1,231.8 billion	+26.8%	¥1,030.7 billion	+6.1%
Operating income:	¥120.8 billion	+0.6%	¥125.0 billion	+1.7%
Ordinary income:	¥120.1 billion	-1.5%	¥126.6 billion	+1.3%
Net income:	¥70.5 billion	-0.9%	¥70.6 billion	-3.1%
EBITDA:	¥213.0 billion	+17.8%	¥185.4 billion	+2.4%
ROE:	13.1%	-180 bps		
Net income per share:	¥129.41	-0.9%		

Shareholder returns

Cash dividends per share:	¥52	+¥2
Payout ratio:	40.2%	

Kao

Growth Strategies and Structural Reorganization of Business Operations

Growth Strategies

Profitable growth driven by high-value-added products

- Accelerate growth in the business areas of Beauty Care and Human Health Care*
- Further strengthen and develop Fabric and Home Care, a core business
- Further enhance the Chemical Products business globally and locally with distinctive products that meet customer needs

*The scope of "Human Health Care" does not include pharmaceuticals.

Kao

A Changing Operating Environment

Society

- Structural changes including the declining birth rate, aging population, later marriage and increase in single households

Consumer

- Higher demand for emotional satisfaction in addition to functional value
- Changing sense of values
- Changing purchase attitudes

Trade/ Distribution

- Shift to competition based on added-value
- Changing retail channel structure
- Changing how stores sell products and provide information

Competition

- Different and fierce competition across business fields

Respond intelligently to the essential factors driving change by accurately understanding consumer perspectives

➡ ***Structural reorganization of business operations***

Kao

New Business Units and Main Product Categories

Consumer Products Business

Beauty Care

FY2007 Sales Forecast: ¥625 billion

Beauty salon products
Prestige cosmetics
Premium skin care
Premium hair care





Consumer Products Business

Human Health Care

FY2007 Sales Forecast: ¥187billion

Functional food/beverage
Oral care
Blood circulation related
(incl. bath additives, thermo pads)
Sanitary products



Consumer driven

Consumer Products Business

Fabric and Home Care

FY2007 Sales Forecast: ¥270 billion

Laundry detergent, fabric softener
Products for kitchen/bath/toilet and living care



Chemical Business

Chemical

FY2007 Sales Forecast: ¥240 billion

Oleo chemicals
Performance chemicals
Specialty chemicals





*FY2007 sales forecasts include inter-segment sales.

Kao

Kanebo Cosmetics

(Beauty Care Business Unit)

FY2006 Topics

Net sales (Feb-Dec): ¥200+ billion (+2.3% year-on-year)

-Reference/ (Jan-Dec): ¥210+ billion (+2.1% year-on-year)

Operating margin* (Feb-Dec): approximately 11%

-Reference/ (Jan-Dec): approximately 10%

* Operating margin before amortization of intellectual property rights and others

- The launches of *Impress*, a new premium prestige skin care brand, and *Lavshuka* makeup and the success of *Blanchir Whitening Conclusion* whitening serum contributed to sales expansion.
- Proactive investment in China started.



Impress



Lavshuka



Blanchir Whitening Conclusion

FY2007 Topics

-Forecast-

Net sales (Jan-Dec): ¥220+ billion (+3-4% year-on-year)

Operating margin* (Jan-Dec): approximately 8%

* Operating margin before amortization of intellectual property rights and others

- Continuous initiatives in Japan to reinforce selected brands.
- Full-scale proactive investment in China.
- Initiatives to realize cost synergy toward FY2010 in progress.

New Business Units and Main Product Categories

Consumer Products Business

Beauty Care

FY2007 Sales Forecast: ¥625 billion

Beauty salon products
Prestige cosmetics
Premium skin care
Premium hair care





Consumer Products Business

Human Health Care

FY2007 Sales Forecast: ¥187billion

Functional food/beverage
Oral care
Blood circulation related
(incl. bath additives, thermo pads)
Sanitary products



Consumer driven

Consumer Products Business

Fabric and Home Care

FY2007 Sales Forecast: ¥270 billion

Laundry detergent, fabric softener
Products for kitchen/bath/toilet and living care


New
アタック
フレア

Chemical Business

Chemical

FY2007 Sales Forecast: ¥240 billion

Oleo chemicals
Performance chemicals
Specialty chemicals



*FY2007 sales forecasts include inter-segment sales.

Matrix Management among Business and Functional Units

Speedy and steady execution of growth strategies driven by consumer perspectives



Functional Units
R&D
Production
Sales
Corporate
Business Units
Beauty Care
Human Health Care
Fabric and Home Care
Chemical
Establishment of Kao Customer Marketing Co., Ltd. on April 1, 2007

Beauty Care Business Unit

FY2006 Topics

- Kao maintained its number one position (*1) in the shampoo/conditioner market in Japan despite fierce competition.
- *Kanebo Cosmetics* performed in line with our expectations, while *Kao Sofina* sales were down slightly from the previous fiscal year due to a soft mid-priced cosmetics market.
- Rollout of *Asience* premium hair care in Singapore following this brand's success in Taiwan and Hong Kong.
- Premium beauty care in North America and Europe grew mainly due to new products.



Essential Damage Care hair care products


natural glow

Jergens natural glow

FY2007 Topics

- Kao will strengthen its number one position (*1) in the shampoo/conditioner market with the launch of a new hair care brand, *Segreta*.
- *Molton Brown* modern luxury brand will expand the areas in which it operates.
- Proactive investment to accelerate growth of *Kanebo Cosmetics*.



Segreta hair care products



Molton Brown

*1: Source: SRI POS data

Kanebo Cosmetics

(Beauty Care Business Unit)

FY2006 Topics

Net sales (Feb-Dec): ¥200+ billion (+2.3% year-on-year)

-Reference/ (Jan-Dec): ¥210+ billion (+2.1% year-on-year)

Operating margin* (Feb-Dec): approximately 11%

-Reference/ (Jan-Dec): approximately 10%

* Operating margin before amortization of intellectual property rights and others

- The launches of *Impress*, a new premium prestige skin care brand, and *Lavshuka* makeup and the success of *Blanchir Whitening Conclusion* whitening serum contributed to sales expansion.
- Proactive investment in China started.



Impress



Lavshuka



Blanchir Whitening Conclusion

FY2007 Topics

-Forecast-

Net sales (Jan-Dec): ¥220+ billion (+3-4% year-on-year)

Operating margin* (Jan-Dec): approximately 8%

* Operating margin before amortization of intellectual property rights and others

- Continuous initiatives in Japan to reinforce selected brands.
- Full-scale proactive investment in China.
- Initiatives to realize cost synergy toward FY2010 in progress.

Kanebo Cosmetics Operations in China

(Beauty Care Business Unit)

	Department stores	High-end drugstores	Net sales
FY2010 Plan	500 outlets	1,000 outlets	¥20 billion
FY2007 Plan	300 outlets	300 outlets	
FY2006 Actual	Approximately 240 outlets	Approximately 100 outlets	Approximately ¥2 billion

[Brands]
AQUA
Impress/[illegible]raso
Kanebo International

[Brand]
freeplus







Kao

Human Health Care Business Unit

FY2006 Topics

- The launches of *Healthya Water* sports drink and *Medicated Pyuora* toothpaste and mouthwash were successful.
- Performance of *Econa Healthy Cooking Oil* was flat because of continued price competition.
- Sales of *Merries* baby diapers continued to expand as consumers recognize the brand's value.
- *Laurier F* sanitary napkins were introduced in Hong Kong and Singapore.



Medicated Pyuora



Healthya Water



Laurier F

FY2007 Topics

- Strengthen the *Healthya* brand based on the appeal of the health benefits of tea catechin.
- Emphasize how the ability of *Econa Healthy Cooking Oil Plus* to prevent fat deposits and lower cholesterol differentiates the *Econa* brand from competitors.
- Further enhance brand loyalty for *Merries* and *Laurier* through research into skin comfort.



Econa Healthy Cooking Oil Plus

Kao

Fabric and Home Care Business Unit

FY2006 Topics

- High-value-added new products contributed to sales expansion in Japan.
  - In fabric care: *Attack ALL in* laundry detergent, *Humming Flair Relaxing Herbal Scented,* etc.
  - In home care: *Resesh Refreshing Scent* fabric freshener, *Quickle Wiper Handy* household duster kit, etc.
- In Thailand, new *Attack Easy* laundry detergent was successful because it meets consumer needs.


5つのチカラが一度に働く
ALL in
Attack ALL in


Humming Flair Relaxing Herbal Scented


Quickle Wiper Handy

FY2007 Topics

- Kao will further strengthen the *Attack* brand.
  - In Japan, Kao will reinforce *Attack*'s number one position (*1) in the laundry detergent market in celebrating its 20th anniversary.
  - In Thailand, we will follow up on the success of *Attack Easy* by launching *Attack Soft Plus.*
- Kao will make proposals that offer young housewives pleasure and comfort in their household chores.


Attack Soft Plus

*1: Source: SRI POS data

Kao

Chemical Products Business Unit

FY2006 Topics

- Capital expenditures for production facilities for fatty alcohols and toner and toner binder will support mid- and long-term growth.
- In Japan, the weak performance of IT-related materials was offset by higher sales of performance chemicals such as superplasticizers for concrete admixtures.
- Momentum continued in North America and Europe due to timely capital investment for production facilities such as fatty amines and toner and toner binder for copiers and printers.
- High raw material costs spurred by the rise in crude oil prices impacted profitability.

FY2007 Topics

- Production capacity expansion for fatty alcohols in the Philippines will enable us to increase sales.
- High-value-added specialty chemicals are an area of focus. Kao will respond to customers' needs and expand sales by collaborating with rapidly growing industries.
- Kao will further strengthen performance chemicals through increased functionality and low-cost operations.
- Prices for natural oils and fats are rising, mainly due to increasing demand for bio diesel fuel.

Consumer Products Business in Asia

FY2006 Topics

Achievements in integrating business operations in Asia, including Japan

- Accelerated roll-out of successful value-added products in Japan to Asian countries.
  ex. *Asience* hair care products, *Laurier F* sanitary napkins
- Collaboration with retailers
- Standardization of work processes helped improve quality and increase speed
- Optimization of management information by using SAP



Asience



Laurier F

FY2007 Topics

- Kao has positioned FY2007 as a year to expand sales and strengthen its presence in growing Asian markets by aggressively introducing value-added products.
- Kao will reduce losses in China by expanding sales.

Kao

Free Cash Flow Expansion and Use

Annual free cash flow has increased to about \100 billion with the addition of Kanebo Cosmetics

Capital expenditures and M&A for future growth

Steady cash dividends, aiming for consolidated payout ratio in the range of 40%

Repayment of interest-bearing debt

↓

Share repurchases as a part of shareholder returns

*Free cash flow = Net cash provided by operating activities – Net cash used in investing activities

FY2007 Forecast

Aiming for Mid- and Long-term Growth

FY2006 operating income: ¥120.8 billion

1. Major proactive investments
   - Prestige cosmetics: Proactive investments in China and other areas
   - Consumer products business: Aggressive marketing expenditures for sales expansion

	Estimated impact on profit
2. Impact of higher raw material prices in Japan	approximately -¥8.0 billion
3. Total Cost Reduction (TCR) activities	approximately +¥5.0 billion

FY2007 operating income forecast: ¥114.0 billion

- Increased sales
- Cost reductions
- Completion of a portion of amortization

Exceed record operating income of ¥121.3 billion as early as possible after FY2008

FY2007 Forecast

Profitable growth through 2010 by investing proactively in sales expansion

		Year-on-year
Net sales:	**¥1,290.0 billion**	**+4.7%**
Operating income:	**¥114.0 billion**	**-5.7%**
Ordinary income:	**¥111.0 billion**	**-7.6%**
Net income:	**¥66.0 billion**	**-6.4%**
EBITDA:	**¥209.0 billion**	**-1.9%**
ROE:	**11.3%**	**-180 bps**
Net income per share:	**¥121.08**	**-6.4%**
Shareholder returns		
Cash dividends per share:	**¥54**	**+¥2**
Payout ratio:	**44.6%**	

Kao

Exhibit A-5

Annual Financial Review

From April 1, 2006 to March 31, 2007

Kao Corporation

April 23, 2007

This is a translation of materials used for the analyst meeting held in Japan on April 23, 2007.

Kao

The presentation material in PDF format is available on our website:
http://www.kao.co.jp/en/ir/analystmtg/index.html

(The yen amounts in this presentation material are rounded down.)

1. Business Environment

April 1, 2006 – March 31, 2007

Household Expenditure Survey

by Ministry of Public Management, Home Affairs, Posts and Telecommunications


(%)
10
5
0
-5
-10
All household
FY2006
FY00
FY01
FY02
FY03
FY04
FY05
4/06
5/06
6/06
7/06
8/06
9/06
10/06
11/06
12/06
1/07
2/07

(Percent change from a year earlier)

Average Consumer Purchase Price

15 Major Toiletry Categories (All manufactures)



Index
105
100
95
90
85
80
100
99
98
97
95
94
93
93
93
93
1H/FY02
2H/FY02
1H/FY03
2H/FY03
1H/FY04
2H/FY04
1H/FY05
2H/FY05
1H/FY06
2H/FY06

(Source: SRI POS data)

Kao

2. Consolidated Business Results

April 1, 2006 – March 31, 2007

FY2006 Results (Consolidated)

Billion yen	FY05	FY06*	Growth	FY06	Growth	Changes
Net Sales	971.2	1,030.7	**6.1%**	1,231.8	**26.8%**	+260.5
Operating Income	120.1	125.0	**1.7%**	120.8	**0.6%**	+0.7
Operating Margin	*12.4%*	*12.1%*		*9.8%*		
Ordinary Income	121.9	126.6	**1.3%**	120.1	**-1.5%**	-1.7
Net Income	71.1	70.6	**-3.1%**	70.5	**-0.9%**	-0.6
EBITDA	180.8	185.4	**2.4%**	213.0	**17.8%**	+32.1
ROE	14.9%			13.1%		
EPS (yen)	130.58			129.41	**-0.9%**	-1.17

*Before impact of Kanebo Cosmetics consolidation

Kao

Consolidated Net Sales [1]

	FY2005		**FY2006**		
	Billion yen	% Growth	Billion yen	%	
				Growth	Like-for-like
Personal Care	187.8	4.0	194.6	3.6	3.6
Fabric and Home Care	237.5	1.4	243.8	2.6	2.6
Feminine Care, Baby Care and Others	113.6	-6.9	123.9	9.0	9.0
Japan Total	**539.0**	0.4	**562.3**	4.3	4.3
Asia & Oceania	57.1	6.9	66.1	15.7	6.8
North America & Europe	115.3	8.1	124.8	8.2	2.4
Elimination	-7.5		-8.5		
Consumer Products	**704.0**	2.0	**744.7**	5.8	4.1

Prestige Cosmetics	**85.2**	8.9	**292.6**	243.3	242.2

*Like-for-like: excludes currency translation impact

Consolidated Net Sales [2]

	FY2005		FY2006		
				%	
	Billion yen	% Growth	Billion yen	Growth	Like-for-like
Japan	114.5	2.7	116.9	2.1	2.1
Asia	53.5	13.5	55.8	4.2	-3.6
North America & Europe	72.1	12.7	82.9	14.9	8.2
Elimination	-31.4		-32.0		
Chemical Products	208.8	6.0	**223.6**	7.0	3.6
Elimination	-26.9		-29.2		
Consolidated Sales	**971.2**	**3.7**	**1,231.8**	**26.8**	**24.8**

*Like-for-like: excludes currency translation impact

Consolidated Income Statements

	FY2005		FY2006		Changes*
	Billion yen	%	Billion yen	%	Billion yen
Net Sales	971.2	100.0	1,231.8	100.0	260.5
Cost of Sales	427.7	44.0	503.2	40.9	75.5
Gross Profit	543.4	56.0	728.5	59.1	185.0
SG&A Expenses	420.7	43.3	580.8	47.1	160.1
Operating Income Before Amortization Related to Kanebo Cosmetics	122.7	12.7	147.6	12.0	24.9
Amortization Related to Kanebo Cosmetics	2.6	0.3	26.7	2.2	24.1
Operating Income	120.1	12.4	120.8	9.8	0.7
Non-operating Income/Expenses	1.8	0.2	-0.6	-0.0	-2.5
Ordinary Income	121.9	12.6	120.1	9.8	-1.7
Extraordinary Income & Loss	-5.0	-0.6	-3.0	-0.3	1.9
Income Before Taxes	116.9	12.0	117.1	9.5	0.2
Income Taxes	44.6	4.6	45.1	3.7	0.4
Equity Items & Others (Minus)	1.1	0.1	1.4	0.1	0.3
Net Income	71.1	7.3	70.5	5.7	-0.6

* Changes = FY2006 –FY2005

*Before impact of Kanebo Cosmetics consolidation: Net Sales 1,030.7 billion yen, operating income = 125.0 billion yen, ordinary income = 126.6 billion yen, net income = 70.6 billion yen

Consolidated Cost of Sales and SG&A to Net Sales



%
Cost of Sales
SG&A
55
50
45
40
35
30
%
40
30
20
10
0
Operating
Margin
Cost of Sales ratio
(left scale)
SG&A ratio
(left scale)
Operating Margin
(right scale)
47.2
42.9
9.9
44.4
42.3
13.3
44.0
43.3
12.7
47.1
40.9
12.0
FY97
98
99
00
01
02
03
04
05
06

* Business tax has been adjusted for FY97. SG&A % to sales.

** SG&A ratio and operating margin exclude impact of amortization related to Kanebo Cosmetics .

Breakdown of Consolidated SG&A Expenses

(Billion yen)

	FY2005	FY2006	Changes**
Total SG&A Expenses*	420.7	580.8	160.1
Freight/Warehouse	51.9	68.6	16.7
Advertising	83.7	96.8	13.1
Sales Promotion	38.7	69.0	30.3
Salaries and Wages	73.1	118.8	45.6
R&D	40.2	44.3	4.1

* Before amortization related to Kanebo Cosmetics
** Changes = FY2006 – FY2005

Sales and Operating Income by Business

		Net Sales*				Operating Income		
		FY2005 Billion yen	FY2006 Billion yen	Changes Billion yen	% Growth	FY2005 Billion yen	FY2006 Billion yen	Changes Billion yen
Consumer Products		704.0	**744.7**	40.7	5.8	92.6	**98.9**	6.2
	% to Net Sales					*13.2%*	*13.3%*	
Prestige Cosmetics		85.2	**292.6**	207.4	243.3	5.1	**0.5**	-4.6
	% to Net Sales					*6.1%*	*0.2%*	
	Before amortization**					7.7	**27.3**	19.5
	% to Net Sales					*9.1%*	*9.3%*	
Chemical Products		208.8	**223.6**	14.7	7.0	22.0	**21.1**	-0.8
	% to Net Sales					*10.5%*	*9.5%*	

*Before elimination of intersegment transfers

**Before amortization related to Kanebo Cosmetics

Sales and Operating Income by Geography

		Net Sales*				Operating Income		
		FY2005 Billion yen	FY2006 Billion yen	Changes Billion yen	% Growth	FY2005 Billion yen	FY2006 Billion yen	Changes Billion yen
Japan		708.0	**924.1**	216.1	30.5	101.6	**102.2**	0.5
	% to Net Sales					*14.4%*	*11.1%*	
	Adjusted**					104.2	**129.0**	24.7
	% to Net Sales					*14.7%*	*14.0%*	
Asia & Oceania		110.8	**125.9**	15.0	13.6	5.8	**2.5**	-3.2
	% to Net Sales					*5.3%*	*2.0%*	
North America		95.1	**106.7**	11.5	12.2	6.7	**7.7**	0.9
	% to Net Sales					*7.1%*	*7.3%*	
	Adjusted***					8.4	**9.5**	1.0
	% to Net Sales					*8.9%*	*8.9%*	
Europe		109.4	**135.9**	26.4	24.1	7.5	**8.6**	1.1
	% to Net Sales					*6.9%*	*6.4%*	
	Adjusted***					10.6	**12.8**	2.1
	% to Net Sales					*9.8%*	*9.4%*	

*Before elimination of intersegment transfers, **Before amortization related to Kanebo Cosmetics,
***Before amortization of goodwill

Consolidated Operating Income

FY05		FY06
120.1	→	120.8 Billion yen

Change +0.7 Billion yen +0.6%

Japan	+0.5
Asia & Oceania	-3.2
North America	+0.9
Europe	+1.1
Total	+0.7

Consumer Products	+6.2
Prestige Cosmetics	-4.6
Chemical Products	-0.8
Total	+0.7

*The figures of each segment are before elimination and "Total" includes elimination.

Consumer Products

Asia and Oceania



Sales (Billion yen)
Operating Income (Billion yen)
Net Sales
Operating Income
120
100
80
60
40
20
0
9
6
3
0
-3
FY2004
FY2005
FY2006

North America & Europe



Before Amortization of Goodwill
140
120
100
80
60
40
20
0
20
15
10
5
0
FY2004
FY2005
FY2006

Chemical Products

Asia



120
100
80
60
40
20
0
20
15
10
5
0
FY2004
FY2005
FY2006

North America & Europe



120
100
80
60
40
20
0
20
15
10
5
0
FY2004
FY2005
FY2006

Kao

Consolidated Ordinary Income

FY05		FY06
121.9	→	120.1 Billion yen

Change -1.7 Billion yen -1.5%

1. Operating income	+0.7
2. Equity earnings/losses	-0.1
3. Forex gains/losses	+0.4
4. Net interest expense	-2.6
5. Other non-operating items	-0.2
Total	-1.7

Consolidated Income Before Taxes

FY05		FY06
116.9	→	117.1 Billion yen
Change	+0.2 Billion yen	+0.2%

1. Ordinary income	-1.7
2. Gain on sale or disposal of fixed assets	+0.4
3. Gain on sale of investment securities	-1.1
4. Reversal of prior-year depreciation in overseas subsidiaries	+0.2
5. Insurance received	+0.4
6. Loss on sale or disposal of fixed assets	-0.2
7. Prior-year post-retirement healthcare benefit expenses at U.S. subsidiaries	+2.3
8. Loss on investment in affiliate	+0.8
9. Impairment loss	-1.0
10. Other	+0.0
Total	+0.2

Consolidated Balance Sheets

(Billion yen)

	Mar/06	Mar/07	Changes		Mar/06	Mar/07	Changes
Current Asset	364.6	402.2	37.6	Current Liabilities	436.1	308.6	-127.5
Cash and Bank Deposits	47.3	49.9	2.5	Notes and Accounts Payable	96.5	110.1	13.6
Notes and Accounts Receivable	129.1	158.4	29.3	Short-term Debt (incl. Current Portion of Long-term Debt)	189.4	43.9	-145.5
Short-term Investments	20.1	36.2	16.0	Other Accounts Payable	27.4	28.9	1.4
Inventories	105.8	112.1	6.2	Accrued Expenses	75.9	85.7	9.8
Others	62.0	45.4	-16.6	Others	46.7	39.8	-6.9
Fixed Assets	855.8	845.5	-10.3	Long-term Liabilities	265.7	364.3	98.6
Tangible Assets	282.7	289.0	6.2	Long-term Debt/Straight Bond	218.5	311.7	93.2
Intangible Assets	466.2	442.4	-23.7	Others	47.2	52.6	5.3
Investments	106.8	114.0	7.1	Total Liabilities	701.9	673.0	-28.9
Deferred Assets	0.0	0.0	-0.0	Minority Interests	8.9	-	-
				Common Stock	85.4	-	-
				Capital Surplus	109.5	-	-
				Retained Earnings	345.9	-	-
				Unrealized Gain on Available-for-sale Securities	5.8	-	-
				Foreign Currency Translation Adjustments	-26.9	-	-
				Treasury Stock	-10.1	-	-
				Shareholder's Equity	509.6	-	-
				Shereholders' equity	-	573.5	-
				-Common Stock	-	*85.4*	-
				-Capital Surplus	-	*109.5*	-
				-Retained Earnings	-	*388.5*	-
				-Treasury Stock, at Cost	-	*-10.0*	-
				Adjustment for Valuation, Foreign Currency Translation and Other	-	-9.0	-
				- Unrealized Gain on Available-for-Sale Securities	-	*4.6*	-
				- Foreign Currency Translation Adjustments	-	*-13.6*	-
				Stock Acquisition Rights	-	0.3	-
				Minority Interest	-	9.9	-
				Total Net Asset	-	574.7	-
Total Assets	1,220.5	1,247.7	27.2	Total Liabilities and Total Net Asset	1,220.5	1,247.7	27.2

Statements of Cash Flows

(Billion yen)

	FY05	FY06	Changes
Operating activities	117.2	164.9	47.6
Investing activities	-479.5	-63.2	416.3
Financing activities	356.7	-83.6	-440.3
Translation adjustments on cash and cash equivalents	2.7	2.5	-0.1
Net Increase/(decrease) in cash and cash equivalents	-2.7	20.6	23.4
Cash and cash equivalents, beginning of year	70.4	67.5	-2.8
Increase in cash and cash equivalents due to newly consolidated subsidiaries	0.7	-	-0.7
Decrease in cash and cash equivalents due to exclusion of previously consolidated subsidiaries	-0.8	-	0.8
Cash and cash equivalents, end of priod	67.5	88.1	20.6
Total Debt, end of period	408.0	355.7	-52.2

<Investing Activities>

Capital expenditures:
- Production facilities for new products
- Production capacity expansion for fatty alcohols in the Philippines, toner and toner binder etc.

3. Forecast for FY 2007

Consolidated Sales and Profit Forecast

	FY2005		FY2006 *2		FY2007(F) *1 *3	
	Billion yen	% Growth	Billion yen	% Growth	Billion yen	% Growth
Net Sales	971.2	3.7	1,231.8	26.8	**1,290.0**	4.7
Operating Income	120.1	-1.0	120.8	0.6	**114.0**	-5.7
[% to Sales]	12.4%		9.8%		8.8%	
Ordinary Income	121.9	-2.7	120.1	-1.5	**111.0**	-7.6
[% to Sales]	12.6%		9.8%		8.6%	
Net Income	71.1	-1.4	70.5	-0.9	**66.0**	-6.4
[% to Sales]	7.3%		5.7%		5.1%	

Net Income per Share (yen)	130.58	-0.4	129.41	-0.9	**121.08**	-6.4
ROE	14.9%		13.1%		**11.3%**	
EBITDA (Operating Income + Depr. & Amort.)	180.8	1.5	213.0	17.8	209.0	-1.9
Cash dividends per Share (yen)	50.0	31.6	52.0	4.0	54.0	3.8

*1 Exchange rate assumptions: 118 yen/USD, 155 yen/Euro

*2 Kanebo Cosmetics: Net sales = ¥200+ billion / operating margin before amortization of intellectual property rights and others = approximately 11%; amortization related to Kanebo Cosmetics: ¥26.7 billion

*3 Kanebo Cosmetics: Net sales = ¥220+ billion / operating margin before amortization of intellectual property rights and others = approximately 8%; amortization related to Kanebo Cosmetics: ¥27.4billion

Kao

Sales Outlook by Segment – FY2007

<Billion yen>

Consolidated Net Sales 1,290 +4.7%

By Geography		
Japan	950	+2.8%
Asia & Oceania	140	+11.1%
North America	113	+5.9%
Europe	150	+10.4%

By Business		
Beauty Care	625	+7.0%
Human Health Care	187	+1.6%
Fabric and Home Care	270	+1.0%
Chemical	240	+7.3%

* Growth rate by business segment is calculated based on reclassified FY2006 estimates.

Major Assumptions for FY2007 Forecast

- ◆ **Sales price in Consumer Products Business in Japan remains almost flat**
- ◆ **Major proactive investments:**
  - Prestige cosmetics: Proactive investments in China and other areas
  - Consumer business: Aggressive marketing spending for sales expansion

	Estimated impact on profit
◆ **Impact of higher raw material prices in Japan**	**approximately -¥8.0 billion**
◆ **Total Cost Reduction (TCR) activities**	**approximately +¥5.0 billion**

Exchange rate assumptions

- ◆ **118 yen/USD**
- ◆ **155 yen/Euro**

Kao

Consolidated Net Sales/Operating Margin

[Full Year]



Sales
Billion yen
Operating Income
Billion yen
Operating Margin
Net Sales
Operating Income
1,400
1,200
1,000
800
600
400
200
0
240
220
200
180
160
140
120
100
80
60
40
20
0
865.2
902.6
936.8
971.2
1,231.8
1,290.0
114.9
119.7
121.3
120.1
120.8
114.0
13.3%
13.3%
13.0%
12.4%
9.8%
8.8%
FY02
03
04
05
06
07(F)

EBITDA



Billion yen
Operating Income
Depr. & Amort.
250
200
150
100
50
0
173.2
58.3
114.9
177.8
58.1
119.7
178.1
56.7
121.3
180.8
60.7
120.1
213.0
92.1
120.8
209.0
95.0
114.0
FY02
03
04
05
06
07(F)

ROE & ROA



(%)
20
15
10
5
0
14.6
14.6
15.7
17.0
17.7
14.9
13.1
11.3
12.7
13.1
14.2
15.5
16.5
12.8
9.7
9.0
ROE
ROA
FY00
01
02
03
04
05
06
07(F)

ROA: Ordinary Income / Total assets

Net Income per Share



Net Income
(Billion yen)
Weighted Average Number of Shares Outstanding (MM)
Net Income per Share
(yen)
Net Income
Net Income per Share
90
80
70
60
50
40
30
20
10
0
200
180
160
140
120
100
80
60
40
20
0
59.4
60.2
62.4
65.3
72.1
71.1
70.5
66.0
96.7
100.4
108.1
119.1
131.2
130.6
129.4
121.1
615
600
577
548
550
544
544
545
FY00
01
02
03
04
05
06
07(F)

Kao

Cash Dividends per Share



(Yen)
60
50
40
30
20
10
0
7.10
7.10
8.87
9.09
10.00
10.50
11.50
12.50
14.00
15.00
16.00
20.00
24.00
26.00
30.00
32.00
38.00
50.00
52.00
54.00
FY88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07(F)

*Impacts of share splits are retroactively reflected.

Capital Expenditures



(Billion yen)
250
200
150
100
50
0
■ Parent
□ Subsidiaries
84.5
56.3
28.2
51.8
17.9
33.9
54.3
23.1
31.2
203.5
Intellectual property rights of Kanebo Cosmetics
55.5
20.1
35.4
70.1
38.9
31.2
60.0
26.0
34.0
FY02
03
04
05
06
07(F)

*Payment for purchase of newly consolidated subsidiaries (net of cash acquired) is not included.

Kao

Quarterly Consolidated Sales and Profit Forecast

(Billion yen)



Operating Income 2006
Operating Income 2007
Net Sales 2006
Net Sales 2007
1,290.0
1,231.8
640.0
602.5
283.8
24.1
58.4
49.0
120.8
114.0
3 months
6 months
12 months

Kao

Non-consolidated Sales and Profit Forecast

	FY2005		FY2006*		FY2007(F)*	
	Billion yen	% Growth	Billion yen	% Growth	Billion yen	% Growth
Net Sales	688.5	-0.9	709.5	3.0	**720.0**	1.5
Operating Income	90.5	-7.6	78.6	-13.2	**78.0**	-0.8
[% to Sales]	13.2%		11.1%		10.8%	
Ordinary Income	100.1	-4.2	84.9	-15.2	**85.0**	0.1
[% to Sales]	14.5%		12.0%		11.8%	
Net Income	64.1	2.6	57.6	-10.1	**48.0**	-16.7
[% to Sales]	9.3%		8.1%		6.7%	
Net Income per Share (yen)	117.61	3.5	105.68	-10.1	**87.97**	-16.8
ROE	14.1%		11.8%		**9.4%**	
EBITDA (Operating Income + Depr. & Amort.)	131.7	-4.9	133.4	1.3	**133.0**	-0.3

* The figures include amortization of intellectual property rights, financing costs and others related to Kanebo Cosmetics.

Exhibit B-1

平成１９年４月１９日

各 位

会社名 花王株式会社
代表者名 代表取締役 社長執行役員
尾 崎 元 規
（コード番号 ４４５２ 東証第一部）

欧州における香料事業再編に伴う子会社の解散に関するお知らせ

当社は、欧州における香料事業を積極的に展開しております。その一環として、製造・販売・研究の一体運営を進める中、今般、花王（フランス）社を花王（スペイン）社のフランス支店といたしました。なお、花王（フランス）社は、今後、解散することとなりますので、下記のとおりお知らせいたします。

記

１．花王（フランス）社の概要

商号	Kao Corporation (France) SARL
事業内容	香料の販売
設立年月	平成２年１月
本店所在地	フランス国 ルエイユ・マルメゾン
代表者	小林 隆俊
資本金	１百万ユーロ
決算期	12月31日
株主構成	Kao Chemicals Europe, S.L. 100% （注）Kao Chemicals Europe, S.L.は当社の完全子会社であります。
従業員数	11名（平成18年12月31日現在）

２．花王（スペイン）社の概要

商号	Kao Corporation S.A.
事業内容	工業用製品の製造販売
設立年月	昭和６２年８月
本店所在地	スペイン国 バルセロナ
代表者	小林 隆俊
資本金	56百万ユーロ
決算期	12月31日
株主構成	Kao Chemicals Europe, S.L. 100%
従業員数	429名（平成18年12月31日現在）

３．今後の日程

平成 19 年５月以降、速やかに清算手続きをする予定です。

４．業績に与える影響

当社業績及び連結業績に与える影響は軽微であります。

以　上

本件についてのお問い合せ先： 花王株式会社　広報部　電話 03-3660-7041～7042

Exhibit B-2

平成19年３月期 決算短信

平成19年４月23日

上場会社名	花王株式会社	上場取引所	東証一部
コード番号	4452	URL	http://www.kao.co.jp/
代表者	代表取締役 社長執行役員 尾崎 元規		
問合せ先責任者	取締役 執行役員 会計財務部門統括 三田 慎一	TEL	(03) 3660−7111
定時株主総会開催予定日	平成19年６月28日	配当支払開始予定日	平成19年６月29日
有価証券報告書提出予定日	平成19年６月28日		

（百万円未満切捨て）

１．平成19年３月期の連結業績（平成18年４月１日～平成19年３月31日）

(1) 連結経営成績 （%表示は対前期増減率）

	売上高		営業利益		経常利益		当期純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
19年３月期	1,231,808	26.8	120,858	0.6	120,176	△1.5	70,527	△0.9
18年３月期	971,230	3.7	120,134	△1.0	121,956	△2.7	71,140	△1.4

	１株当たり当期純利益	潜在株式調整後１株当たり当期純利益	自己資本当期純利益率	総資産経常利益率	売上高営業利益率
	円 銭	円 銭	%	%	%
19年３月期	129.41	129.29	13.1	9.7	9.8
18年３月期	130.58	130.28	14.9	12.8	12.4

（参考）持分法投資損益　19年３月期　△703百万円　18年３月期　△593百万円

(2) 連結財政状態

	総資産	純資産	自己資本比率	１株当たり純資産
	百万円	百万円	%	円 銭
19年３月期	1,247,797	574,751	45.2	1,035.66
18年３月期	1,220,564	509,676	41.8	935.11

（参考）自己資本　19年３月期　564,531百万円　18年３月期　－百万円

（注）18年３月期の純資産は、少数株主持分を含めておりません。

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
19年３月期	164,977	△63,227	△83,665	88,154
18年３月期	117,292	△479,535	356,721	67,527

２．配当の状況

	１株当たり配当金			配当金総額（年間）	配当性向（連結）	純資産配当率（連結）
（基準日）	中間期末	期末	年間			
	円 銭	円 銭	円 銭	百万円	%	%
18年３月期	25.00	25.00	50.00	27,253	38.3	5.7
19年３月期	26.00	26.00	52.00	28,370	40.2	5.3
20年３月期（予想）	27.00	27.00	54.00	－	44.6	－

３．平成20年３月期の連結業績予想（平成19年４月１日～平成20年３月31日）

（%表示は、通期は対前期、中間期は対前年中間期増減率）

	売上高		営業利益		経常利益		当期純利益		１株当たり当期純利益
	百万円	%	百万円	%	百万円	%	百万円	%	円 銭
中間期	640,000	6.2	49,000	△16.1	47,000	△19.6	26,000	△12.1	47.70
通期	1,290,000	4.7	114,000	△5.7	111,000	△7.6	66,000	△6.4	121.08

４．その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）　無

(2) 連結財務諸表作成に係る会計処理の原則・手続、表示方法等の変更（連結財務諸表作成のための基本となる重要な事項の変更に記載されるもの）

① 会計基準等の改正に伴う変更　有

② ①以外の変更　無

（注）詳細は、27ページ「連結財務諸表作成のための基本となる重要な事項の変更」をご覧ください。

(3) 発行済株式数（普通株式）

① 期末発行済株式数（自己株式を含む）　19年３月期　549,443,701株　18年３月期　549,443,701株

② 期末自己株式数　19年３月期　4,349,692株　18年３月期　4,497,726株

（注）１株当たり当期純利益（連結）の算定の基礎となる株式数については、42ページ「１株当たり情報」をご覧ください。

（参考）個別業績の概要

１．平成19年３月期の個別業績（平成18年４月１日～平成19年３月31日）

(1) 個別経営成績　（%表示は対前期増減率）

	売上高		営業利益		経常利益		当期純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
19年３月期	709,554	3.0	78,613	△13.2	84,951	△15.2	57,653	△10.1
18年３月期	688,589	△0.9	90,551	△7.6	100,134	△4.2	64,133	2.6

	１株当たり当期純利益	潜在株式調整後１株当たり当期純利益
	円　銭	円　銭
19年３月期	105.68	105.58
18年３月期	117.61	117.34

(2) 個別財政状態

	総資産	純資産	自己資本比率	１株当たり純資産
	百万円	百万円	%	円　銭
19年３月期	1,008,757	503,741	49.9	922.64
18年３月期	1,024,155	474,444	46.3	869.58

（参考）自己資本　19年３月期　503,440百万円　18年３月期　－百万円

２．平成20年３月期の個別業績予想（平成19年４月１日～平成20年３月31日）

（%表示は、通期は対前期、中間期は対前年中間期増減率）

	売上高		営業利益		経常利益		当期純利益		１株当たり当期純利益
	百万円	%	百万円	%	百万円	%	百万円	%	円　銭
中間期	360,000	0.9	38,000	△5.5	43,000	△4.4	24,000	17.0	43.98
通　期	720,000	1.5	78,000	△0.8	85,000	0.1	48,000	△16.7	87.97

※　業績予想の適切な利用に関する説明、その他特記事項

本資料に記載されている業績見通し等の将来に関する記述は、本資料の発表日現在の将来に関する前提・見通し・計画に基づく予測が含まれております。世界経済・競合状況・為替・金利の変動等にかかわるリスクや不安定要因により実際の業績が記載の予想数値と大幅に異なる可能性があります。

なお、業績予想に関する事項は３ページから９ページの「１．経営成績」を参照してください。

1．経営成績

（1）経営成績に関する分析

（当期の経営成績）

（億円）　　（円）

	売上高	営業利益	経常利益	当期純利益	1株当たり当期純利益
平成19年3月期	12,318	1,208	1,201	705	129.41
平成18年3月期	9,712	1,201	1,219	711	130.58
伸　長　率	26.8%	0.6%	△1.5%	△0.9%	△0.9%

1．当期における業績全般の動向

我が国の経済は、企業収益の改善や設備投資の増加など、民間需要に支えられて回復しています。しかし、個人消費は、雇用改善などの持ち直しの兆しはあるものの、所得とともにおおむね横ばいとなっており、国内の消費者物価も横ばいに推移しています。また、世界経済も、米国では消費や雇用者数の増加がみられ、中国では固定資産投資の高い伸びが続いており、景気の拡大が続いています。このような環境の中で、当社グループは、商品の高付加価値化による“利益ある成長”の達成をめざし、市場の活性化を図ってきました。

売上高は、モルトン・ブラウン社やカネボウ化粧品が加わったことと既存事業での成長により、前期より2,605億円増加し1兆2,318億円（前期比＋26.8%）となりました。海外売上高の円安による為替変動の影響（＋192億円）を除いた実質的な伸長率は24.8%でした。

国内事業の売り上げは30.5%の伸びとなりました。家庭用製品では、消費者の変化、流通の変化、社会の変化に加えて、厳しい市場競争が続いていますが、高付加価値商品の発売や積極的なマーケティング活動により、売り上げは拡大しました。化粧品では、市場が横ばいに推移する中、カネボウ化粧品が加わったことにより大幅に増え、ほぼ計画通りに推移しました。工業用製品では、注力製品の伸長により堅調に推移しました。

海外事業の売り上げは、日本との一体運営に取り組んでいるアジアの家庭用製品が着実に回復しており、欧米家庭用製品と工業用製品は順調に推移し、17.2%の伸びとなりました。（為替変動の影響を除くと＋10.1%）

売上原価は、前期の4,277億円から、5,032億円となりました。コストダウン活動を一層推進しましたが、売上数量の伸びに伴う増加のほかに、原材料価格が石油化学原料を中心に世界的に上昇したこと、さらに日本国内では、円安による輸入原材料の価格が上昇したことなどで増加しました。この結果、売上総利益は、前期に比べ34.0%、1,850億円増加の7,285億円となりました。**販売費及び一般管理費**は、前期に比べて43.5%、1,843億円増加し、6,076億円となりました。カネボウ化粧品関連の費用が加わった以外に、販売数量の伸びに伴う荷造発送費、新製品の上市や店頭での購買促進活動のための費用などが増加しました。

以上の結果、**営業利益**は前期の1,201億円から7億円増加し1,208億円（前期比＋0.6%）となりました。なお、カネボウ化粧品関連の知的財産権及びのれんの償却費267億円を控除する前の営業利益は1,476億円となり、前期を249億円上回りました。**営業外損益**は、前期の18億円の収益（純額）から、6億円の損失（純額）となりました。これは主に、借入金や社債など有利子負債が増えたことに伴う支払利息の増加によるものです。

この結果、**経常利益**は1,201億円（対前期△17億円）となりました。

特別損益は、前期の50億円の損失（純額）から30億円の損失（純額）となり19億円の改善となりました。その結果、**税金等調整前当期純利益**は1,171億円（対前期＋2億円）となりました。

税金費用は、当期において繰延税金資産の取り崩しにより増加しましたが、国内連結子会社が資産圧縮のため、その自己株式を当社から取得したことに伴い減少し、税効果会計適用後の法人税等の負担率は、前期の38.2%から38.5%とほぼ横ばいに推移しました。その結果**当期純利益**は705億円（対前期△6億円）となりました。**1株当たり当期純利益**は129.41円／株となり、前期の130.58円／株より1.17円／株減少しました。当期の在外子会社等の財務諸表項目（収益及び費用）の為替換算レートは116.40円／米ドル、146.87円／ユーロでした。

2．当期のセグメント別の動向

売上高は、家庭用製品事業では、国内、アジア及び欧米とも、順調に伸長しました。化粧品事業は、カネボウ化粧品が加わったことや、英国プレステージブランドのモルトン・ブラウンの貢献によって、大幅に拡大しました。工業用製品事業は、全般的に競争が激しくなりましたが、欧米での注力分野が成長の牽引役となり、順調に推移しました。

営業利益は、家庭用製品事業では、原材料価格上昇の影響を受けましたが、増収効果やコストダウン効果の発現によって増益となりました。化粧品事業では、カネボウ化粧品に係る商標権等の知的財産権及びのれんの償却費の増加などによって減少しましたが、この償却費の影響を除けば増加となりました。また、工業用製品事業では、注力分野の拡充努力によって売り上げが伸長しましたが、原料価格上昇の影響を受けました。

(事業別業績)　(億円)

	売上高				営業利益		
	前期	当期	伸長率 (%)	補正後*	前期	当期	増減
家庭用製品	7,040	7,447	5.8	4.1	926	989	62
化　粧　品	852	2,926	243.3	242.2	51	5	△46
工業用製品	2,088	2,236	7.0	3.6	220	211	△8
小計	9,981	12,610	—	—	1,199	1,206	7
消去	△269	△292	—	—	2	2	△0
連結計	9,712	12,318	26.8	24.8	1,201	1,208	7

(所在地別業績)　(億円)

	売上高				営業利益		
	前期	当期	伸長率 (%)	補正後*	前期	当期	増減
日　本	7,080	9,241	30.5	30.5	1,016	1,022	5
アジア	1,108	1,259	13.6	5.3	58	25	△32
米　州	951	1,067	12.2	6.9	67	77	9
欧　州	1,094	1,359	24.1	16.6	75	86	11
小計	10,236	12,928	—	—	1,217	1,212	△5
消去	△523	△610	—	—	△16	△3	12
連結計	9,712	12,318	26.8	24.8	1,201	1,208	7

*売上高伸長率の「補正後」の値は、海外売り上げの為替レート変動による差異を補正した場合の伸長率

【家庭用製品事業】

家庭用製品の売上高は、前期に対して5.8%増の7,447億円（為替変動の影響を除く実質伸長率＋4.1%）となりました。国内事業は前期に対して4.3%の増加となり、海外事業も各地域で順調に増加しました。営業利益は、原材料価格上昇の影響を受けましたが、新製品を中心とした売上数量の増加により989億円と、前期に対して62億円の増益となりました。

①　日本

国内市場において、主要製品の消費者購入単価は前期とほぼ同じレベルで推移していますが、一部の製品カテゴリーでは単価が上昇に転じるなど、継続していた価格下落に変化が現れ始めました。販売チャネルでは、ドラッグストアの伸長が続いています。こうした中で当社グループは、商品の高付加価値化、すなわち消費者にとって機能的な価値を提供することに加えて、情緒的な心の満足を満たす商品作りを通じて利益ある成長をめざし、基幹ブランドの一層の強化と新製品の発売、育成に努めました。また、マーケティングと販売が一体となったチェーンごと、エリアごとの活動を積極的に進め、市場の活性化を図りました。営業利益は、増収効果が発現し、コストダウン活動や費用の効率化にも努めましたが、原材料価格上昇の影響を大きく受けました。

(製品別売上高)　(億円)

	前　期	当　期	伸長率
パーソナルケア製品	1,878	1,946	3.6%
ハウスホールド製品	2,375	2,438	2.6%
サニタリーほか製品	1,136	1,239	9.0%
計	5,390	5,623	4.3%

パーソナルケア製品の市場は、高付加価値化競争が進んでおり、シャンプー・リンスやヘアスタイリング剤などのカテゴリーでは、消費者購入単価が前年より上昇傾向にあります。このような中、スキンケアのカテゴリーでは、大きく売り上げを伸ばしました。洗顔料では「ビオレ　マシュマロホイップ」の上市によりカテゴリーナンバー1となり、全身洗浄料「ビオレｕ」が、新しい香りを加えたことなどによりシェアを増やしました。シャンプー・リンスのカテゴリーでは、新・家族シャンプーのコンセプトを打ち出した「メリット」や、全面改良を行った「エッセンシャル」が好調に推移しましたが、競争激化によりカテゴリー全体の売り上げは伸び悩みました。オーラルケアのカテゴリーでは、口内環境清浄化をコンセプトに“ネバネバお口からサラサラお口へ”を訴求した歯磨き「薬用ピュオーラ」を洗口液とともに発売し、売り上げを伸ばしました。

以上の結果、パーソナルケア製品の売り上げは前期と比べて3.6%上回りました。

新製品例　ビオレu　ウキウキ気分アップルマンゴーの香り
ブローネ　ポイントカバー
リーゼ サプライ　まとめ髪用柚子水

ハウスホールド製品は、消費者が社会の変化の中で家事に対する新しい意識を持ち始め、ニーズが多様化しています。消費者購入価格は、各カテゴリーで下げ止まりの傾向がみえてきました。このような中、当社グループは基幹ブランドの高付加価値化による強化に取り組みました。衣料用洗剤では「アタック」を、まとめ洗いでも高い洗浄力を発揮するよう改良しました。また漂白成分と柔軟成分を配合した「アタック　ＡＬＬ　in」を発売し、洗濯を手軽に済ませたいというニーズを持つ消費者の支持を得ました。柔軟仕上げ剤は「ハミングフレア　リラックスハーブの香り」や「ハミングフレア　ふわっと花咲くエッセンス」の発売により、消費者の支持を得て好調に推移しました。食器用洗剤では、洗い上がりを実感できる「ファミリー　キュキュット」にクエン酸を配合した自動食器洗い乾燥機専用品を加えて、売り上げを拡大しました。

以上の結果、ハウスホールド製品の売り上げは前期と比べて2.6%上回りました。

新製品例　スタイルケア　服のミスト
ハミングフレア　ふわっと花咲くエッセンス
クイックルワイパー　ハンディ

サニタリーほか製品のうちサニタリー製品では、一部のカテゴリーでは市場価格の下落傾向が続いています。このような中、生理用品においては、肌ストレスを緩和する「ロリエ　エフ」が、着実に消費者の支持を拡大しており、商品ラインを充実させて、売り上げを伸ばしました。また、ベビー用紙おむつは、ブランド価値の増大を図るため、より肌へのやさしさを追求した高付加価値化を図りました。その結果、売り上げは大幅に伸長しました。大人用紙おむつは、パンツのようにはけてテープ止めのように開く、初心者介護に便利な「リリーフ　リハビリスタートパンツ」の新発売もあり、好調に推移しました。

ヘルスケア製品では、健康機能油「エコナ」関連製品は、市場での競争激化の影響を受けました。また、健康機能飲料「ヘルシア」は、さわやかなグレープフルーツの味の「ヘルシアウォーター」を新発売して売り上げを伸ばしました。

以上の結果、サニタリーほか製品の売り上げは前期と比べて9.0%上回りました。

新製品例　ロリエ　エフ　特に多い夜用
フリーデイ　すう～っとスリムライナー
エコナ　素材にこだわったパスタソース

②　アジア

市場が成長する中で、消費者ニーズの変化やグローバル流通チェーンの進出も続いており、市場構造が大きく変化しています。また競合各社との激しい競争も続いています。このような環境の中で当社グループは、日本を含めたアジア一体運営の構築に向けて取り組み、地域実態に合わせた高付加価値商品を提供することに努めています。ヘアケアブランド「アジエンス」では、展開地域を台湾、香港から、シンガポールにも拡大し、新たに美容液やヘアマスクを追加して売り上げを伸ばしました。生理用品では「ロリエ　エフ」を香港、シンガポールに上市し、日本と同様に肌ストレスに敏感な消費者に受け入れられて好調に推移しました。また、タイでは現地の洗濯の仕方の実態に合わせた衣料用洗剤「アタック　イージー」を発売し、好調に推移しました。

以上の結果、売り上げは前期と比べ15.7%増加の661億円となりました。為替変動の影響を除くと6.8%の増加となりました。

③　欧米

パーソナルケア製品事業を展開している欧米では、商品の高付加価値化を図ってきました。花王ブランズ社では競争が一段と厳しくなる中、スキンケアブランド「ジャーゲンズ」で、高い保湿機能に加え、健康的な小麦色へと肌色を徐々に変える「ナチュラル・グロー」に、従来のボディー用のほか、フェイス用を追加して、売り上げを伸ばしました。ヘアケアブランド「ジョン・フリーダ」では、「フリッツ・イーズ」のシャンプー・コンディショナーのラインを充実させ、売り上げを牽引しました。また花王プロフェッショナル・サロン・サービシーズ社では、高級美容サロン向けブランド「ＫＭＳ」を大幅にリニューアルし、売り上げを伸ばしました。

以上の結果、当期の売り上げは前期と比べて8.2%増加し、1,248億円となりました。為替変動の影響を除くと2.4%の増加となりました。

【化粧品事業】

消費者の価値観や美意識、流通チャネルの変化が進む中、国内の市場は横ばいの状況が続いています。当社グループはブランド価値の向上をめざして、変化に対応した商品力・販売力の強化に取り組みました。カネボウ化粧品は、百貨店専用の新高級プレステージブランド「インプレス」、美白美容液「ブランシール　ホワイトニングコンクルージョン」、及びメイクアップシリーズ「ケイト」が好調に推移しました。花王ソフィーナも、新スキンケアブランド「ＨＡＤＡ・ＫＡ」、ドラッグチャネル専用新ブランド「フィトマックス」を発売するなど、市場の活性化を図りました。ま

たモルトン・ブラウンは、新製品の追加と販売地域の拡大もあり、大きく売り上げを伸ばしました。

以上の結果、売上高は2,926億円（前期比＋243.3%）となりました。営業利益は、前期に対して46億円減少し、５億円となりました。カネボウ化粧品関連償却費控除前営業利益では273億円となり、前期を195億円上回りました。なお、12月決算であるカネボウ化粧品は、当社グループに加わった２月から12月までの11ヶ月の業績を連結しています。

主な新ブランド　インプレス
ラヴーシュカ
ＨＡＤＡ・ＫＡ
フィトマックス

【工業用製品事業】

国内においては、企業収益の改善や設備投資の増加がみられるなど、景気は引き続き回復基調ではありますが、原油価格の変動によるコストアップが対象業界に大きなインパクトを与えています。このような環境下で、当社グループはコア分野である油脂、機能材料及びスペシャルティケミカルズでグローバル体制の強化を図り、事業拡大に努めました。その結果、売上高は前期に対して7.0%増の2,236億円（為替変動の影響を除く実質伸長率＋3.6%）、営業利益は原料価格上昇の影響を受けて、前期より８億円減益の211億円となりました。

① 日本

国内では、機能材料事業では、樹脂関連の添加剤やコンクリート用高性能減水剤が堅調に推移しましたが、油脂事業では、対象業界の不振もあり、ほぼ横ばいに推移しました。顧客に密着して高付加価値を提案しているスペシャルティケミカルズ事業は、ハードディスク用研磨剤が大きく伸長し、電子部品洗浄剤などの製品も、特長が顧客に評価されて拡大しました。トナー・トナーバインダー及びインクジェットプリンターインク用色材は厳しい状況から回復しつつあります。以上の結果、売上高は1,169億円となり、前期を2.1%上回りました。

② アジア

中華圏は、高い経済成長を続ける中国で売り上げを拡大させ、また台湾では液晶産業の成長などに伴い、売り上げを伸ばしました。一方、マレーシア及びフィリピンで製造している油脂アルコール製品は、当社の独自技術による品質の高さが評価されており、グローバルに拡売に努めましたが、市況の軟化により伸び悩みました。なお、フィリピンで行っていた油脂アルコールの能力アップ工事は12月に完成し、稼動を開始しました。

以上の結果、売上高は558億円となり、前期を4.2%上回りましたが、為替変動の影響を除いた実質では3.6%下回りました。

③　欧米

トナー・トナーバインダーは、日本、米国及び欧州の三極の市場伸長に対応した積極的な設備投資を実施し、好調に推移しました。ドイツでは、コンクリート用高性能減水剤や油脂アミンが製品の特長を評価され、売り上げを伸ばしました。スペインでは、香料が好調に推移しました。

以上の結果、売上高は829億円となり、前期と比べて14.9%増加しました。為替変動の影響を除く実質伸長率は、8.2%の増加となりました。

（次期の見通し）

（億円）　（円）

	売上高	営業利益	経常利益	当期純利益	１株当たり当期純利益
平成20年３月期	12,900	1,140	1,110	660	121.08
平成19年３月期	12,318	1,208	1,201	705	129.41
伸　長　率	4.7%	△5.7%	△7.6%	△6.4%	△6.4%

１．次期における業績全般の見通し

国内経済は企業収益の好調が、家計にも波及しており、民間需要主導の景気回復が続くものと見込まれています。雇用情勢の改善に広がりがみられるものの、個人消費はおおむね横ばいとなっており、消費者物価も石油関連製品価格の動向による影響を受けることが見込まれます。また、世界経済は米国やアジアを中心として堅調に推移しておりますが、なお不透明感の残る状況が続くものと思われます。

このような中で当社グループは、商品の高付加価値化による利益ある成長をめざしてまいります。特に高い成長性が期待できるヘアケア、スキンケアなどの家庭用製品や化粧品を含めたビューティケアと、サニタリー製品や機能性食品などのヒューマンヘルスケアに注力して売り上げを拡大していきます。売上高は前期より581億円増加の１兆2,900億円（伸長率＋4.7%）を見込んでいます。一方、営業利益は、ビューティケア事業での積極的な店頭展開活動などにより販売費及び一般管理費が増加することや原材料価格の上昇などにより、1,140億円（伸長率△5.7%）、経常利益は、借入金や社債など有利子負債の金利負担もあり、1,110億円（伸長率△7.6%）を見込んでいます。当期純利益は、660億円（伸長率△6.4%）を見込んでいます。

２．次期におけるセグメント別の見通し

国内の家庭用製品市場では、販売価格の下落傾向には変化がみられ、数量も回復の傾向を示していますが、引き続き厳しい市場競争が続くものと予想されます。海外は、市場は成長するものの競争環境は引き続き激化するものと予想されます。このような中、当社グループは社会の仕組みの根底に関わる変化、また消費者の商品選択や購買の意識の変化、それに伴う流通の変化といった大きな動きに対応し、消費者起点に立った成長戦略をスピーディーに力強く実践するために、本年４月より以下４つの事業セグメントに改編いたしました。これにより、モノづくりの原点である商品開発力を一層強化し、また基幹ブランド強化のために、経営資源を集中して積極的な新製品投入、マーケティングと販売活動を行っていきます。

ビューティケア事業においては、消費者の美意識や生活習慣の変化を見極めながら、商品の高付加価値化を進め、当社グループならではの独自性と魅力のある提案によって市場を活性化してまいります。ビューティケアの全分野を通して、国内では、市場のセグメント化と最適なブランドフォーメーションを構築し、特長ある強いブランドづくりを行っていきます。また、海外では、重点強化地域に特化したブランド戦略を基本とし、中でも中国における事業展開を加速して売り上げの拡大を図ってまいります。

ヒューマンヘルスケア事業は、フード＆ビバレッジ製品では特定保健用食品ならではの健康機能価値の高い差別化された商品を、サニタリー製品では快適さと安心感を高める商品を、またパーソナルヘルス製品では、毎日続けられる健康生活習慣となる商品を通じて当社独自の新しい提案を継続し、より一層のブランド価値の向上に努めてまいります。

ファブリック＆ホームケア事業は、多様化する消費者のニーズに応え、さまざまな使用シーンで楽しさや快適さを付加した商品を開発し、より良き生活文化を創造し提案してまいります。

ケミカル事業については、油脂、機能材料、スペシャルティケミカルズの事業において、各事業の特徴を活かしたグローバル体制の強化に努めます。また当社グループの特徴ある製品について、市場動向を的確に予測した積極的な設備投資を行い、製品の高機能化とローコストオペレーションの実現により事業の拡大を図ってまいります。

３．次期の業績予想値算出の前提条件

主要な為替レートは、118円／米ドル、155円／ユーロとしています。

（2）財政状態に関する分析

（資産、負債、純資産及びキャッシュフローの状況に関する分析）

1．当期における資産、負債、純資産及びキャッシュ・フローの状況

（連結財政状態）　（億円）

	前期	当期	増減
総資産	12,205	12,477	272
純資産	5,096	5,747	650
自己資本比率	41.8%	45.2%	
1株当たり純資産	935.11円	1,035.66円	100.55円

（連結キャッシュ・フローの状況）　（億円）

	前期	当期	増減
営業活動によるキャッシュ・フロー	1,172	1,649	476
投資活動によるキャッシュ・フロー	△4,795	△632	4,163
財務活動によるキャッシュ・フロー	3,567	△836	△4,403
換算差額	27	25	△1
現金及び現金同等物の増減額	△27	206	234
現金及び現金同等物の期首残高	704	675	△28
新規連結に伴う現金及び現金同等物の増加額	7	－	△7
連結除外に伴う現金及び現金同等物の減少額	△8	－	8
現金及び現金同等物の期末残高	675	881	206
借入金・社債期末残高	4,080	3,557	△522

総資産は、前期末に比べ272億円増加して、1兆2,477億円となりました。主な増加は、事業拡大及び期末日が休日による受取手形及び売掛金の増加293億円や、有価証券の増加160億円であり、主な減少は、減価償却に伴う無形固定資産の減少237億円や、繰延税金資産の減少45億円です。

負債は、前期末に比べ289億円減少して、6,730億円となりました。主な増加は、事業拡大及び期末日が休日による支払手形及び買掛金の増加136億円や未払費用の増加98億円であり、主な減少は、借入金など有利子負債の減少522億円です。なお、借入金と社債の期末残高は3,557億円となりました。

少数株主持分を含めた**純資産**は、前期末に比べ561億円増加し、5,747億円となりました。主な増加は、当期純利益705億円であり、主な減少は、剰余金の配当金計上277億円です。以上の結果、自己資本比率は、前期末の41.8%から45.2%に増加しました。

営業活動によって得られたキャッシュ・フローは、前期と比較して476億円増加し、1,649億円となりました。当期においては、税金等調整前当期純利益は1,171億円、減価償却費は921億円となり、一方、法人税等の支払額は422億円となりました。

投資活動に使用されたキャッシュ・フローは、前期と比較して4,163億円減少し、632億円となりました。設備投資など有形固定資産と無形固定資産の取得による支出の654億円が主なものです。

財務活動に使用されたキャッシュ・フローは、前期と比較して4,403億円減少し、836億円の支出となりました。カネボウ化粧品の株式等の取得資金としての短期借入金を、社債の発行や長期の借入金に借り換えたほか、一部返済を行いました。また少数株主を含めた配当金の支払いは、291億円となりました。

以上の結果、現金及び現金同等物の当期末残高は、前期末に比べて206億円増加し、881億円となりました。

2．次期における資産、負債、純資産及びキャッシュ・フローの見通し

営業活動によって得られるキャッシュ・フローは、前期に比べほぼ横ばいに推移することを見込んでおります。税金等調整前当期純利益は、ビューティケア事業などでの積極的な成長のための費用増加により、前期に比べ減少すると予想しておりますが、同時にのれん償却費など減価償却費の増加や、他の事業での伸長などを見込んでいます。

投資活動に使用されるキャッシュ・フローは、国内外で能力増強や合理化などの設備投資を含め、資本的支出として約600億円を予定しております。

財務活動に使用されるキャッシュ・フローは、主に借入金の返済に充てる予定です。なお、借入金・社債の期末残高は、3,000億円前後になる予定です。

以上の結果、次期の現金及び現金同等物の期末残高は、900億円程度を予想しております。

（キャッシュ・フロー関連指標の推移）

当社グループのキャッシュ・フロー指標のトレンドは下記のとおりであります。

	第97期 平成15年３月期	第98期 平成16年３月期	第99期 平成17年３月期	第100期 平成18年３月期	第101期 平成19年３月期
自己資本比率（%）	57.9	59.1	65.1	41.8	45.2
時価ベースの自己資本比率（%）	186.0	179.8	195.2	138.4	150.7
キャッシュ・フロー対有利子負債比率（年）	0.4	0.5	0.3	3.6	2.2
インタレスト・カバレッジ・レシオ（倍）	85.8	91.3	120.1	82.1	36.0

自己資本比率：自己資本／総資産

時価ベースの自己資本比率：株式時価総額／総資産

キャッシュ・フロー対有利子負債比率：有利子負債／キャッシュ・フロー

インタレスト・カバレッジ・レシオ：キャッシュ・フロー／利払い

* 各指標はいずれも連結ベースの財務数値により計算しています。
* 株式時価総額は、期末株価終値×期末発行済株式数（自己株式控除後）により算出しております。
* キャッシュ・フローは連結キャッシュ・フロー計算書の営業活動によるキャッシュ・フローを使用しております。有利子負債は、連結貸借対照表に計上されている負債のうち利子を支払っている全ての負債を対象としております。また、利払いについては、連結キャッシュ・フロー計算書の利息の支払額を使用しております。

（３）利益配分に関する基本方針及び当期・次期の配当

当社は、利益ある成長を達成するため、中長期の経営視点から、成長のための内部留保と配当への配分について、方針を策定しております。配当については、安定的かつ継続的に行うことが重要と考え、現在は連結での配当性向40%程度を目処にしています。なお、長期的に１株当たり利益及び配当金を増加させるために、成長のための設備投資計画や買収案件などの資金需要と資本効率の向上を勘案しながら、長期的な視点での株主還元策として、自己株式の取得について弾力的に考えていきます。

この方針のもと、当期の期末配当金は、中間配当金と同様、前期に比べ１円増配の１株当たり26円とさせていただく予定です。この結果、年間配当金は前期に比べ２円増配の１株当たり52円、連結での配当性向は40.2%となります。

また、次期の配当金は、基本方針に基づき予想利益の達成を勘案して年２円増配の１株当たり54円とさせていただく予定です。次期の当期純利益の予想は660億円ですが、この減益となる主な理由は、当社が設備投資や化粧品事業のマーケティング投資など、成長のための投資を積極的に行っていること、及びパーム核油やヤシ油などの天然油脂原料の価格上昇によるものであり、今後、投資の効果を発揮して、１株当たり利益の成長を加速できるものと見込んでいます。

２．企業集団の状況

(1)【事業の内容】

当社及び当社の関係会社（当社及び子会社119社、関連会社12社により構成）は、家庭用製品、化粧品、工業用製品の製造、販売を主な事業としているほか、これらに附帯するサービス業務等を営んでおります。

事業の内容と当社及び関係会社の当該事業における位置付けは次のとおりであります。

なお、次の４事業は「その他」を除き、「４．連結財務諸表　(8) 連結財務諸表に関する注記事項　（セグメント情報）」に掲げる事業の種類別セグメント情報の区分と同一であります。

事業区分	売上区分	主要な会社	
家庭用製品事業	パーソナルケア製品 ハウスホールド製品 サニタリーほか製品	国内	当社、花王販売㈱(※４)、花王プロフェッショナル・サービス㈱、 愛媛サニタリープロダクツ㈱、ニベア花王㈱、 その他　３社　(計８社)
		海外	上海花王有限公司、花王（上海）産品服務有限公司、 花王（香港）有限公司、Kao (Taiwan) Corporation、 Kao Industrial (Thailand) Co.,Ltd.、 Kao Commercial (Thailand) Co.,Ltd.、 Kao (Singapore) Private Limited、P.T. Kao Indonesia、 Kao Brands Company、Guhl Ikebana GmbH、 Kao Brands Europe Limited、 KPSS － Kao Professional Salon Services GmbH、 KPSS, Inc.、KPSS Deutschland GmbH、 その他　36社　(計50社)
化粧品事業	化粧品	国内	当社、㈱カネボウ化粧品、カネボウ化粧品販売㈱、 花王化粧品販売㈱(※４)、㈱エキップ、㈱リサージ、 その他　４社　(計10社)
		海外	上海佳麗宝化粧品有限公司、花王（香港）有限公司、 Kao (Taiwan) Corporation、Molton Brown Limited、 Kanebo Cosmetics (Europe) Ltd.、 その他　21社　(計26社)
工業用製品事業	工業用製品	国内	当社、花王クエーカー㈱、昭和興産㈱、 その他　１社　(計４社)
		海外	Kao (Taiwan) Corporation、Pilipinas Kao,Incorporated、 Kao Industrial (Thailand) Co.,Ltd.、 Fatty Chemical (Malaysia) Sdn.Bhd.、 Kao (Singapore) Private Limited、 P.T. Kao Indonesia Chemicals、 Kao Specialties Americas LLC、Quimi-Kao,S.A.de C.V.、 Kao Chemicals GmbH、Kao Corporation S.A.、 その他　11社　(計21社)
その他	物流業務、 不動産管理等	国内	花王ロジスティクス㈱、花王システム物流㈱、 ㈱ＫＣロジスティクス、花王マーチャンダイジングサービス㈱、 その他　６社　(計10社)
		海外	Misamis Oriental Land Development Corporation、 その他　10社　(計11社)

(注) １．各事業区分の主要製品は、「４．連結財務諸表　(8) 連結財務諸表に関する注記事項　（セグメント情報）ａ．[事業の種類別セグメント情報]（注）２．各事業区分の主要製品」のとおりであります。

２．「その他」に区分されたサービス業務等については、事業の種類別セグメント情報において、そのサービス内容に応じて、家庭用製品事業、化粧品事業、工業用製品事業に振り分けております。

３．各事業毎の会社数は、複数の事業を営んでいる場合にはそれぞれに含めて数えております。

※４．花王販売㈱と花王化粧品販売㈱は、平成19年４月１日をもって合併し、花王カスタマーマーケティング株式会社となりました。


[事業区分]
[国　内]
[海　外]
国内ユーザー
海外ユーザー
各事業の販売会社及び製造・販売会社からの売上
各事業の販売会社及び製造・販売会社からの売上
家庭用製品
花王販売㈱
花王プロフェッショナル・サービス㈱
その他1社
愛媛サニタリープロダクツ㈱
※3 ニベア花王㈱
※1,3 その他2社
花王(上海)產品服務有限公司
花王(香港)有限公司
Kao Commercial (Thailand) Co., Ltd.
Kao (Singapore) Private Limited
KPSS Deutschland GmbH
※2,3,4 その他 30社(連結子会社26社を含む)
上海花王有限公司
Kao (Taiwan) Corporation
Kao Industrial (Thailand) Co., Ltd.
P.T. Kao Indonesia、KPSS, Inc.
Kao Brands Company、Guhl Ikebana GmbH
Kao Brands Europe Limited
KPSS-Kao Professional Salon Services GmbH
※3 その他6社(連結子会社5社を含む)
花王株式会社
化粧品
花王化粧品販売㈱
その他1社
カネボウ化粧品販売㈱
その他 2社
㈱エキップ
㈱リサージ
その他1社
㈱カネボウ化粧品
花王(香港)有限公司
Kao (Taiwan) Corporation
その他8社
Molton Brown Limited
その他2社
Kanebo Cosmetics (Europe) Ltd.
※2,4 その他11社(連結子会社9社を含む)
上海佳麗宝化粧品有限公司
工業用製品
花王クエーカー㈱
※3 その他 1社
※3 昭和興産㈱
(製造・販売会社)
Pilipinas Kao, Incorporated
Kao Industrial (Thailand) Co., Ltd.
Fatty Chemical (Malaysia) Sdn. Bhd.
P.T. Kao Indonesia Chemicals
Kao Specialties Americas LLC
Quimi-Kao, S.A. de C.V.
Kao Chemicals GmbH
Kao Corporation S.A.
その他7社
Kao (Taiwan) Corporation
Kao (Singapore) Private Limited
その他4社
その他
物流業務、不動産管理等
※1 花王ロジスティクス㈱
※1 花王システム物流㈱
※1 ㈱KCロジスティクス
※1 花王マーチャンダイジングサービス㈱
※1,3 その他 6社
物流業務、不動産管理等
※3 Misamis Oriental Land Development Corporation
※1,3 その他10社(連結子会社6社を含む)

(注) 無印　連結子会社　(104社)
※1　非連結子会社で持分法適用会社　(12社)
※2　非連結子会社で持分法非適用会社　(3社)
※3　関連会社で持分法適用会社　(10社)
※4　関連会社で持分法非適用会社　(2社)

製造・販売会社
販売会社
⇒ 製品
→ 原料
-----→ サービス等
(対象が一部の会社の場合を含む)

(2)【関係会社の状況】

(1) 親会社

該当ありません。

(2) 連結子会社

平成19年３月31日現在

会社名	住所	資本金又は出資金	事業の内容	議決権の所有割合(%)	関係内容				
					役員の兼任等		資金援助貸付金(百万円)	営業上の取引	設備の賃貸借等
					当社役員(名)	当社従業員(名)			
※1 ※14 花王販売㈱	東京都中央区	百万円 1,729	家庭用製品	100.0	2	7	807	当社製品の販売先	建物及び設備の賃貸借
花王プロフェッショナル・サービス㈱	東京都墨田区	百万円 60	家庭用製品	100.0	—	4	—	当社製品の販売先	建物及び設備の賃貸
愛媛サニタリープロダクツ㈱	愛媛県西条市	百万円 90	家庭用製品	100.0	1	3	—	当社製品の製造委託先	建物及び設備の賃与
㈱カネボウ化粧品	東京都港区	百万円 7,500	化粧品	100.0	3	2	—	当社仕入商品の購入先及び当社製品の販売先	なし
※14 カネボウ化粧品販売㈱	東京都港区	百万円 100	化粧品	※2 100.0 [100.0]	1	1	—	—	なし
※1 花王化粧品販売㈱	東京都中央区	百万円 100	化粧品	100.0	1	5	2,954	当社製品の販売先	建物の賃貸
㈱エキップ	東京都品川区	百万円 300	化粧品	※2 100.0 [100.0]	2	1	—	—	なし
㈱リサージ	東京都港区	百万円 400	化粧品	※2 100.0 [100.0]	2	1	—	—	なし
カネボウコスミリオン㈱	東京都港区	百万円 110	化粧品	※2 100.0 [100.0]	—	1	—	—	なし
花王クエーカー㈱	東京都中央区	百万円 400	工業用製品	100.0	1	3	—	研究活動及び事務作業等	建物及び設備の賃貸
※1 花王（中国）投資有限公司	中華人民共和国	千人民元 704,475	中華人民共和国における関係会社の統轄及び化粧品事業	100.0	1	3	—	当社製品の販売先	なし
※1 上海花王有限公司	中華人民共和国	千人民元 564,200	家庭用製品	※3 95.0 [10.0]	1	4	—	当社製品の販売先	なし
花王（上海）産品服務有限公司	中華人民共和国	千人民元 376,848	家庭用製品	※4 100.0 [100.0]	1	3	—	—	なし
上海佳麗宝化粧品有限公司	中華人民共和国	千人民元 50,950	化粧品	※2 100.0 [100.0]	—	—	—	—	なし
上海花王化学有限公司	中華人民共和国	千人民元 193,522	工業用製品	87.5	1	2	—	当社製品の販売先	なし
花王（上海）貿易有限公司	中華人民共和国	千人民元 1,655	工業用製品	87.5	—	2	—	当社製品の販売先	なし
花王（香港）有限公司	中華人民共和国	千香港ドル 11,582	家庭用製品 化粧品	100.0	—	2	—	当社製品の販売先	なし
Kao (Taiwan) Corporation	台湾	千台湾元 597,300	家庭用製品 化粧品 工業用製品	90.7	—	3	—	当社仕入商品の購入先及び当社製品の販売先	なし
Kao Vietnam Co.,Ltd.	ベトナム国	百万ベトナムドン 702,535	家庭用製品	100.0	1	3	—	当社仕入商品の購入先及び当社製品の販売先	なし

会社名	住所	資本金又は出資金	事業の内容	議決権の所有割合(%)	関係内容				
					役員の兼任等 当社役員(名)	役員の兼任等 当社従業員(名)	資金援助貸付金(百万円)	営業上の取引	設備の賃貸借等
Pilipinas Kao, Incorporated	フィリピン国	千フィリピンペソ 1,790,643	工業用製品	100.0	1	3	－	当社仕入商品、原料の購入先及び当社製品の販売先	なし
Kao Industrial (Thailand) Co., Ltd.	タイ国	千バーツ 2,000,000	家庭用製品 工業用製品	100.0	－	3	－	当社仕入商品の購入先及び当社製品の販売先	なし
Kao Commercial (Thailand) Co., Ltd.	タイ国	千バーツ 2,000	家庭用製品	※5 100.0 [100.0]	－	3	－	－	なし
Kao Soap (Malaysia) Sdn. Bhd.	マレーシア国	千マレーシアドル 28,000	家庭用製品	100.0	－	2	－	当社仕入商品の購入先及び当社製品の販売先	なし
Fatty Chemical (Malaysia) Sdn. Bhd.	マレーシア国	千マレーシアドル 120,000	工業用製品	※6 70.0 [70.0]	1	3	－	当社仕入商品及び原料の購入先	なし
Kao Plasticizer (Malaysia) Sdn. Bhd.	マレーシア国	千マレーシアドル 16,000	工業用製品	※6 70.0 [70.0]	－	3	－	当社仕入商品の購入先及び当社製品の販売先	なし
Kao Oleochemical (Malaysia) Sdn. Bhd.	マレーシア国	千マレーシアドル 14,000	工業用製品	100.0	－	2	－	当社仕入商品の購入先	なし
Kao (Singapore) Private Limited	シンガポール国	千シンガポールドル 82,285	東南アジアにおける関係会社の統轄及び家庭用製品・工業用製品事業	100.0	－	3	－	当社製品の販売先	なし
P.T. Kao Indonesia	インドネシア国	百万ルピア 17,646	家庭用製品	50.03	－	3	－	当社製品の販売先	なし
P.T. Kao Indonesia Chemicals	インドネシア国	百万ルピア 4,565	工業用製品	95.0	1	2	－	当社仕入商品の購入先及び当社製品の販売先	なし
KPSS Australia Pty. Ltd.	オーストラリア国	千オーストラリアドル 5,580	家庭用製品	※7 100.0 [100.0]	－	1	－	－	なし
Kao Brands Canada Inc.	カナダ国	千カナダドル 482	家庭用製品	※8 100.0 [100.0]	－	－	－	－	なし
KPSS Canada Inc.	カナダ国	千カナダドル 500	家庭用製品	※7 100.0 [100.0]	－	－	－	－	なし
Kao Brands Company	アメリカ合衆国	米ドル 1	家庭用製品	100.0	1	1	－	当社製品の販売先	なし
KPSS, Inc.	アメリカ合衆国	米ドル 1	家庭用製品	※7 100.0 [100.0]	－	1	1,567	－	なし
Kao America Inc.	アメリカ合衆国	千米ドル 3,200	米国における関係会社へのコーポレートサービス及び米国工業用製品事業の持株会社	100.0	1	1	－	－	なし
Kao Specialties Americas LLC	アメリカ合衆国	米ドル 1	工業用製品	※9 100.0 [100.0]	－	－	－	当社仕入商品の購入先及び当社製品の販売先	なし
Quimi-Kao, S.A. de C.V.	メキシコ国	千メキシコペソ 16,696	工業用製品	※10 100.0 [100.0]	－	2	－	当社製品の販売先	なし
※1 KPSS - Kao Professional Salon Services GmbH	ドイツ国	千ユーロ 109,421	家庭用製品	100.0	1	－	－	当社製品の販売先	なし
KPSS Deutschland GmbH	ドイツ国	千ユーロ 25	家庭用製品	※7 100.0 [100.0]	－	1	－	－	なし

会社名	住所	資本金又は出資金	事業の内容	議決権の所有割合(%)	関係内容				
					役員の兼任等		資金援助貸付金(百万円)	営業上の取引	設備の賃貸借等
					当社役員(名)	当社従業員(名)			
Guhl Ikebana GmbH	ドイツ国	千ユーロ 5,112	家庭用製品	※8 90.0 [90.0]	—	—	—	—	なし
Kao Chemicals GmbH	ドイツ国	千ユーロ 9,100	工業用製品	※10 100.0 [100.0]	—	1	—	当社の原料の購入先及び当社製品の販売先	なし
Goldwell Nederland B.V.	オランダ国	千ユーロ 680	家庭用製品	※7 100.0 [100.0]	—	—	—	—	なし
Kao Brands Europe Limited	英国	千英ポンド 500	家庭用製品	※8 100.0 [100.0]	—	—	—	—	なし
KPSS (UK) Ltd.	英国	千英ポンド 1,300	家庭用製品	※7 100.0 [100.0]	—	—	—	—	なし
※1 Kao Prestige Limited	英国	千英ポンド 100,000	欧州を中心とした化粧品事業統轄	100.0	1	2	15,501	—	なし
Molton Brown Limited	英国	千英ポンド 516	化粧品	※11 100.0 [100.0]	1	1	—	—	なし
KPSS AG	スイス国	千スイスフラン 1,750	家庭用製品	※7 100.0 [100.0]	—	—	—	—	なし
Kanebo Cosmetics (Europe) Ltd.	スイス国	千スイスフラン 8,000	化粧品	※2 100.0 [100.0]	—	—	—	—	なし
※1 Kao Chemicals Europe, S.L.	スペイン国	千ユーロ 104,034	欧州工業用製品事業統轄	100.0	1	2	—	—	なし
※1 Kao Corporation S.A.	スペイン国	千ユーロ 56,410	工業用製品	※10 100.0 [100.0]	—	2	1,564	当社の原料の購入先及び当社製品の販売先	なし

(注) ※1は、特定子会社であります。

※2は、㈱カネボウ化粧品が所有しております。

※3は、花王（中国）投資有限公司が10%所有しております。

※4は、花王（中国）投資有限公司が所有しております。

※5は、当社の100%子会社であるKao Holdings (Thailand) Co.,Ltd.が52.8%、花王（香港）有限公司が47.2%を所有しております。

※6は、Kao (Singapore) Private Limited が所有しております。

※7は、KPSS - Kao Professional Salon Services GmbHが所有しております。

※8は、Kao Brands Company が所有しております。

※9は、Kao America Inc. の100%子会社であるKao Chemicals Americas Corporation が所有しております。

※10は、Kao Chemicals Europe, S.L. が所有しております。

※11は、Kao Prestige Limited の100%子会社であるMolton Brown Group Limited が所有しております。

12　議決権の所有割合の［ ］内は、間接所有割合で内数であります。

13　上記以外に小規模な連結子会社が54社あり、連結子会社の数は合計104社となります。

※14　花王販売㈱及びカネボウ化粧品販売㈱につきましては、売上高（連結会社相互間の内部売上高を除く）の連結売上高に占める割合が10%を超えております。

当連結会計年度における主要な損益情報等

	花王販売㈱	カネボウ化粧品販売㈱
(1)売上高	539,358 百万円	169,263 百万円
(2)経常利益	7,202 百万円	568 百万円
(3)当期純利益	4,004 百万円	606 百万円
(4)純資産額	12,771 百万円	380 百万円
(5)総資産額	61,559 百万円	53,011 百万円

なお、カネボウ化粧品販売㈱の売上高、経常利益、当期純利益は、当社グループに加わった平成18年2月から平成18年12月までの11ヶ月の実績です。

(3) 持分法適用関連会社

平成19年３月31日現在

会社名	住所	資本金又は出資金	事業の内容	議決権の所有割合(%)	関係内容				
					役員の兼任等		資金援助貸付金(百万円)	営業上の取引	設備の賃貸借等
					当社役員(名)	当社従業員(名)			
ニベア花王㈱	東京都中央区	百万円 200	家庭用製品	40.0	1	2	−	当社仕入商品の購入先及び当社製品の販売先	建物及び設備の賃貸
昭和興産㈱	東京都港区	百万円 550	工業用製品	20.8	1	−	−	当社仕入商品の購入先及び当社製品の販売先	なし
Kao(Malaysia)Sdn.Bhd.	マレーシア国	千マレーシアドル 16,000	家庭用製品	45.0	1	1	−	当社製品の販売先	なし
ADM Kao LLC	アメリカ合衆国	千米ドル 68,000	家庭用製品	※1 50.0 [50.0]	−	1	−	−	なし

※１は、Kao Brands Company が所有しております。

２　議決権の所有割合の［ ］内は、間接所有割合で内数であります。

３　上記以外に小規模な持分法適用関連会社が６社あり、持分法適用関連会社の数は合計10社となります。

(4) その他の関係会社

該当ありません。

３．経営方針

(1) 会社の経営の基本方針

当社は、消費者・顧客の立場にたって、心をこめた“よきモノづくり”を行い、世界の人々の喜びと満足のある、豊かな生活文化の実現に貢献することを使命としています。この使命を達成するために、花王グループ全員の熱意と力を合わせ、清潔で美しくすこやかな暮らしに役立つ商品と、産業界の発展に寄与する工業用製品の分野において、消費者・顧客と共に感動を分かち合う価値ある商品とブランドを提供します。

そして、それぞれの市場で消費者・顧客を最もよく知る企業となることをグローバルにめざし、株主をはじめ全てのステークホルダーの支持と信頼を獲得するとともに、“利益ある成長”を基本として、継続的に企業価値を高めていきます。

また、こうした企業活動の根底をなす企業理念として、花王独自の企業文化、企業精神のエッセンスを明示化した『花王ウェイ』を、花王グループ全員で共有・実践しています。さらに、「企業の社会的責任（コーポレート・ソーシャル・レスポンシビリティ：ＣＳＲ）」の視点に立って、高い倫理性に基づいた誠実な行動に努めると共に、環境保全や省資源にも配慮した活動を行って、社会の持続的な発展に寄与していきます。

(2) 目標とする経営指標

当社は、主な経営指標として「ＥＶＡ」を挙げており、投下資本のコストを考慮した「真の利益」を表す「ＥＶＡ」を継続的に増加させていくことが企業価値の増大につながり、株主だけでなく全てのステークホルダーの長期的な利益とも合致するものと考えています。そして事業規模の拡大を図りつつ、ＥＶＡを増加させることを事業活動の目標としており、長期的な経営の方向、個別事業の評価、設備投資や買収などの評価、年度ごとの業績管理などにＥＶＡを活用しています。

(3) 中長期的な会社の経営戦略

コンシューマープロダクツ事業及びケミカル事業をコア事業と位置づけ、研究開発を重視して消費者や顧客の立場にたった“よきモノづくり”を進め、「商品の高付加価値化による“利益ある成長”の達成」を図っていくために、次の３つを最重点の事業目標として捉え、活動していきます。

①　ビューティケアとヒューマンヘルスケアの事業領域での成長の加速

高い成長性が期待でき、花王グループの強みを活かせる事業領域のビューティケアとヒューマンヘルスケアを成長のドライバーと位置づけ、経営資源を集中して投下していきます。特に、既存のビューティケアの事業に加えて、前期に花王グループの一員となったモルトン・ブラウン社、カネボウ化粧品とともに、グローバルにビューティケア事業の発展・強化を図っていきます。

②　基盤事業であるファブリック＆ホームケア事業のさらなる強化・発展

ファブリック＆ホームケア事業では、より清潔に、より快適に、楽しく過ごしていただける商品の開発に努めるほか、高まりつつある消費者の衛生、安心、環境意識に焦点を合わせた、新市場創造型商品の開発にも努めていきます。

③　グローバルに特徴ある強いケミカル事業への注力

ケミカル事業では、日本・アジア、米州、欧州の三極の各社が緊密に連携したグローバルな事業展開と国や地域の状況に合わせたローカル主導でのリージョナル最適の両立を図りながら、事業の拡大と強化に取り組んでいきます。

一方、市場では、少子・高齢化、晩婚化や単身世帯の増加など、社会の仕組みの根底に関わる変化、また消費者の商品選択や購買の意識の変化、それに伴う流通の変化といった大きな変化が起こっております。これらの変化に対応し、消費者起点に立った成長戦略をスピーディーに力強く実践するために、本年４月に当社の事業を再編し、新たに４つの事業ユニットを導入いたしました。

①ビューティケア事業ユニット
②ヒューマンヘルスケア事業ユニット
③ファブリック＆ホームケア事業ユニット
④ケミカル事業ユニット

また同時に、研究、生産から、販売に至る各機能部門を改編し、その一環として、家庭用製品を扱う「花王販売株式会社」と化粧品を扱う「花王化粧品販売株式会社」を合併し、「花王カスタマーマーケティング株式会社」として新たにスタートいたしました。

このように、４つの事業ユニットの導入、新販売会社の発足、及び当社のグループ企業であるカネボウ化粧品との緊密な連携、シナジーの発揮により、花王グループとしての総合力を発揮し、消費者及び流通の皆様へ、価値ある商品を創造し、提供してまいります。

(4) 会社の対処すべき課題

市場環境の変化や、原材料価格の上昇など、事業をとりまく状況が厳しさを増している中で、当社グループの収益構造も大きく変化し、売り上げが伸びても利益の伸びに結びつけることが難しくなっています。

こうした中で当社グループは、「商品の高付加価値化による“利益ある成長”の達成」を図るために、まず、基盤技術や生産技術など研究開発面での一層の充実を図ります。また、マーケティング活動を取り巻く市場環境の変化、とくに消費者の価値観や商品ニーズの変化への対応として“機能価値”に加えて“情緒価値”を高めた高付加価値商品の創造・提供に努めてまいります。

また、“グローバルな成長の加速”という観点から、市場の成長が著しいアジア各国でのコンシューマープロダクツ事業について、日本と現地が一体となって現地の消費者・市場の実態をよく知ることに努め、“消費者起点”、“現場主義”を基本として当社グループの総力を結集して、“よきモノづくり”を実現していきます。

４．連結財務諸表

(1) 連結貸借対照表

区分	注記番号	前連結会計年度 (平成18年３月31日現在) 金額（百万円）		構成比(%)	当連結会計年度 (平成19年３月31日現在) 金額（百万円）		構成比(%)	増減(△印減) 金額(百万円)
（資産の部）								
Ⅰ　流動資産								
１．現金及び預金			47,384			49,910		2,526
２．受取手形及び売掛金	※2		129,120			158,497		29,376
３．有価証券			20,189			36,247		16,058
４．たな卸資産			105,853			112,114		6,260
５．前払費用			5,600			5,735		135
６．繰延税金資産			19,479			20,643		1,163
７．その他			39,181			21,464		△17,717
８．貸倒引当金			△2,196			△2,394		△198
流動資産合計			364,613	29.9		402,219	32.2	37,605
Ⅱ　固定資産								
（1）有形固定資産	※2							
１．建物及び構築物		306,687			317,058			
減価償却累計額		211,589	95,097		220,613	96,445		1,347
２．機械装置及び運搬具		616,481			636,325			
減価償却累計額		525,960	90,520		534,956	101,369		10,848
３．工具、器具及び備品		68,289			71,262			
減価償却累計額		55,801	12,487		57,331	13,930		1,442
４．土地			67,111			69,625		2,514
５．建設仮勘定			17,578			7,645		△9,933
有形固定資産合計			282,796	23.1		289,016	23.2	6,219
（2）無形固定資産								
１．のれん			―			256,326		256,326
２．営業権			56,446			―		△56,446
３．商標権			156,241			147,880		△8,361
４．連結調整勘定			210,706			―		△210,706
５．その他			42,827			38,262		△4,564
無形固定資産合計			466,221	38.2		442,469	35.5	△23,751
（3）投資その他の資産								
１．投資有価証券	※1		18,298			17,291		△1,006
２．長期貸付金			293			1,792		1,499
３．長期前払費用			10,276			12,207		1,931
４．繰延税金資産			56,212			50,535		△5,677
５．その他	※1		22,057			32,326		10,269
６．貸倒引当金			△283			△121		161
投資その他の資産合計			106,854	8.8		114,032	9.1	7,177
固定資産合計			855,872	70.1		845,518	67.8	△10,353
Ⅲ　繰延資産			77	0.0		58	0.0	△18
資産合計			1,220,564	100.0		1,247,797	100.0	27,233

		前連結会計年度 (平成18年3月31日現在)			当連結会計年度 (平成19年3月31日現在)			増減 (△印減)
区分	注記番号	金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)	金額 (百万円)
（負債の部）								
Ⅰ　流動負債								
1．支払手形及び買掛金			96,507			110,158		13,651
2．短期借入金	※2		166,759			21,877		△144,882
3．一年以内に返済予定の長期借入金			22,699			22,062		△637
4．未払金			27,478			28,930		1,451
5．未払費用			75,951			85,796		9,845
6．未払法人税等			17,510			11,673		△5,837
7．その他			29,286			28,148		△1,138
流動負債合計			436,193	35.7		308,646	24.7	△127,546
Ⅱ　固定負債								
1．社債			―			99,995		99,995
2．長期借入金			218,545			211,774		△6,770
3．退職給付引当金			29,439			30,987		1,548
4．役員退職慰労引当金			180			163		△17
5．その他			17,625			21,478		3,853
固定負債合計			265,790	21.8		364,399	29.2	98,609
負債合計			701,983	57.5		673,046	53.9	△28,937

区分	注記番号	前連結会計年度（平成18年３月31日現在）金額（百万円）		構成比（%）	当連結会計年度（平成19年３月31日現在）金額（百万円）		構成比（%）	増減（△印減）金額（百万円）
（少数株主持分）								
少数株主持分			8,903	0.7		－	－	－
（資本の部）								
Ⅰ　資本金	※５		85,424	7.0		－	－	－
Ⅱ　資本剰余金			109,561	9.0		－	－	－
Ⅲ　利益剰余金			345,941	28.3		－	－	－
Ⅳ　その他有価証券評価差額金			5,860	0.5		－	－	－
Ⅴ　為替換算調整勘定			△26,944	△2.2		－	－	－
Ⅵ　自己株式	※６		△10,165	△0.8		－	－	－
資本合計			509,676	41.8		－	－	－
負債、少数株主持分及び資本合計			1,220,564	100.0		－	－	－
（純資産の部）								
Ⅰ　株主資本								
１．資本金		－		－	85,424		6.9	－
２．資本剰余金		－		－	109,565		8.8	－
３．利益剰余金		－		－	388,585		31.1	－
４．自己株式		－		－	△10,033		△0.8	－
株主資本合計			－	－		573,541	46.0	－
Ⅱ　評価・換算差額等								
１．その他有価証券評価差額金		－		－	4,649		0.4	－
２．為替換算調整勘定		－		－	△13,659		△1.1	－
評価・換算差額等合計			－	－		△9,010	△0.7	－
Ⅲ　新株予約権			－	－		301	0.0	－
Ⅳ　少数株主持分			－	－		9,917	0.8	－
純資産合計			－	－		574,751	46.1	－
負債純資産合計			－	－		1,247,797	100.0	27,233

(2) 連結損益計算書

区分	注記番号	前連結会計年度（自 平成17年4月1日 至 平成18年3月31日）金額（百万円）		百分比（%）	当連結会計年度（自 平成18年4月1日 至 平成19年3月31日）金額（百万円）		百分比（%）	増減（△印減）金額（百万円）
Ⅰ 売上高			971,230	100.0		1,231,808	100.0	260,577
Ⅱ 売上原価			427,734	44.0		503,271	40.9	75,537
売上総利益			543,496	56.0		728,536	59.1	185,040
Ⅲ 販売費及び一般管理費	※1,2		420,759	43.3		580,883	47.1	160,123
カネボウ化粧品関連償却費控除前営業利益			122,736	12.7		147,653	12.0	24,916
Ⅳ カネボウ化粧品関連償却費			2,601	0.3		26,794	2.2	24,193
営業利益			120,134	12.4		120,858	9.8	723
Ⅴ 営業外収益								
1．受取利息		1,161			2,175			
2．受取配当金		93			121			
3．為替差益		13			504			
4．その他		3,260	4,528	0.5	3,471	6,273	0.5	1,744
Ⅵ 営業外費用								
1．支払利息		1,396			5,032			
2．持分法による投資損失		593			703			
3．その他		716	2,706	0.3	1,219	6,955	0.5	4,248
経常利益			121,956	12.6		120,176	9.8	△1,780
Ⅶ 特別利益								
1．固定資産売却益	※3	241			682			
2．投資有価証券売却益		1,202			7			
3．海外子会社減価償却費過年度戻入益		—			264			
4．受取保険金		—			443			
5．その他		219	1,663	0.1	452	1,851	0.1	187
Ⅷ 特別損失								
1．固定資産除売却損	※4	2,561			2,772			
2．米国子会社退職後医療給付過年度費用		2,326			—			
3．関係会社出資金譲渡損		880			—			
4．減損損失	※5	233			1,245			
5．その他		709	6,711	0.7	882	4,900	0.4	△1,811
税金等調整前当期純利益			116,908	12.0		117,127	9.5	218
法人税、住民税及び事業税		38,695			37,268			
法人税等調整額		5,971	44,666	4.6	7,854	45,122	3.7	455
少数株主利益(減算)			1,101	0.1		1,476	0.1	375
当期純利益			71,140	7.3		70,527	5.7	△612

(注)　Ⅳのカネボウ化粧品関連償却費は、当連結会計年度は、商標権等の知的財産権及びのれんの償却費であり前連結会計年度は、 商標権等の知的財産権の償却費であります。

(3) 連結剰余金計算書及び連結株主資本等変動計算書

連結剰余金計算書

区分	注記番号	前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日） 金額（百万円）	
（資本剰余金の部）			
Ⅰ　資本剰余金期首残高			109,561
Ⅱ　資本剰余金期末残高			109,561
（利益剰余金の部）			
Ⅰ　利益剰余金期首残高			299,345
Ⅱ　利益剰余金増加高			
１．当期純利益		71,140	
２．連結会社の増加による増加高		1,847	72,987
Ⅲ　利益剰余金減少高			
１．配当金		23,955	
２．役員賞与		91	
（うち監査役賞与）		(8)	
３．自己株式処分差損		2,345	26,392
Ⅳ　利益剰余金期末残高			345,941

連結株主資本等変動計算書

当連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年３月31日　残高（百万円）	85,424	109,561	345,941	△10,165	530,760
連結会計年度中の変動額					
利益処分による利益配当			△13,623		△13,623
剰余金の配当			△14,169		△14,169
利益処分による役員賞与			△90		△90
当期純利益			70,527		70,527
自己株式の取得				△1,085	△1,085
自己株式の処分		4		1,218	1,222
株主資本以外の項目の連結会計期間中の変動額（純額）					
連結会計年度中の変動額合計（百万円）	－	4	42,644	132	42,781
平成19年３月31日　残高（百万円）	85,424	109,565	388,585	△10,033	573,541

	評価・換算差額等			新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年３月31日　残高（百万円）	5,860	△26,944	△21,084	－	8,903	518,580
連結会計年度中の変動額						
利益処分による利益配当						△13,623
剰余金の配当						△14,169
利益処分による役員賞与						△90
当期純利益						70,527
自己株式の取得						△1,085
自己株式の処分						1,222
株主資本以外の項目の連結会計年度中の変動額（純額）	△1,211	13,285	12,074	301	1,014	13,389
連結会計年度中の変動額合計（百万円）	△1,211	13,285	12,074	301	1,014	56,170
平成19年３月31日　残高（百万円）	4,649	△13,659	△9,010	301	9,917	574,751

(4) 連結キャッシュ・フロー計算書

区分	注記番号	前連結会計年度 (自 平成17年4月1日 至 平成18年3月31日) 金額（百万円）	当連結会計年度 (自 平成18年4月1日 至 平成19年3月31日) 金額（百万円）	増減 (△印減) 金額 (百万円)
Ⅰ　営業活動によるキャッシュ・フロー				
税金等調整前当期純利益		116,908	117,127	
減価償却費		60,758	92,171	
減損損失		233	1,245	
固定資産除売却損益（利益：△）		2,320	2,089	
受取利息及び受取配当金		△1,254	△2,297	
支払利息		1,396	5,032	
為替差損益（差益：△）		494	△1,256	
持分法による投資損益（利益：△）		593	703	
売上債権の増減額（増加：△）		618	△24,308	
たな卸資産の増減額（増加：△）		△4,592	△3,189	
前払年金費用の増減額（増加：△）		△8,467	△10,163	
仕入債務の増減額（減少：△）		△1,759	11,315	
退職給付引当金の増減額（減少：△）		△6,614	1,219	
その他		△2,658	19,034	
小計		157,976	208,725	50,748
利息及び配当金の受取額		3,379	3,100	
利息の支払額		△1,428	△4,578	
法人税等の支払額		△42,634	△42,269	
営業活動によるキャッシュ・フロー		117,292	164,977	47,685
Ⅱ　投資活動によるキャッシュ・フロー				
有価証券の取得による支出		△2,999	－	
有価証券の償還による収入		8,999	－	
有形固定資産の取得による支出		△49,528	△49,588	
有形固定資産の売却による収入		1,482	2,078	
無形固定資産の取得による支出		△151,660	△15,881	
投資有価証券の取得による支出		△36	△1,638	
投資有価証券の償還及び売却による収入		9,300	11	
新規連結子会社の株式取得等に伴う支出	※2	△293,034	－	
長期前払費用の支払による支出		－	△6,283	
短期貸付金の純増減額（増加：△）		－	11,928	
長期貸付による支出		△897	△1,550	
その他資産の増減額（増加：△）		△1,160	△2,302	
投資活動によるキャッシュ・フロー		△479,535	△63,227	416,308
Ⅲ　財務活動によるキャッシュ・フロー				
短期借入金の純増減額（減少：△）		146,683	△146,728	
長期借入による収入		240,245	30,638	
長期借入金の返済による支出		△547	△38,228	
社債の発行による収入		－	99,676	
自己株式の取得による支出		△6,056	△1,085	
配当金の支払額		△23,980	△27,806	
少数株主への配当金の支払額		△592	△1,339	
その他		970	1,208	
財務活動によるキャッシュ・フロー		356,721	△83,665	△440,387
Ⅳ　現金及び現金同等物に係る換算差額		2,727	2,542	△185
Ⅴ　現金及び現金同等物の増減額（減少：△）		△2,794	20,627	23,421
Ⅵ　現金及び現金同等物の期首残高		70,409	67,527	△2,882
Ⅶ　新規連結に伴う現金及び現金同等物の増加額		760	－	△760
Ⅷ　連結除外に伴う現金及び現金同等物の減少額		△848	－	848
Ⅸ　現金及び現金同等物の期末残高	※1	67,527	88,154	20,626

(5) 連結財務諸表作成のための基本となる重要な事項

前連結会計年度 (自　平成17年4月1日 至　平成18年3月31日)	当連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
1．連結の範囲に関する事項 連結子会社……103社　(新規32社、除外6社) (新規)・当連結会計年度において新たに株式を取得した子会社27社 Molton Brown Limited及びそのグループ会社8社 ㈱カネボウ化粧品及びそのグループ会社17社 ただし、㈱カネボウ化粧品及びそのグループ会社17社については、平成18年1月31日に株式を取得しましたが、決算日が12月31日であるため連結損益計算書への反映は翌連結会計年度からとなり、当連結会計年度は取得時の貸借対照表のみ連結しております。 ・当連結会計年度において新たに設立した子会社3社 Kao Prestige Limited、 KMS Global Marketing LLC、 KPSS France S.A.R.L ・前連結会計年度において新たに設立した子会社2社 花王（中国）研究開発中心有限公司、 Kao Brands Australia Pty Limited (除外)・当連結会計年度において関連会社になったため持分法適用会社に含めた1社 ADM Kao LLC ・事業再編により吸収合併された2社 Goldwell Cosmetics(USA) Inc.、 Goldwell/KMS West LLC ・当連結会計年度において清算された3社 Guhl Ikebana AG、 Guhl Ikebana Kosmetika Ges.m.b.H.、 KMS Research LLC 主要な連結子会社名は、「第1　企業の概況　4　関係会社の状況」に記載しております。 非連結子会社……14社 会社名：花王ロジスティクス㈱、 花王システム物流㈱、 花王マーチャンダイジングサービス㈱ その他11社（内、持分法適用非連結子会社9社） なお、非連結子会社14社の合計の総資産、売上高、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。	1．連結の範囲に関する事項 連結子会社……104社　(新規1社、除外0社) (新規)・当連結会計年度において新たに設立した子会社1社 Molton Brown GmbH 主要な連結子会社名は、「2　企業集団の状況　(2)関係会社の状況」に記載しております。 非連結子会社……15社 会社名：花王ロジスティクス㈱、 花王システム物流㈱、 花王マーチャンダイジングサービス㈱ その他12社（内、持分法適用非連結子会社9社） なお、非連結子会社15社の合計の総資産、売上高、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。

前連結会計年度 (自　平成17年4月1日 至　平成18年3月31日)	当連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
2．持分法の適用に関する事項 持分法適用非連結子会社……12社　(新規9社、除外0社) 会社名：花王ロジスティクス㈱、 花王システム物流㈱、 花王マーチャンダイジングサービス㈱ その他9社 (新規)・当連結会計年度において重要性が増したことにより持分法適用に含めた7社 花王システム物流㈱、 花王マーチャンダイジングサービス㈱ その他5社 ・当連結会計年度において新たに株式を取得した1社 ㈱ＫＣロジスティクス ・当連結会計年度において新たに設立した1社 花王ピオニー㈱ 持分法非適用非連結子会社……2社 会社名：Kao(S)2003 Private Limited、 Kanebo Cosmetics U.K. Ltd. 持分法適用関連会社……10社　(新規4社、除外1社) 会社名：昭和興産㈱、ニベア花王㈱、 Kao (Malaysia) Sdn.Bhd. その他7社 (新規)・当連結会計年度において重要性が増したことにより持分法適用会社に含めた3社 昭和興産㈱、水島可塑剤㈱、 人事サービス・コンサルティング㈱ ・当連結会計年度において関連会社になったため持分法適用会社に含めた1社 ADM Kao LLC (除外)・当連結会計年度において持分比率が減少した1社 杭州伝化花王有限公司 持分法非適用関連会社……2社 会社名：Kao Trading (Malaysia) Sdn. Bhd.、 Chia Lih Pau Chemical Co., Ltd. なお、持分法を適用していない非連結子会社2社及び関連会社2社の合計の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。	2．持分法の適用に関する事項 持分法適用非連結子会社……12社　(新規0社、除外0社) 会社名：花王ロジスティクス㈱、 花王システム物流㈱、 ㈱ＫＣロジスティクス、 花王マーチャンダイジングサービス㈱ その他8社 持分法非適用非連結子会社……3社 会社名：Kao(S)2003 Private Limited、 Kanebo Cosmetics U.K. Ltd. Kao Brands Europe, S.L. 持分法適用関連会社……10社　(新規0社、除外0社) 会社名：昭和興産㈱、ニベア花王㈱、 Kao (Malaysia) Sdn.Bhd. その他7社 持分法非適用関連会社……2社 会社名：Kao Trading (Malaysia) Sdn. Bhd.、 Chia Lih Pau Chemical Co., Ltd. なお、持分法を適用していない非連結子会社3社及び関連会社2社の合計の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。

なお、上記連結の範囲に関する事項及び持分法の適用に関する事項以外は、最近の有価証券報告書(平成18年6月29日提出)における記載から重要な変更がないため、開示を省略しております。

(6) 連結財務諸表作成のための基本となる重要な事項の変更

前連結会計年度 (自　平成17年4月1日 至　平成18年3月31日)	当連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
――――――	1．役員賞与に関する会計基準 当連結会計年度より、「役員賞与に関する会計基準」（企業会計基準第4号平成17年11月29日）を適用しております。これにより営業利益、経常利益及び税金等調整前当期純利益は、それぞれ129百万円減少しております。 2．貸借対照表の純資産の部の表示に関する会計基準 当連結会計年度より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号平成17年12月9日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号平成17年12月9日）を適用しております。従来の資本の部の合計に相当する金額は564,531百万円であります。 3．企業結合に係る会計基準等 当連結会計年度より、「企業結合に係る会計基準」（企業会計審議会平成15年10月31日）及び「事業分離等に関する会計基準」（企業会計基準第7号平成17年12月27日）並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号平成17年12月27日）を適用しております。これによる損益に与える影響はありません。 4．ストック・オプション等に関する会計基準 当連結会計年度より、「ストック・オプション等に関する会計基準」（企業会計基準第8号平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号平成18年5月31日）を適用しております。これにより、営業利益、経常利益及び税金等調整前当期純利益はそれぞれ301百万円減少しております。 5．自己株式及び準備金の額の減少等に関する会計基準等の改正 当連結会計年度より、改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準第1号　最終改正平成18年8月11日）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準適用指針第2号　最終改正平成18年8月11日）を適用しております。これによる損益に与える影響はありません。 6．金融商品に関する会計基準の改正 当連結会計年度より、改正後の「金融商品に関する会計基準」（企業会計基準第10号　最終改正平成18年8月11日）を適用しております。これによる損益に与える影響は軽微であります。

(7) 表示方法の変更

前連結会計年度 (自　平成17年4月1日 至　平成18年3月31日)	当連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
(連結キャッシュ・フロー計算書) 営業活動によるキャッシュ・フローの「前払年金費用の増減」は金額的重要性が増したため、当連結会計年度より「その他」から区分掲記しております。 なお、前連結会計年度における「その他」を区分掲記すると「前払年金費用」は、△658百万円、「その他」は△3,337百万円となります。	(連結キャッシュ・フロー計算書) 投資活動によるキャッシュ・フローの「長期前払費用の支払による支出」「短期貸付金純増減額」は金額的重要性が増したため、当連結会計年度より「その他資産の増減額」から区分掲記しております。 なお、前連結会計年度における「その他資産の増減額」を区分掲記すると、「長期前払費用の支払による支出」は△1,680百万円、「短期貸付金純増減額」は△42百万円となり、「その他資産の増減額」は562百万円となります。

(8) 連結財務諸表に関する注記事項

(連結貸借対照表関係)

前連結会計年度 (平成18年3月31日現在)	当連結会計年度 (平成19年3月31日現在)
※1．非連結子会社及び関連会社に対するものは次のとおりであります。 投資有価証券(株式)　5,387百万円 投資その他の資産「その他」(出資金)　263	※1．非連結子会社及び関連会社に対するものは次のとおりであります。 投資有価証券(株式)　4,555百万円 投資その他の資産「その他」(出資金)　76
※2．担保に供している資産の額(簿価) 売掛金　216百万円 有形固定資産等　1,269 計　1,485 上記に対応する債務 短期借入金　396百万円	※2．担保に供している資産の額(簿価) 売掛金　217百万円 上記に対応する債務 短期借入金　105百万円
3．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 European Distribution Service GmbH　2,291百万円 従業員等　878 計　3,170	3．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 European Distribution Service GmbH　2,351百万円 従業員等　561 計　2,913
4．割引手形残高　681百万円	4．割引手形残高　107百万円
※5．当社の発行済株式総数は、普通株式549,443千株であります。	――――――
※6．連結会社及び持分法を適用した関連会社が保有する自己株式の数は、普通株式4,497千株であります。	――――――

（連結損益計算書関係）

前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）	当連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
※１．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 荷造発送費　51,947百万円 広告宣伝費　83,769 拡売費及び販促費　38,722 給料手当・賞与　73,157 研究開発費　40,262	※１．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 荷造発送費　68,664百万円 広告宣伝費　96,892 拡売費及び販促費　69,090 給料手当・賞与　118,851 研究開発費　44,388
※２．一般管理費に含まれる研究開発費は、40,262百万円であります。なお、当期総製造費用に含まれる研究開発費はありません。	※２．一般管理費に含まれる研究開発費は、44,388百万円であります。なお、当期総製造費用に含まれる研究開発費はありません。
※３．固定資産売却益の内訳は次のとおりであります。 機械装置及び運搬具　183百万円 その他　57	※３．固定資産売却益の内訳は次のとおりであります。 建物及び構築物　417百万円 その他　265
※４．固定資産除売却損の内訳は次のとおりであります。 機械装置及び運搬具　1,149百万円 建物及び構築物　895 土地　409 その他　107	※４．固定資産除売却損の内訳は次のとおりであります。 機械装置及び運搬具　1,710百万円 建物及び構築物　713 土地　207 その他　139
――――――	※５．減損損失の内訳は次のとおりであります。 (1)連結子会社　上海花王有限公司 （下表参照） 上記の減損損失を把握するにあたっては、継続的に収支の把握を行っている管理会計上の事業区分に基づき、資産のグルーピングを行っております。中国市場の激しい市場競争により収益が悪化したことから、帳簿価額を回収可能額まで減額しました。なお、当資産グループの回収可能額は使用価値により測定しており、将来キャッシュ・フローを９％で割り引いて算定しております。 (2)その他連結子会社 処分予定土地等　303百万円

場所	用途	種類	減損損失（百万円）
上海花王有限公司（中華人民共和国）	洗剤製造設備等	建物 機械装置等	331 610
		計	942

（連結株主資本等変動計算書関係）

当連結会計年度（自平成18年４月１日　至平成19年３月31日）

１．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数（千株）	当連結会計年度増加株式数（千株）	当連結会計年度減少株式数（千株）	当連結会計年度末株式数（千株）
発行済株式				
普通株式	549,443	－	－	549,443
合計	549,443	－	－	549,443
自己株式				
普通株式　（注）	4,497	340	488	4,349
合計	4,497	340	488	4,349

（注）普通株式の自己株式の株式数の増加340千株は、単元未満株式の買取請求による増加であります。
普通株式の自己株式の株式数の減少488千株は、ストック・オプションの行使による減少424千株及び単元未満株式売渡請求による減少48千株、持分法適用会社が売却した自己株式（当社株式）の当社帰属分16千株であります。

２．新株予約権及び自己新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数（株）				当連結会計年度末残高（百万円）
			前連結会計年度末	当連結会計年度増加	当連結会計年度減少	当連結会計年度末	
提出会社（親会社）	ストックオプションとしての新株予約権	－					301
合計		－					301

３．配当に関する事項

配当金支払額

（決議）	株式の種類	配当金の総額（百万円）（注）	１株当たり配当額（円）	基準日	効力発生日
平成18年６月29日定時株主総会	普通株式	13,623	25	平成18年３月31日	平成18年６月29日
平成18年10月23日取締役会	普通株式	14,169	26	平成18年９月30日	平成18年12月１日

（注）持分法適用関連会社が保有する自己株式にかかる配当金のうち、持分相当額を控除しております。なお控除前の金額は、平成18年６月29日定時株主総会については、13,637百万円であり、平成18年10月23日取締役会については、14,183百万円であります。

（連結キャッシュ・フロー計算書関係）

前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）	当連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
※１．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　47,384 百万円 有価証券勘定　20,189 流動資産のその他に含まれる短期貸付金　0 預入期間が３か月を超える定期預金　△47 現金及び現金同等物　67,527	※１．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　49,910 百万円 有価証券勘定　36,247 流動資産のその他に含まれる金銭債権信託受益権　2,000 預入期間が３か月を超える定期預金　△4 現金及び現金同等物　88,154
※２．株式の取得により新たに連結子会社となった会社の資産及び負債の内訳 株式の取得により新たに連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得価額と取得に伴う支出（純額）との関係は次のとおりであります。 Molton Brown Limited 他８社合計額 流動資産　3,264 百万円 営業権　32,793 その他固定資産　1,447 流動負債　△2,548 少数株主持分　△11 取得価額　34,945 現金及び現金同等物　△362 未払金　△2,496 差引：子会社株式取得に伴う支出　32,086 ㈱カネボウ化粧品　他17社合計額 流動資産　82,038 百万円 連結調整勘定　210,706 その他固定資産　68,863 流動負債　△54,469 固定負債　△25,721 少数株主持分　△366 取得価額　281,050 現金及び現金同等物　△20,043 未払金　△60 差引：子会社株式取得に伴う支出　260,947	―――――
３．重要な非資金取引の内容 転換社債の転換に伴い自己株式を代用したことによる非資金取引 自己株式減少額　4,888 百万円 自己株式処分差損　△2,306 転換による転換社債減少額　2,581	―――――

（セグメント情報）

ａ．事業の種類別セグメント情報

最近２連結会計年度の事業の種類別セグメント情報は次のとおりであります。

前連結会計年度（自平成17年４月１日　至平成18年３月31日）

	家庭用製品事業（百万円）	化粧品事業（百万円）	工業用製品事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ 売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	704,033	85,246	181,949	971,230	－	971,230
(2) セグメント間の内部売上高又は振替高	－	－	26,941	26,941	(26,941)	－
計	704,033	85,246	208,890	998,171	(26,941)	971,230
営業費用	611,334	77,473	186,861	875,668	(27,174)	848,493
カネボウ化粧品関連償却費控除前営業利益	92,699	7,773	22,029	122,502	233	122,736
カネボウ化粧品関連償却費	－	2,601	－	2,601	－	2,601
営業利益	92,699	5,171	22,029	119,901	233	120,134
Ⅱ 資産、減価償却費、減損損失及び資本的支出						
資　産	436,320	573,398	191,629	1,201,348	19,215	1,220,564
減価償却費	42,552	6,449	11,755	60,758	－	60,758
減損損失	233	－	－	233	－	233
資本的支出	24,939	154,127	24,528	203,595	－	203,595

当連結会計年度（自平成18年４月１日　至平成19年３月31日）

	家庭用製品事業（百万円）	化粧品事業（百万円）	工業用製品事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ 売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	744,747	292,663	194,396	1,231,808	－	1,231,808
(2) セグメント間の内部売上高又は振替高	－	－	29,212	29,212	(29,212)	－
計	744,747	292,663	223,609	1,261,020	(29,212)	1,231,808
営業費用	645,817	265,351	202,429	1,113,598	(29,443)	1,084,155
カネボウ化粧品関連償却費控除前営業利益	98,930	27,311	21,180	147,421	231	147,653
カネボウ化粧品関連償却費	－	26,794	－	26,794	－	26,794
営業利益	98,930	516	21,180	120,627	231	120,858
Ⅱ 資産、減価償却費、減損損失及び資本的支出						
資　産	439,985	563,715	210,782	1,214,483	33,314	1,247,797
減価償却費	42,017	37,072	13,081	92,171	－	92,171
減損損失	1,108	－	137	1,245	－	1,245
資本的支出	23,541	28,395	18,206	70,143	－	70,143

（注）１．事業区分の方法

事業区分は、製品の種類・性質及び販売方法の類似性を考慮し、家庭用製品、化粧品、工業用製品の事業に区分しております。

2．各事業区分の主要製品

事業区分	売上区分	主要製品
家庭用製品事業	パーソナルケア製品	化粧石けん、洗顔料、全身洗浄料、シャンプー、リンス、ヘアケア製品、ヘアカラー、入浴剤、歯みがき・歯ブラシ、男性化粧品
	ハウスホールド製品	衣料用洗剤、台所用洗剤、住居用洗剤、洗濯仕上剤、掃除用紙製品
	サニタリーほか製品	生理用品、紙おむつ、食用油、飲料
化粧品事業	化粧品	カウンセリング化粧品、セルフ化粧品
工業用製品事業	工業用製品	業務用食用油脂、脂肪酸、油脂アルコール、グリセリン、油脂アミン、界面活性剤、ポリウレタン原料、合成樹脂用可塑剤、トナー・トナーバインダー、香料

3．資産のうち消去又は全社の項目に含めた全社資産の金額は、当社の金融資産（現金及び預金、有価証券、投資有価証券等）であり、金額は下記のとおりであります。

前連結会計年度　　20,809百万円
当連結会計年度　　33,983百万円

4．減価償却費及び資本的支出には、長期前払費用と繰延資産の償却額及び増加額がそれぞれ含まれております。

b．所在地別セグメント情報

最近2連結会計年度の所在地別セグメント情報は次のとおりであります。

前連結会計年度（自平成17年4月1日　至平成18年3月31日）

	日本（百万円）	アジア（百万円）	米州（百万円）	欧州（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ 売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	697,484	84,468	93,738	95,537	971,230	－	971,230
(2) セグメント間の内部売上高又は振替高	10,571	26,429	1,428	13,947	52,377	(52,377)	－
計	708,056	110,898	95,167	109,485	1,023,607	(52,377)	971,230
営業費用	606,402	105,054	88,388	101,962	901,807	(50,712)	851,095
営業利益	101,653	5,844	6,778	7,522	121,799	(1,664)	120,134
Ⅱ 資　産	934,184	107,509	75,471	127,499	1,244,665	(24,101)	1,220,564

当連結会計年度（自平成18年4月1日　至平成19年3月31日）

	日本（百万円）	アジア（百万円）	米州（百万円）	欧州（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ 売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	906,790	99,737	106,246	119,033	1,231,808	－	1,231,808
(2) セグメント間の内部売上高又は振替高	17,405	26,252	484	16,883	61,026	(61,026)	－
計	924,196	125,989	106,730	135,917	1,292,834	(61,026)	1,231,808
営業費用	821,973	123,421	98,976	127,230	1,171,602	(60,652)	1,110,949
営業利益	102,222	2,567	7,754	8,687	121,232	(374)	120,858
Ⅱ 資　産	908,196	122,118	86,293	144,360	1,260,968	(13,171)	1,247,797

(注) 1．国又は地域の区分の方法

地理的近接度により区分しております。

2．本邦以外の区分に属する主な国又は地域

(1) アジア：東アジア及び東南アジア諸国、オーストラリア

(2) 米州　：米国、カナダ、メキシコ

(3) 欧州　：ヨーロッパ諸国、南アフリカ

3．資産のうち消去又は全社の項目に含めた全社資産は、当社の金融資産（現金及び預金、有価証券、投資有価証券等）であり、金額は下記のとおりであります。

前連結会計年度　20,809百万円

当連結会計年度　33,983百万円

ｃ．海外売上高

最近２連結会計年度の海外売上高は次のとおりであります。

前連結会計年度（自平成17年４月１日　至平成18年３月31日）

	アジア	米州	欧州	計
Ⅰ　海外売上高（百万円）	92,711	94,356	93,139	280,207
Ⅱ　連結売上高（百万円）				971,230
Ⅲ　連結売上高に占める海外売上高の割合（％）	9.5	9.7	9.6	28.9

当連結会計年度（自平成18年４月１日　至平成19年３月31日）

	アジア	米州	欧州	計
Ⅰ　海外売上高（百万円）	112,274	108,684	114,557	335,516
Ⅱ　連結売上高（百万円）				1,231,808
Ⅲ　連結売上高に占める海外売上高の割合（％）	9.1	8.8	9.3	27.2

（注）１．国又は地域の区分の方法

地理的近接度により区分しております。

２．各区分に属する主な国又は地域

(1) アジア：東アジア及び東南アジア諸国、オーストラリア

(2) 米州　：米国、カナダ、メキシコ

(3) 欧州　：ヨーロッパ諸国、南アフリカ

３．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

ｄ．販売実績

最近２連結会計年度の販売実績は次のとおりであります。

事業区分	前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日） （百万円）	当連結会計年度 （自　平成18年４月１日 至　平成19年３月31日） （百万円）	前期比（％）
家庭用製品事業			
パーソナルケア製品	187,896	194,636	＋3.6
ハウスホールド製品	237,551	243,818	＋2.6
サニタリーほか製品	113,630	123,900	＋9.0
日本計	539,078	562,354	＋4.3
アジア	57,188	66,168	＋15.7
欧米	115,329	124,820	＋8.2
内部売上消去等	△7,563	△8,595	－
計	704,033	744,747	＋5.8
化粧品事業	85,246	292,663	＋243.3
工業用製品事業			
日本	114,522	116,933	＋2.1
アジア	53,596	55,830	＋4.2
欧米	72,196	82,935	＋14.9
内部売上消去等	△31,424	△32,089	－
計	208,890	223,609	＋7.0
合計	998,171	1,261,020	＋26.3
消去	△26,941	△29,212	－
連結売上高	971,230	1,231,808	＋26.8

(リース取引関係)

リース取引に関する注記事項については、決算短信における開示の必要性が大きくないと考えられるため開示を省略しております。

(関連当事者との取引)

前連結会計年度（自平成17年4月1日　至平成18年3月31日）

役員及び個人主要株主等

属性	氏名	住所	資本金(百万円)	事業の内容又は職業	議決権等の被所有割合	関係内容		取引の内容	取引金額(百万円)	科目	期末残高(百万円)
						役員の兼任等	事業上の関係				
役員	後藤　卓也	−	−	当社取締役	直接 0.0%	−	−	(財) 花王芸術・科学財団への拠出金	20	−	−

(注) 1．上記の取引は、いわゆる第三者のための取引であります。

2．取引金額には消費税等が含まれておりません。

当連結会計年度（自平成18年4月1日　至平成19年3月31日）

役員及び個人主要株主等

属性	氏名	住所	資本金(百万円)	事業の内容又は職業	議決権等の所有（被所有）割合(%)	関係内容		取引の内容	取引金額(百万円)	科目	期末残高(百万円)
						役員の兼任等	事業上の関係				
役員	後藤　卓也	−	−	当社取締役(財) 花王芸術・科学財団理事長	直接 0.0%	−	−	(財) 花王芸術・科学財団への拠出金(注1)	22	−	−
役員	高橋　温	−	−	当社取締役住友信託銀行㈱代表取締役会長	直接 0.0%	−	−	資金の借入(注2) 利息の支払(注2)	3,400 73	長期借入金 −	16,600 −

取引条件及び取引条件の決定方針等

(注1)　(財) 花王芸術・科学財団の事業計画を総合的に勘案して決定しております。

(注2)　高橋　温が第三者（住友信託銀行㈱）の代表として行った取引であり、当社グループと関連を有しない金融機関等との取引と同様、一般的な借入条件で行っております。なお、当連結会計年度の取引金額は、借り入れの一部返済金額であります。

（税効果会計関係）

１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

	前連結会計年度 （平成18年３月31日現在）	当連結会計年度 （平成19年３月31日現在）
繰延税金資産		
減価償却費	82,306 百万円	67,182 百万円
退職給付引当金	11,243	11,603
未払費用	9,970	11,593
未払事業税	1,659	1,166
繰越欠損金	30,173	38,225
その他	17,263	18,235
繰延税金資産小計	152,617	148,005
評価性引当額	△50,300	△46,058
繰延税金資産合計	102,317	101,947
繰延税金負債		
その他有価証券評価差額金	△3,684	△2,939
留保利益	△12,279	△14,804
圧縮記帳積立金	△4,663	△4,598
前払年金費用	△4,880	△8,996
その他	△5,422	△6,319
繰延税金負債合計	△30,929	△37,658
繰延税金資産の純額	71,387	64,288

２．法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳

	前連結会計年度 （平成18年３月31日）
法定実効税率	40.54 %
（調整）	
試験研究費等の法人税額特別控除	△3.15
損金に算入されないのれん等の償却費	1.41
その他	△0.59
税効果会計適用後の法人税等の負担率	38.21

（有価証券関係）

前連結会計年度（平成18年３月31日現在）

有価証券

１．その他有価証券で時価のあるもの

種類		取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
連結貸借対照表計上額が取得原価を超えるもの	(1) 株式	2,891	11,892	9,001
	(2) 債券	－	－	－
	(3) その他	18	19	1
	小計	2,909	11,912	9,002
連結貸借対照表計上額が取得原価を超えないもの	(1) 株式	155	137	△17
	(2) 債券			
	国債・地方債	338	338	－
	(3) その他	341	341	－
	小計	834	817	△17
合計		3,744	12,729	8,984

２．当連結会計年度中に売却したその他有価証券（自平成17年４月１日　至平成18年３月31日）

売却額（百万円）	売却益の合計（百万円）	売却損の合計（百万円）
9,312	1,202	45

３．時価評価されていない主な有価証券の内容及び連結貸借対照表計上額

	連結貸借対照表計上額（百万円）
その他有価証券	
MMF	18,429

４．その他有価証券のうち満期があるもの及び満期保有目的の債券の今後の償還予定額

	１年以内（百万円）	１年超５年以内（百万円）	５年超10年以内（百万円）	10年超（百万円）
債券				
国債・地方債等	－	－	－	338
社債	－	－	－	－
その他	1,081	－	－	－
その他	－	－	－	－
合計	1,081	－	－	338

（注）有価証券について14百万円（その他有価証券で時価のある株式14百万円、時価評価されていない株式０百万円）減損処理を行っております。

なお、減損処理にあたっては、連結会計年度末における時価が取得原価に比べ50％以上下落した場合には、全て減損処理を行い、30～50％程度下落した場合には、回復可能性等を考慮して必要と認められた額について減損処理を行っております。

当連結会計年度（平成19年3月31日現在）

有価証券

1．満期保有目的の債券で時価のあるもの

	種類	連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
時価が連結貸借対照表計上額を超えるもの	国債・地方債等	2,996	2,996	0
	その他	—	—	—
	小計	2,996	2,996	0
時価が連結貸借対照表計上額を超えないもの	国債・地方債等	—	—	—
	その他	—	—	—
	小計	—	—	—
合計		2,996	2,996	0

2．その他有価証券で時価のあるもの

種類		取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
連結貸借対照表計上額が取得原価を超えるもの	(1) 株式	2,572	9,829	7,257
	(2) 債券	—	—	—
	(3) その他	1,020	1,021	0
	小計	3,592	10,850	7,258
連結貸借対照表計上額が取得原価を超えないもの	(1) 株式	501	419	△82
	(2) 債券	—	—	—
	(3) その他	1,226	1,226	0
	小計	1,728	1,645	△82
合計		5,321	12,496	7,175

3．当連結会計年度中に売却したその他有価証券（自平成18年4月1日　至平成19年3月31日）

売却額（百万円）	売却益の合計（百万円）	売却損の合計（百万円）
11	7	0

4．時価評価されていない主な有価証券の内容及び連結貸借対照表計上額

	連結貸借対照表計上額（百万円）
その他有価証券 MMF	27,306

５．その他有価証券のうち満期があるもの及び満期保有目的の債券の今後の償還予定額

	１年以内（百万円）	１年超５年以内（百万円）	５年超10年以内（百万円）	10年超（百万円）
債券				
国債・地方債等	2,996	－	－	－
社債	－	－	－	－
その他	4,724	－	－	－
その他	590	－	－	－
合計	8,311	－	－	－

（注）有価証券について１百万円（その他有価証券で時価のある株式１百万円）減損処理を行っております。
なお、減損処理にあたっては、連結会計年度末における時価が取得原価に比べ50％以上下落した場合には、全て減損処理を行い、30～50％程度下落した場合には、回復可能性等を考慮して必要と認められた額について減損処理を行っております。

（デリバティブ取引関係）

デリバティブ取引に関する注記事項については、決算短信における開示の必要性が大きくないと考えられるため開示を省略しております。

（退職給付関係）

１．採用している退職給付制度の概要

当社及び一部の国内連結子会社は、確定給付型の制度として、厚生年金基金制度を設けておりましたが、代行部分の返上に伴い、確定給付企業年金法に基づき平成15年６月に確定給付企業年金に移行しました。同時に退職給付制度の改定を行い、キャッシュバランスプラン（市場金利連動型年金）と、将来積立分の一部につき確定拠出年金制度を導入しました。その他、早期退職者に対して、自由定年支援金を支払う場合があります。

他の一部の国内連結子会社は、確定給付型の制度として、退職一時金制度を設けています。その他、従業員の退職等に際して、退職給付会計基準に準拠した数理計算による退職給付債務の対象とされない割増退職金を支払う場合があります。

また、一部の在外連結子会社は、確定給付型制度のほか、確定拠出型制度等を設けております。

２．退職給付債務に関する事項

	前連結会計年度（平成18年３月31日現在）（百万円）	当連結会計年度（平成19年３月31日現在）（百万円）
イ．退職給付債務	△222,105	△227,690
ロ．年金資産	183,938	206,102
ハ．未積立退職給付債務（イ＋ロ）	△38,166	△21,588
ニ．会計基準変更時差異の未処理額	16,125	14,334
ホ．未認識数理計算上の差異	27,933	19,097
ヘ．未認識過去勤務債務（債務の減額）	△22,888	△20,155
ト．連結貸借対照表計上額純額（ハ＋ニ＋ホ＋ヘ）	△16,996	△8,312
チ．前払年金費用	12,442	22,674
リ．退職給付引当金（ト－チ）	△29,439	△30,987

3．退職給付費用に関する事項

	前連結会計年度 (自平成17年4月1日 至平成18年3月31日) (百万円)	当連結会計年度 (自平成18年4月1日 至平成19年3月31日) (百万円)
イ．勤務費用	7,061	8,716
ロ．利息費用	3,837	4,424
ハ．期待運用収益	△3,307	△3,905
ニ．会計基準変更時差異の費用処理額	1,793	1,790
ホ．数理計算上の差異の費用処理額（注）２	6,042	5,868
ヘ．過去勤務債務の費用処理額	△2,396	△2,310
ト．退職給付費用（イ＋ロ＋ハ＋ニ＋ホ＋ヘ）	13,031	14,584

前連結会計年度 (自平成17年4月1日 至平成18年3月31日)	当連結会計年度 (自平成18年4月1日 至平成19年3月31日)
(注) 1．上記退職給付費用以外に、当社及び一部の連結子会社において、確定拠出型等の退職給付費用として1,986百万円を計上しております。 2．一部の在外連結子会社は数理計算上の差異について回廊アプローチを適用しております。	(注) 1．上記退職給付費用以外に、当社及び一部の連結子会社において、確定拠出型等の退職給付費用として2,266百万円を計上しております。 2．　同左

4．退職給付債務等の計算の基礎に関する事項

	前連結会計年度 (自平成17年4月1日 至平成18年3月31日)	当連結会計年度 (自平成18年4月1日 至平成19年3月31日)
イ．退職給付見込額の期間配分方法	期間定額基準	同左
ロ．割引率	主として 2.0%	主として 2.0%
ハ．期待運用収益率	主として 2.0%	主として 2.0%
ニ．過去勤務債務の額の処理年数	主として 15年 (発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理しております。)	主として 15年 (同左)
ホ．数理計算上の差異の処理年数	主として 10年 (発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により発生年度から費用処理しております。)	主として 10年 (同左)
ヘ．会計基準変更時差異の処理年数	15年	15年

(ストック・オプション等関係)

ストック・オプション等に関する注記事項については、決算短信における開示の必要性が大きくないと考えられるため開示を省略しております。

(企業結合等)

該当ありません。

（1株当たり情報）

前連結会計年度 （自　平成17年4月1日 至　平成18年3月31日）		当連結会計年度 （自　平成18年4月1日 至　平成19年3月31日）	
1株当たり純資産額	935.11円	1株当たり純資産額	1,035.66円
1株当たり当期純利益	130.58円	1株当たり当期純利益	129.41円
潜在株式調整後1株当たり当期純利益	130.28円	潜在株式調整後1株当たり当期純利益	129.29円

(注)算定上の基礎

1．　1株当たり純資産額

	前連結会計年度末 （平成18年3月31日）	当連結会計年度末 （平成19年3月31日）
純資産の部の合計額（百万円）	―	574,751
純資産の部の合計額から控除する金額（百万円）	―	10,219
（うち新株予約権）	(―)	(301)
（うち少数株主持分）	(―)	(9,917)
普通株式に係る期末の純資産額（百万円）	―	564,531
普通株式の発行済株式数（千株）	―	549,443
普通株式の自己株式数（千株）	―	4,349
1株当たり純資産額の算定に用いられた期末の普通株式の数（千株）	―	545,094

2．　1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益

	前連結会計年度 （自　平成17年4月1日 至　平成18年3月31日）	当連結会計年度 （自　平成18年4月1日 至　平成19年3月31日）
1株当たり当期純利益		
当期純利益（百万円）	71,140	70,527
普通株主に帰属しない金額（百万円）	90	―
（うち利益処分による役員賞与金）	(90)	(―)
普通株式に係る当期純利益（百万円）	71,049	70,527
期中平均株式数（千株）	544,126	544,995
潜在株式調整後1株当たり当期純利益		
当期純利益調整額（百万円）	3	―
（うち支払利息（税額相当額控除後））	(3)	(―)
普通株式増加数（千株）	1,248	520
（うち転換社債）	(1,013)	(―)
（うち新株予約権）	(234)	(520)
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	平成13年6月28日定時株主総会決議ストックオプション（自己株式譲渡方式） 普通株式　99千株 平成14年6月27日定時株主総会決議ストックオプション（新株予約権　438個） 普通株式　438千株	平成13年6月28日定時株主総会決議ストックオプション（自己株式譲渡方式） 普通株式　75千株 平成18年6月29日定時株主総会決議ストックオプション（新株予約権　437個） 普通株式　437千株

（重要な後発事象）

該当ありません。

５．個別財務諸表

(1) 貸借対照表

区分	注記番号	前事業年度(平成18年３月31日現在) 金額（百万円）		構成比(%)	当事業年度(平成19年３月31日現在) 金額（百万円）		構成比(%)	増減(△印減) 金額(百万円)
(資産の部)								
Ⅰ　流動資産								
１．現金及び預金			16,062			19,569		
２．売掛金	※５		54,036			58,285		
３．有価証券			-			6,590		
４．製品	※４		27,883			29,512		
５．原材料			8,845			7,619		
６．仕掛品			10,356			9,440		
７．貯蔵品			1,975			2,000		
８．前払費用			2,990			2,968		
９．繰延税金資産			6,441			6,656		
10．関係会社短期貸付金			17,182			8,459		
11．未収入金	※５		11,031			8,237		
12．その他	※５		8,016			4,738		
13．貸倒引当金			△314			△248		
流動資産合計			164,506	16.1		163,830	16.2	△676
Ⅱ　固定資産								
(1) 有形固定資産								
１．建物	※１	186,204			189,911			
減価償却累計額		134,200	52,003		139,063	50,848		
２．構築物	※１	58,238			58,978			
減価償却累計額		47,953	10,285		48,889	10,088		
３．機械及び装置	※１	489,880			493,272			
減価償却累計額		439,441	50,439		442,513	50,758		
４．車両運搬具		2,483			2,420			
減価償却累計額		2,313	169		2,270	150		
５．工具、器具及び備品		50,236			50,787			
減価償却累計額		44,412	5,823		44,661	6,126		
６．土地			44,317			44,488		
７．建設仮勘定			4,735			3,992		
有形固定資産合計			167,776	16.3		166,454	16.5	△1,321
(2) 無形固定資産								
１．特許権			21,610			18,938		
２．借地権			24			24		
３．商標権			156,183			148,400		
４．実用新案権			599			475		
５．意匠権			4,602			3,946		
６．ソフトウェア			5,948			5,795		
７．その他			1,404			984		
無形固定資産合計			190,374	18.6		178,564	17.7	△11,809
(3) 投資その他の資産								
１．投資有価証券			10,371			10,481		
２．関係会社株式			401,501			387,325		
３．関係会社出資金			48,939			54,045		
４．関係会社長期貸付金			5,858			15,388		
５．長期前払費用			133			102		
６．繰延税金資産			25,265			15,681		
７．前払年金費用			-			13,850		
８．その他			9,436			3,032		
９．貸倒引当金			△8			-		
投資その他の資産合計			501,498	49.0		499,907	49.6	△1,590
固定資産合計			859,648	83.9		844,927	83.8	△14,721
資産合計			1,024,155	100.0		1,008,757	100.0	△15,397

区分	注記番号	前事業年度(平成18年３月31日現在) 金額（百万円）		構成比(%)	当事業年度(平成19年３月31日現在) 金額（百万円）		構成比(%)	増減(△印減) 金額(百万円)
（負債の部）								
Ⅰ　流動負債								
１．買掛金	※５		58,060			64,764		
２．短期借入金			143,000			－		
３．一年以内に返済予定の長期借入金			22,000			22,000		
４．未払金			15,243			13,625		
５．未払費用			39,255			45,849		
６．未払法人税等			12,021			3,930		
７．預り金	※５		39,879			34,875		
８．その他			1,151			8,366		
流動負債合計			330,612	32.3		193,412	19.2	△137,199
Ⅱ　固定負債								
１．社債			－			99,995		
２．長期借入金			218,000			210,600		
３．退職給付引当金			834			759		
４．役員退職慰労引当金			180			163		
５．その他			83			84		
固定負債合計			219,098	21.4		311,602	30.9	92,504
負債合計			549,710	53.7		505,015	50.1	△44,695

区分	注記番号	前事業年度（平成18年３月31日現在）金額（百万円）		構成比（%）	当事業年度（平成19年３月31日現在）金額（百万円）		構成比（%）	増減（△印減）金額（百万円）
（資本の部）								
Ⅰ　資本金	※２		85,424	8.3		－	－	－
Ⅱ　資本剰余金								
資本準備金		108,888			－			
資本剰余金合計			108,888	10.6		－	－	－
Ⅲ　利益剰余金								
１．利益準備金		14,116			－			
２．任意積立金								
(1) 特別償却準備金		191			－			
(2) 圧縮記帳積立金		6,745			－			
(3) 別途積立金		201,799			－			
３．当期未処分利益		62,603			－			
利益剰余金合計			285,456	27.9		－	－	－
Ⅳ　その他有価証券評価差額金	※７		4,652	0.5		－	－	－
Ⅴ　自己株式	※３		△9,978	△1.0		－	－	－
資本合計			474,444	46.3		－	－	－
負債資本合計			1,024,155	100.0		－	－	－
（純資産の部）								
Ⅰ　株主資本								
１．資本金			－	－		85,424	8.5	－
２．資本剰余金								
(1) 資本準備金		－			108,888			
(2) その他資本剰余金		－			4			
資本剰余金合計			－	－		108,893	10.8	－
３．利益剰余金								
(1) 利益準備金		－			14,116			
(2) その他利益剰余金								
特別償却準備金		－			147			
圧縮記帳積立金		－			6,539			
別途積立金		－			221,799			
繰越利益剰余金		－			72,610			
利益剰余金合計			－	－		315,214	31.2	－
４．自己株式			－	－		△9,850	△1.0	－
株主資本合計			－	－		499,681	49.5	－
Ⅱ　評価・換算差額等								
その他有価証券評価差額金			－	－		3,759	0.4	－
評価・換算差額等合計			－	－		3,759	0.4	－
Ⅲ　新株予約権			－	－		301	0.0	－
純資産合計			－	－		503,741	49.9	－
負債純資産合計			－	－		1,008,757	100.0	－

(2) 損益計算書

区分	注記番号	前事業年度（自 平成17年4月1日 至 平成18年3月31日）金額（百万円）		百分比(%)	当事業年度（自 平成18年4月1日 至 平成19年3月31日）金額（百万円）		百分比(%)	増減（△印減）金額（百万円）
Ⅰ 売上高	※1		688,589	100.0		709,554	100.0	20,964
Ⅱ 売上原価			289,385	42.0		302,977	42.7	13,591
売上総利益			399,204	58.0		406,577	57.3	7,372
Ⅲ 販売費及び一般管理費	※2,3		308,652	44.8		327,963	46.2	19,311
営業利益			90,551	13.2		78,613	11.1	△11,938
Ⅳ 営業外収益								
1．受取利息	※1	99			286			
2．有価証券利息		3			8			
3．受取配当金	※1	7,057			6,774			
4．為替差益		411			392			
5．その他	※1	2,559	10,131	1.4	2,450	9,913	1.4	△218
Ⅴ 営業外費用								
1．支払利息	※1	217			2,045			
2．社債利息		5			1,114			
3．支払手数料		282			-			
4．その他		44	549	0.1	415	3,575	0.5	3,025
経常利益			100,134	14.5		84,951	12.0	△15,182
Ⅵ 特別利益								
1．固定資産売却益	※4	38			5			
2．投資有価証券売却益		1,150			-			
3．関係会社株式売却益		-			8,290			
4．その他		8	1,197	0.2	12	8,307	1.2	7,110
Ⅶ 特別損失								
1．固定資産除却損	※5	1,693			1,762			
2．関係会社出資金評価損		2,822			1,558			
3．関係会社株式評価損		-			459			
4．その他		64	4,580	0.6	49	3,829	0.6	△750
税引前当期純利益			96,750	14.1		89,429	12.6	△7,321
法人税、住民税及び事業税		28,388			21,798			
法人税等調整額		4,229	32,617	4.8	9,978	31,776	4.5	△841
当期純利益			64,133	9.3		57,653	8.1	△6,480
前期繰越利益			14,430			-		-
自己株式処分差損			2,345			-		-
中間配当額			13,615			-		-
当期未処分利益			62,603			-		-

(3) 利益処分計算書及び株主資本等変動計算書

利益処分計算書

区分	注記番号	前事業年度 金額（百万円）	
Ⅰ　当期未処分利益			62,603
Ⅱ　任意積立金取崩額			
1．特別償却準備金取崩額		18	
2．圧縮記帳積立金取崩額		109	128
合計			62,732
Ⅲ　利益処分額			
1．配当金		13,637	
		(１株につき25円)	
2．取締役賞与金		73	
3．任意積立金			
別途積立金		20,000	33,711
Ⅳ　次期繰越利益			29,020
株主総会承認日		平成18年６月29日	

株主資本等変動計算書

当事業年度（自　平成18年４月１日　至　平成19年３月31日）

	株主資本											
		資本剰余金			利益剰余金							
						その他利益剰余金						
	資本金	資本準備金	その他資本剰余金	資本剰余金合計	利益準備金	特別償却準備金	圧縮記帳積立金	別途積立金	繰越利益剰余金	利益剰余金合計	自己株式	株主資本合計
平成18年３月31日　残高（百万円）	85, 424	108, 888	－	108, 888	14, 116	191	6, 745	201, 799	62, 603	285, 456	△9, 978	469, 791
事業年度中の変動額												
利益処分による利益配当									△13, 637	△13, 637		△13, 637
剰余金の配当									△14, 183	△14, 183		△14, 183
利益処分による役員賞与									△73	△73		△73
特別償却準備金の積立						23			△23	－		－
利益処分による特別償却準備金の取崩						△18			18	－		－
特別償却準備金の取崩						△48			48	－		－
圧縮記帳積立金の積立							5		△5	－		－
利益処分による圧縮記帳積立金の取崩							△109		109	－		－
圧縮記帳積立金の取崩							△101		101	－		－
利益処分による別途積立金の積立								20, 000	△20, 000	－		－
当期純利益									57, 653	57, 653		57, 653
自己株式の取得											△1, 085	△1, 085
自己株式の処分			4	4							1, 212	1, 216
株主資本以外の項目の事業年度中の変動額（純額）												
事業年度中の変動額合計（百万円）	－	－	4	4	－	△43	△205	20, 000	10, 007	29, 758	127	29, 889
平成19年３月31日　残高（百万円）	85, 424	108, 888	4	108, 893	14, 116	147	6, 539	221, 799	72, 610	315, 214	△9, 850	499, 681

	評価・換算差額等		新株予約権	純資産合計
	その他有価証券評価差額金	評価・換算差額等合計		
平成18年３月31日　残高（百万円）	4, 652	4, 652	－	474, 444
事業年度中の変動額				
利益処分による利益配当				△13, 637
剰余金の配当				△14, 183
利益処分による役員賞与				△73
特別償却準備金の積立				－
利益処分による特別償却準備金の取崩				－
特別償却準備金の取崩				－
圧縮記帳積立金の積立				－
利益処分による圧縮記帳積立金の取崩				－
圧縮記帳積立金の取崩				－
利益処分による別途積立金の積立				－
当期純利益				57, 653
自己株式の取得				△1, 085
自己株式の処分				1, 216
株主資本以外の項目の事業年度中の変動額（純額）	△893	△893	301	△592
事業年度中の変動額合計（百万円）	△893	△893	301	29, 297
平成19年３月31日　残高（百万円）	3, 759	3, 759	301	503, 741

(4) 重要な会計方針の変更

前事業年度 (自　平成17年４月１日 至　平成18年３月31日)	当事業年度 (自　平成18年４月１日 至　平成19年３月31日)
――――――	１．役員賞与に関する会計基準 当事業年度より、「役員賞与に関する会計基準」（企業会計基準第４号平成17年11月29日）を適用しております。これにより営業利益、経常利益及び税引前当期純利益は、それぞれ110百万円減少しております。 ２．貸借対照表の純資産の部の表示に関する会計基準 当事業年度より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号平成17年12月９日）を適用しております。従来の資本の部の合計に相当する金額は503,440百万円であります。 ３．企業結合に係る会計基準等 当事業年度より、「企業結合に係る会計基準」（企業会計審議会平成15年10月31日）及び「事業分離等に関する会計基準」（企業会計基準第７号平成17年12月27日）並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号平成17年12月27日）を適用しております。これによる損益に与える影響はありません。 ４．ストック・オプション等に関する会計基準 当事業年度より、「ストック・オプション等に関する会計基準」（企業会計基準第８号平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号平成18年５月31日）を適用しております。これにより、営業利益、経常利益及び税引前当期純利益はそれぞれ301百万円減少しております。 ５．自己株式及び準備金の額の減少等に関する会計基準等の改正 当事業年度より、改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準第１号　最終改正平成18年８月11日）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準適用指針第２号　最終改正平成18年８月11日）を適用しております。これによる損益に与える影響はありません。 ６．金融商品に関する会計基準の改正 当事業年度より、改正後の「金融商品に関する会計基準」（企業会計基準第10号　最終改正平成18年８月11日）を適用しております。これによる損益に与える影響は軽微であります。

(5) 表示方法の変更

前事業年度 (自　平成17年4月1日 至　平成18年3月31日)	当事業年度 (自　平成18年4月1日 至　平成19年3月31日)
(貸借対照表) 従来、無形固定資産の「その他」に含めて表示しておりました「意匠権」(前事業年度2百万円)は、区分掲記しております。 (損益計算書) 1. 当事業年度において、あらたに金融機関等に対する支払手数料が発生したため、従来区分掲記しておりました「取立送金手数料」(当事業年度59百万円)は、「支払手数料」に含めて表示しております。 2. 従来、区分掲記しておりました「不動産取得税」(当事業年度3百万円)は、営業外費用の総額の100分の10以下となったため、営業外費用の「その他」に含めて表示しております。	(貸借対照表) 従来、投資その他の資産の「その他」に含めて表示しておりました「前払年金費用」(前事業年度6,216百万円)は、資産の総額の100分の1を超えることになったため区分掲記しております。 (損益計算書) 1. 従来、区分掲記しておりました「支払手数料」(当事業年度59百万円)は、営業外費用の総額の100分の10以下となったため、営業外費用の「その他」に含めて表示しております。 2. 従来、区分掲記しておりました「投資有価証券売却益」(当事業年度7百万円)は、特別利益の総額の100分の10以下となったため、特別利益の「その他」に含めて表示しております。

(6) 個別財務諸表に関する注記事項

（貸借対照表関係）

前事業年度 (平成18年３月31日現在)	当事業年度 (平成19年３月31日現在)
※１．国庫補助金の受入れにより取得価額より控除した固定資産の圧縮記帳累計額は693百万円であり、その内訳は建物20百万円、構築物33百万円、機械及び装置638百万円であります。	※１．国庫補助金の受入れにより取得価額より控除した固定資産の圧縮記帳累計額は906百万円であり、その内訳は建物51百万円、構築物34百万円、機械及び装置820百万円であります。
※２．株式の状況 会社が発行する株式の総数 普通株式　1,000,000千株 発行済株式総数 普通株式　549,443 千株 なお、定款では「当会社の発行する株式の総数は10億株とする。ただし株式の消却が行われた場合には、これに相当する株式数を減ずる。」と定めております。	――――――
※３．自己株式 当社が保有する自己株式の数は、普通株式3,924千株であります。	――――――
※４．商品を含んでおります。	※４．同左
※５．関係会社に対するものが次のとおり含まれております。 売掛金　37,159百万円 売掛金以外の債権合計　9,955 買掛金　5,038 預り金　38,998	※５．関係会社に対するものが次のとおり含まれております。 売掛金　38,033百万円 売掛金以外の債権合計　8,344 買掛金　3,612 預り金　34,025
６．保証債務 (1) 当社従業員の財形貯蓄制度による金融機関（みずほ銀行他３行）からの借入金に対し、633百万円の連帯保証を行っております。 また、関係会社２社の金融機関からの借入金に対し、1,621百万円の保証を行っております。 (2) 関係会社１社の地方自治体からの借入金に対し、355百万円の保証予約を行っております。 (3) 関係会社１社の政府系機関からの借入金に対し、224百万円の経営指導念書等の差入れを金融機関に行っております。	６．保証債務 (1) 当社従業員の財形貯蓄制度による金融機関（みずほ銀行他３行）からの借入金に対し、540百万円の連帯保証を行っております。 また、関係会社１社の金融機関からの借入金に対し、155百万円の保証を行っております。 (2) 関係会社１社の地方自治体からの借入金に対し、357百万円の保証予約を行っております。 (3) 関係会社１社の政府系機関からの借入金に対し、205百万円の経営指導念書等の差入れを金融機関に行っております。
※７．配当制限 商法施行規則第124条第３号に規定する資産に時価を付したことにより増加した純資産額は4,652百万円であります。	――――――

（損益計算書関係）

前事業年度 （自　平成17年４月１日 至　平成18年３月31日）	当事業年度 （自　平成18年４月１日 至　平成19年３月31日）
※１．関係会社との取引に係るものが次のとおり含まれております。 売上高　620,138百万円 受取配当金　6,982 受取配当金以外の営業外収益の合計　1,444 支払利息　89	※１．関係会社との取引に係るものが次のとおり含まれております。 売上高　641,232百万円 受取配当金　6,675 受取配当金以外の営業外収益の合計　1,226 支払利息　205
※４．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 販売手数料　120,296百万円 荷造発送費　16,474 広告宣伝費　56,541 拡売費及び販促費　21,790 退職給付費用　1,756 給料手当・賞与　14,725 減価償却費　18,108 研究開発費　35,618	※２．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 販売手数料　123,079百万円 荷造発送費　17,022 広告宣伝費　56,021 拡売費及び販促費　24,007 給与手当・賞与　16,325 減価償却費　32,182 研究開発費　36,048
※５．一般管理費に含まれる研究開発費は、35,618百万円であります。なお、当期総製造費用に含まれる研究開発費はありません。	※３．一般管理費に含まれる研究開発費は、36,048百万円であります。なお、当期総製造費用に含まれる研究開発費はありません。
※６．固定資産売却益の内訳は次のとおりであります。 建物他　38百万円	※４．固定資産売却益の内訳は次のとおりであります。 機械装置他　5百万円
※７．固定資産除却損の内訳は次のとおりであります。 機械及び装置　1,060百万円 建物他　633	※５．固定資産除却損の内訳は次のとおりであります。 機械及び装置　1,282百万円 建物他　479

（株主資本等変動計算書関係）

当事業年度（自平成18年４月１日　至平成19年３月31日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当事業年度増加株式数（千株）	当事業年度減少株式数（千株）	当事業年度末株式数（千株）
普通株式	3,924	340	472	3,793
合計	3,924	340	472	3,793

（注）普通株式の自己株式の株式数の増加340千株は、単元未満株式の買取請求による増加であります。
普通株式の自己株式の株式数の減少472千株は、ストック・オプションの行使による減少424千株及び単元未満株式売渡請求による減少48千株であります。

（有価証券関係）

前事業年度（自平成17年４月１日　至平成18年３月31日）及び当事業年度（自平成18年４月１日　至平成19年３月31日）における子会社株式及び関連会社株式で時価のあるものはありません。

(税効果会計関係)

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

	前事業年度 (平成18年３月31日現在)	当事業年度 (平成19年３月31日現在)
繰延税金資産		
減価償却費	23,415 百万円	23,617 百万円
退職給付引当金	338	308
未払費用	2,966	3,417
未払事業税	1,201	834
土地評価損	4,572	4,572
関係会社出資金評価損	6,661	7,293
その他	2,884	3,215
繰延税金資産小計	42,040	43,258
評価性引当額		△8,183
繰延税金資産合計		35,075
繰延税金負債		
その他有価証券評価差額金	△3,172	△2,563
圧縮記帳積立金	△4,524	△4,458
その他	△2,637	△5,715
繰延税金負債合計	△10,333	△12,737
繰延税金資産の純額	31,706	22,337

2．法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳

	前事業年度 (平成18年３月31日)	当事業年度 (平成19年３月31日)
法定実効税率	40.54 %	40.54 %
(調整)		
受取配当金等永久に益金に算入されない項目（みなし配当金を含む）	△2.41	△11.68
試験研究費等の法人税額特別控除	△3.54	△2.88
評価性引当額	－	9.15
その他	△0.88	0.40
税効果会計適用後の法人税等の負担率	33.71	35.53

（１株当たり情報）

前事業年度 （自　平成17年４月１日 至　平成18年３月31日）		当事業年度 （自　平成18年４月１日 至　平成19年３月31日）	
１株当たり純資産額	869.58円	１株当たり純資産額	922.64円
１株当たり当期純利益	117.61円	１株当たり当期純利益	105.68円
潜在株式調整後１株当たり当期純利益	117.34円	潜在株式調整後１株当たり当期純利益	105.58円

(注)算定上の基礎

１．　１株当たり純資産額

	前事業年度末 （平成18年３月31日）	当事業年度末 （平成19年３月31日）
純資産の部の合計額（百万円）	－	503,741
純資産の部の合計額から控除する金額（百万円）	－	301
（うち新株予約権）	(－)	(301)
普通株式に係る期末の純資産額（百万円）	－	503,440
普通株式の発行済株式数（千株）	－	549,443
普通株式の自己株式数（千株）	－	3,793
１株当たり純資産額の算定に用いられた期末の普通株式の数（千株）	－	545,650

２．　１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益

	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）	当事業年度 （自　平成18年４月１日 至　平成19年３月31日）
１株当たり当期純利益		
当期純利益（百万円）	64,133	57,653
普通株主に帰属しない金額（百万円）	73	－
（うち利益処分による取締役賞与金）	(73)	(－)
普通株式に係る当期純利益（百万円）	64,060	57,653
期中平均株式数（千株）	544,699	545,564
潜在株式調整後１株当たり当期純利益		
当期純利益調整額（百万円）	3	－
（うち支払利息（税額相当額控除後））	(3)	(－)
普通株式増加数（千株）	1,248	520
（うち転換社債）	(1,013)	(－)
（うち新株予約権）	(234)	(520)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	平成13年６月28日定時株主総会決議ストックオプション（自己株式譲渡方式） 普通株式　99千株 平成14年６月27日定時株主総会決議ストックオプション（新株予約権　438個） 普通株式　438千株	平成13年６月28日定時株主総会決議ストックオプション（自己株式譲渡方式） 普通株式　75千株 平成18年６月29日定時株主総会決議ストックオプション（新株予約権　437個） 普通株式　437千株

６．その他

役員の異動

（平成１９年６月２８日付予定）

※（　）内は平成１９年４月２３日付現職

（１）新任監査役候補

常勤監査役　松坂　隆　（情報システム部門統括）

（２）退任予定監査役

江尻　恒男　（常勤監査役）

（３）新任執行役員

吉田　勝彦　（ヒューマンヘルスケア事業ユニット長）

呉　　尚久　（ビューティケア研究センター長）

平成１９年４月２６日

各　位

会 社 名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　崎　元　規
（コード番号　４４５２　東証一部）
問合せ先　取締役　執行役員 会計財務部門統括
三　田　慎　一
TEL(03)3660－7111

（訂正）平成１９年３月期決算短信の一部訂正について

平成１９年４月23日に開示いたしました「平成１９年３月期決算短信」の一部に誤りがありましたので、下記のとおり訂正させていただきます。なお訂正箇所は、下線にて表示しております。

記

「平成１９年３月期決算短信」３ページ、並びに１６ページ

〔訂正内容〕

３ページ

（訂正前）

海外事業の売り上げは、日本との一体運営に取り組んでいるアジアの家庭用製品が着実に回復しており、欧米家庭用製品と工業用製品は順調に推移し、17.2%の伸びとなりました。

（為替変動の影響を除くと+6.4%）

（訂正後）

海外事業の売り上げは、日本との一体運営に取り組んでいるアジアの家庭用製品が着実に回復しており、欧米家庭用製品と工業用製品は順調に推移し、17.2%の伸びとなりました。

（為替変動の影響を除くと+10.1%）

１６ページ

（訂正前）

また同時に、研究、生産から、販売に至る各機能部門を改編し、その一環として、家庭用製品を扱う「花王販売株式会社」と化粧品を扱う「花王化粧品販売会社」を合併し、「花王カスタマーマーケティング株式会社」として新たにスタートいたしました。

（訂正後）

また同時に、研究、生産から、販売に至る各機能部門を改編し、その一環として、家庭用製品を扱う「花王販売株式会社」と化粧品を扱う「花王化粧品販売株式会社」を合併し、「花王カスタマーマーケティング株式会社」として新たにスタートいたしました。

以上

Exhibit B-3

(3) その委任に基づいて募集事項の決定をすることができる新株予約権の内容

①新株予約権の目的である株式の種類及び数

新株予約権の目的である株式の種類は当社普通株式とし、新株予約権1個当たりの目的である株式の数（以下、「付与株式数」という。）は 1,000 株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる1株未満の端数は、これを切り捨てるものとする。

調整後付与株式数＝調整前付与株式数×分割・併合の比率

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

②新株予約権の行使に際して出資される財産の価額の算定方法

各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式1株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じて得た金額とする。行使価額は、新株予約権の割当日の翌日に先立つ 45 取引日目に始まる 30 取引日（取引が成立しない日を除く。）の東京証券取引所における当社普通株式の普通取引の終値（気配表示を含む。）の平均値に 1.05 を乗じて得た金額とし、1円未満の端数は切り上げる。ただし、その金額が割当日の東京証券取引所における当社普通株式の普通取引の終値を下回る場合は、当該終値を行使価額とする。

なお、割当日後、当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生じる1円未満の端数は切り上げる。ただし、当社普通株式に転換される証券もしくは転換できる証券の転換、当社普通株式の交付を請求できる新株予約権（新株予約権付社債に付されたものを含む。）の行使、平成 13 年6月 28 日開催の第 95 期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡、単元未満株主の単元未満株式売渡請求に基づく自己株式の譲渡及び株式交換による自己株式の移転の場合は、いずれも行使価額の調整を行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times 1\text{株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

上記の算式において、「既発行株式数」とは、当社普通株式にかかる発行済株式の総数から当社普通株式にかかる自己株式数を控除して得た数とし、当社普通株式にかかる自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

平成１９年４月２３日

各　位

会 社 名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　崎　元　規
(コード番号　４４５２　東証第一部)

ストックオプションに関するお知らせ

当社は、本日開催の取締役会において、当社使用人並びに関係会社の取締役及び使用人に対するストックオプションとしての新株予約権の募集事項の決定を当社取締役会に委任することの承認を求める議案を、下記のとおり平成 19 年 6 月 28 日開催予定の当社第 101 期定時株主総会（以下、「今期株主総会」といいます。）に提案することを決議いたしましたので、お知らせいたします。

記

議案　ストックオプションとして発行する新株予約権の募集事項の決定を取締役会に委任する件

〔議案の内容〕

会社法第 236 条、第 238 条及び第 239 条の規定に基づき、当社使用人並びに関係会社の取締役及び使用人に対してストックオプションとして発行する新株予約権の募集事項の決定を当社取締役会に委任することにつき、ご承認をお願いいたしたいと存じます。

1．特に有利な条件をもって新株予約権を引き受ける者の募集をすることを必要とする理由

当社使用人並びに関係会社の取締役及び使用人と当社株主の利害の共有化により、当社の企業価値の一層の増大を図ることを目的とし、ストックオプション制度を実施するため。

2．本株主総会において決定する事項に基づいて募集事項の決定をすることができる新株予約権の内容及び数の上限等

(1) その委任に基づいて募集事項の決定をすることができる新株予約権の数の上限

下記(3)に定める内容の新株予約権 500 個を上限とする。

なお、新株予約権を行使することにより交付を受けることができる株式の総数は、当社普通株式 500,000 株を上限とし、下記(3)①により付与株式数（以下に定義する。）が調整される場合には、当該調整後の付与株式数に上記新株予約権の上限数を乗じて得た数を上限とする。

(2) その委任に基づいて募集事項の決定をすることができる新株予約権につき、金銭の払込みを要しないこととする。

(3) その委任に基づいて募集事項の決定をすることができる新株予約権の内容

①新株予約権の目的である株式の種類及び数

新株予約権の目的である株式の種類は当社普通株式とし、新株予約権1個当たりの目的である株式の数（以下、「付与株式数」という。）は 1,000 株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる1株未満の端数は、これを切り捨てるものとする。

調整後付与株式数＝調整前付与株式数×分割・併合の比率

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

②新株予約権の行使に際して出資される財産の価額の算定方法

各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式1株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じて得た金額とする。行使価額は、新株予約権の割当日の翌日に先立つ 45 取引日目に始まる 30 取引日（取引が成立しない日を除く。）の東京証券取引所における当社普通株式の普通取引の終値（気配表示を含む。）の平均値に 1.05 を乗じて得た金額とし、1円未満の端数は切り上げる。ただし、その金額が割当日の東京証券取引所における当社普通株式の普通取引の終値を下回る場合は、当該終値を行使価額とする。

なお、割当日後、当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生じる1円未満の端数は切り上げる。ただし、当社普通株式に転換される証券もしくは転換できる証券の転換、当社普通株式の交付を請求できる新株予約権（新株予約権付社債に付されたものを含む。）の行使、平成 13 年6月 28 日開催の第 95 期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡、単元未満株主の単元未満株式売渡請求に基づく自己株式の譲渡及び株式交換による自己株式の移転の場合は、いずれも行使価額の調整を行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

上記の算式において、「既発行株式数」とは、当社普通株式にかかる発行済株式の総数から当社普通株式にかかる自己株式数を控除して得た数とし、当社普通株式にかかる自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

さらに、上記のほか、割当日後、当社が資本金の額の減少を行う場合等、行使価額の調整を必要とするやむを得ない事由が生じたときは、かかる資本金の額の減少の条件等を勘案の上、合理的な範囲で行使価額を調整するものとする。

また、割当日後、当社普通株式の株式分割または株式併合が行われる場合には、行使価額は当該株式分割または株式併合の比率に応じ比例的に調整されるものとし、調整により生じる1円未満の端数は切り上げる。

③新株予約権を行使することができる期間

平成21年9月1日から平成26年8月29日まで。

④新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

ⅰ. 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第1項の規定に従い算出される資本金等増加限度額の2分の1を乗じて得た額とし、計算の結果生じる1円未満の端数は、これを切り上げるものとする。

ⅱ. 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記ⅰ記載の資本金等増加限度額から上記ⅰに定める増加する資本金の額を減じて得た額とする。

⑤譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。

⑥新株予約権の取得事由及び条件

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

⑦組織再編行為の際の新株予約権の取り扱い

当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第1項第8号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定

めた場合に限るものとする。

i．交付する再編対象会社の新株予約権の数

残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

ii．新株予約権の目的である再編対象会社の株式の種類

再編対象会社の普通株式とする。

iii．新株予約権の目的である再編対象会社の株式の数

組織再編行為の条件等を勘案の上、上記①に準じて決定する。

iv．新株予約権の行使に際して出資される財産の価額

交付される各新株予約権の行使に際して出資される財産の価額は、組織再編行為の条件等を勘案の上、上記②で定められる行使価額を調整して得られる再編後払込金額に上記iiiに従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。

v．新株予約権を行使することができる期間

上記③に定める新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、上記③に定める新株予約権を行使することができる期間の末日までとする。

vi．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

上記④に準じて決定する。

vii．譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

viii．新株予約権の取得事由及び条件

上記⑥に準じて決定する。

⑧新株予約権の行使により生じる1株に満たない端数の取り扱い

新株予約権を行使した新株予約権者に交付する株式の数に1株に満たない端数がある場合には、これを切り捨てるものとする。

以　上

※上記の新株予約権の具体的な発行及び割当ての内容は、今期株主総会において承認可決されることを条件とし、今期株主総会の日から１年以内に開催されます当社取締役会の決議をもって決定いたします。

※当社は、平成 18 年６月 29 日開催の当社第 100 期定時株主総会において、ストックオプションとして割り当てる新株予約権に関する報酬等の額として承認された年額２億円の範囲内で今年度において、当社取締役に対して行使価格を１株当たり１円とするストックオプションとしての新株予約権（以下、「株式報酬型ストックオプション」といいます。）の発行及び割当てを当社取締役会で決議する予定です。また、当社取締役を兼務しない当社執行役員に対しても、株式報酬型ストックオプションの発行及び割当てを当社取締役会で決議する予定です。

本件についてのお問い合せ先：
花王株式会社　広報部　電話 03-3660-7041～7042

2006年度のハイライト

2007年4月23日

花王株式会社

社長執行役員

尾﨑　元規

このプレゼンテーション資料はＰＤＦ形式で当社ホームページ『投資家情報』に掲載してあります。
URL： http://www.kao.co.jp/corp/ir/i07/index.html

このプレゼンテーション資料には、2007年4月23日現在の将来に関する前提・見通し・計画に基づく予測が含まれています。世界経済・競合状況・為替・金利の変動等にかかわるリスクや不確定要因により実際の業績が記載の予測と大幅に異なる可能性があります。

花王

ご説明項目

- 2006年度サマリー
- 成長戦略と事業推進体制改編
- 2007年度予想

花王

2006年度サマリー

2006年度概況

予想を上回る売上・利益を達成

			カネボウ化粧品関連の影響を除く	
売上高：	12,318億円	（+26.8%）	10,307億円	（+6.1%）
営業利益：	1,208億円	（+0.6%）	1,250億円	（+1.7%）
経常利益：	1,201億円	（▲1.5%）	1,266億円	（+1.3%）
当期純利益：	705億円	（▲0.9%）	706億円	（▲3.1%）
EBITDA：	2,130億円	（+17.8%）	1,854億円	（+2.4%）
ROE：	13.1%	（▲1.8ポイント）		
1株当たり当期純利益：	129.41円	（▲0.9%）		

株主還元

1株当たり配当金：	52円	（+2円）
配当性向：	40.2%	

花王

成長戦略と事業推進体制改編

花王の成長戦略

商品の高付加価値化による利益ある成長の達成

□ビューティケアとヒューマンヘルスケアの事業領域での成長の加速

□基盤事業であるファブリック＆ホームケア事業のさらなる強化・発展

□グローバルに特徴ある強い工業用製品事業への注力

花王

事業環境の変化

社　　会	■ 少子高齢化、晩婚化、単身世帯増加などの構造的変化
消 費 者	■ 機能的な価値プラス情緒的な心の満足へのニーズの高まり ■ 価値観の変化 ■ 商品購買意識の変化
流　　通	■ 付加価値競争の時代へ ■ 小売のチャネル構造の変化 ■ 店頭での情報発信・売り方の変化
競争状況	■ 事業領域ごとに異なる激しい競争

変化の本質を見極めた的確な消費者視点での対応

→ ***事業推進体制の改編***

花王

新事業ユニットと主な製品カテゴリー

コンシューマープロダクツ事業

ビューティケア
2007年度売上予想：6,250億円

サロン向け製品
プレステージ化粧品
プレミアムスキンケア
プレミアムヘアケア





コンシューマープロダクツ事業

ヒューマンヘルスケア
2007年度売上予想：1,870億円

機能性食品・飲料
オーラルケア
血行促進（入浴剤・温熱シート等）
サニタリー製品



消費者視点

コンシューマープロダクツ事業

ファブリック＆ホームケア
2007年度売上予想：2,700億円

衣料用洗剤、衣料用仕上剤
キッチン・バス・トイレ、リビングケア



New
アタック

ケミカル事業

ケミカル
2007年度売上予想：2,400億円

油脂
機能材料
スペシャルティケミカルズ



※売上予想額には事業ユニット間の内部売上を含む。

花王

事業ユニットと機能ユニットのマトリックス運営強化

消費者視点に立った成長戦略をスピーディに力強く実践


機能ユニット
研究
生産
販売
コーポレート
事業ユニット
ケミカル
4月1日花王カスタマーマーケティング社発足

ビューティケア事業ユニット

2006年度のトピックス

- シャンプー・コンディショナー市場では厳しい競争環境の中、シェアNo.1(※1)を堅持。
- カネボウ化粧品は計画通り進捗。花王ソフィーナは国内中価格帯市場の低迷の影響で若干前年割れ。
- アジエンスは台湾・香港における成功を受け、シンガポールでも発売。
- 欧米プレミアムビューティケアは新製品効果もあり拡大。


エッセンシャル　ダメージケア


natural
glow
Jergens natural glow

2007年度のトピックス

- 新ブランドのセグレタ追加でシャンプー・コンディショナー市場シェアNo.1(※1)の地位を強化。
- モルトン・ブラウン事業は展開エリアを拡大。
- カネボウ化粧品は先行投資で一層の成長加速。


セグレタ


Molton Brown

(※1)SRI調べ

花王

カネボウ化粧品

（ビューティケア事業ユニット）

2006年度のトピックス

売上高<2～12月>: 2,000億円強(+2.3%) ／営業利益率＊: 約11%

【参考】売上高<1～12月>: 2,100億円強(+2.1%)／営業利益率*: 約10%

＊知財権償却等控除前営業利益率

■ 高級プレステージブランド「インプレス」、メイクアップブランド「ラヴーシュカ」の上市や美白美容液「ブランシール ホワイトニングコンクルージョン」のヒットで売上を拡大。

■ 中国において先行投資を開始。



インプレス



ラヴーシュカ

2007年度のトピックス

＜予想＞

売上高<1～12月> : 2,200億円強(+3～4%) /営業利益率*: 約8%

＊知財権償却等控除前営業利益率

■ 国内は引続き重点ブランドを強化。

■ 中国では先行投資本格化。

■ 2010年に向けてコスト削減シナジー発現の取組み推進中。



ブランシール ホワイトニング
コンクルージョン

花王

カネボウ化粧品の中国事業 (ビューティケア事業ユニット

	百貨店流通	高級薬局流通	売上高
2010年度 計画	300店	1,000店	200億円
2007年度 計画	300店	300店	
2006年度 実績	約240店	約100店	約20億円





花王

ヒューマンヘルスケア事業ユニット

2006年度のトピックス

- ヘルシアウォーターおよび薬用ピュオーラの成功。
- エコナクッキングオイルは価格競争の続く中で苦戦。
- メリーズはブランド価値が認められ、引続き売上拡大。
- ロリエエフは香港・シンガポールで展開スタート。



薬用ピュオーラ

2007年度のトピックス

- ヘルシアの茶カテキン効果訴求によって、ヘルシアブランドトータルでの強化を図る。
- 「体に脂肪がつきにくい」と「コレステロールを下げる」という特長を持つエコナヘルシー＆ヘルシークッキングオイルで差別化を図る。
- 肌の快適性を追求し、メリーズおよびロリエのブランドロイヤリティをさらに高める。



ロリエエフ



ヘルシアウォーター



エコナヘルシー＆ヘルシークッキングオイル

花王

ファブリック&ホームケア事業ユニット

2006年度のトピックス

- 高付加価値の新製品効果で国内で売上拡大。
  - ファブリックケアではアタックALL in、ハミングフレア リラックスハーブの香りなど。
  - ホームケアではリセッシュ気分リフレッシュな香り、クイックルワイパーハンディなど。
- 消費者ニーズを的確に捉えたタイの新製品アタックイージーの成功。

2007年度のトピックス

- アタックブランドのさらなる強化。
  - 国内で発売20周年を迎えた衣料用洗剤No.1ブランド(※1)のポジション強化。
  - タイではアタックイージーに次いでアタックソフトプラスを新発売。
- 若い主婦向けに家事の楽しさ・快適さを提案。



アタックALL in



ハミングフレア リラックスハーブの香り



クイックルワイパーハンディ



アタックソフトプラス

(※1)SRI調べ

花王

ケミカル事業ユニット

2006年度のトピックス

- 中長期的な成長に向けた油脂アルコールおよびトナー設備投資実施。
- 国内ではコンクリート用高性能減水剤など機能材料が売上拡大し、対象市場の競争激化で前年を下回った情報材料をカバー。
- 欧米では油脂アミンやトナー・トナーバインダーなどのタイムリーな設備投資が奏功し欧米で好調持続。
- 原油価格上昇による原料価格の高止まりの影響。

2007年度のトピックス

- フィリピンで油脂アルコールの生産能力をアップし、売上拡大を図る。
- 高付加価値製品であるスペシャルティケミカルズへの注力。特に、顧客のニーズに応え、急成長する業界とコラボレーションを進めて売上拡大。
- 高機能化と低コストオペレーションで機能材料事業をさらに強化。
- バイオディーゼル燃料需要増加などによる天然油脂価格の高騰。

花王

アジアコンシューマープロダクツ事業

2006年度のトピックス

アジアー体運営の成果

■日本で成功した高付加価値商品のアジア展開スピードアップ。
（アジエンス、ロリエエフ）

■リテーラーとの協働取組み実施。

■仕事の進め方の標準化による質の向上とスピードアップ。

■SAPによる経営情報の有効活用。



アジエンス



ロリエエフ

2007年度のトピックス

■売上拡大のチャンスの年と位置づけ、成長するアジア市場でのプレゼンスを強化する高付加価値商品の積極投入。

■売上拡大による中国における赤字幅の圧縮。

花王

フリーキャッシュフローの拡大と使途

カネボウ化粧品が加わり、フリーキャッシュ・フローは増加し、年間1,000億円レベルに。

- 将来の成長に向けての設備投資およびM＆A
- 連結配当性向40%程度を目処に安定した配当
- 借入れの返済

↓

- 株主還元としての自己株式の取得

※フリーキャッシュ・フロー＝営業活動によるキャッシュ・フロー －投資活動によるキャッシュ・フロー

花王

2007年度予想

花王

中長期的な営業利益拡大に向けて

2006年度営業利益実績： 1,208億円

1. 攻めの投資
   - ■中国をはじめとするプレステージ化粧品での先行投資
   - ■売上拡大に向けたコンシューマープロダクツ事業MK費積極投資　など

	損益への影響
2. 国内原材料市況上昇の影響	約Δ80億円
3. コスト削減（TCR）	約＋50億円

2007年度営業利益予想： 1,140億円

■売上拡大
■コスト削減
■無形固定資産の償却一部終了

2008年度以降早期に過去最高営業利益1,213億円を超える

花王

2007年度予想

2010年に向けた利益ある成長への布石－先行投資で売上拡大

売上高:	12,900億円	(+4.7%)
営業利益:	1,140億円	(▲5.7%)
経常利益:	1,110億円	(▲7.6%)
当期純利益:	660億円	(▲6.4%)
EBITDA:	2,090億円	(▲1.9%)
ROE:	11.3%	(▲1.8ポイント)
1株当たり当期純利益:	121.08円	(▲6.4%)
株主還元		
1株当り配当金:	54円	(+2円)
配当性向:	44.6%	

花王

花王

Exhibit B-5

2007年（平成19年）3月期
決算説明会資料

2006年4月1日～2007年3月31日

花王株式会社

2007年4月23日

花王

このプレゼンテーション資料はＰＤＦ形式で当社ホームページ『投資家情報』に掲載してあります。
URL： http://www.kao.co.jp/corp/ir/i07/index.html

このプレゼンテーション資料には、2007年4月23日現在の将来に関する前提・見通し・計画に基づく予測が含まれています。世界経済・競合状況・為替・金利の変動等にかかわるリスクや不確定要因により実際の業績が記載の予測と大幅に異なる可能性があります。

（このプレゼンテーション資料の金額は切捨てで表示しています。）

花王

1. 当期の事業環境

消費支出の推移(総務省家計調査)



(%)
10
5
0
-5
-10
全世帯名目前年同月比
2006年度
00年度
01年度
02年度
03年度
04年度
05年度
06/4
06/5
06/6
06/7
06/8
06/9
06/10
06/11
06/12
07/1
07/2

花王

トイレタリー15品消費者購入単価の推移



指数
105
100
95
90
85
80
100
99
98
97
95
94
93
93
93
93
02/上
02/下
03/上
03/下
04/上
04/下
05/上
05/下
06/上
06/下

（SRI調べ）

花王

2. 当期の連結業績

● 連結損益 ●

【億円】

	05年	06年*		06年	増減	
売上高	9,712	10,307	6.1%	12,318	26.8%	+2,605
営業利益	1,201	1,250	1.7%	1,208	0.6%	+7
対売上比	*12.4%*	*12.1%*		*9.8%*		
経常利益	1,219	1,266	1.3%	1,201	▲1.5%	▲17
当期純利益	711	706	▲3.1%	705	▲0.9%	▲6
EBITDA	1,808	1,854	2.4%	2,130	17.8%	+321
ROE	14.9%			13.1%		
1株当たり当期純利益(円)	130.58			129.41	▲0.9%	▲1.17

*カネボウ化粧品関連の影響を除く。

花王

連結売上高〔1〕

	2005年度		2006年度		
	億円	伸長率(%)	億円	(%) 伸長率	実質*
パーソナルケア製品	1,878	4.0	1,946	3.6	3.6
ハウスホールド製品	2,375	1.4	2,438	2.6	2.6
サニタリーほか製品	1,136	▲6.9	1,239	9.0	9.0
日本計	5,390	0.4	5,623	4.3	4.3
アジア	571	6.9	661	15.7	6.8
欧米	1,153	8.1	1,248	8.2	2.4
消去	▲75		▲85		
家庭用製品計	7,040	2.0	7,447	5.8	4.1

化粧品	852	8.9	2,926	243.3	242.2

*実質伸長率：為替の影響を除く伸長率

連結売上高〔2〕

	2005年度		2006年度		
	億円	伸長率（%）	億円	（%）伸長率	実質*
日 本	1,145	2.7	1,169	2.1	2.1
アジア	535	13.5	558	4.2	▲3.6
欧 米	721	12.7	829	14.9	8.2
消 去	▲314		▲320		
工業用製品計	2,088	6.0	2,236	7.0	3.6
消 去	▲269		▲292		
連結売上高	9,712	3.7	12,318	26.8	24.8

*実質伸長率：為替の影響を除く伸長率

花王

損益計算書（連結）

	2005年度		2006年度		増減*
	億円	%	億円	%	
売上高	9,712	100.0	12,318	100.0	2,605
売上原価	4,277	44.0	5,032	40.9	755
売上総利益	5,434	56.0	7,285	59.1	1,850
販売費及び一般管理費	4,207	43.3	5,808	47.1	1,601
カネボウ化粧品関連償却費控除前営業利益	1,227	12.7	1,476	12.0	249
カネボウ化粧品関連償却費	26	0.3	267	2.2	241
営業利益	1,201	12.4	1,208	9.8	7
営業外損益	18	0.2	▲6	▲0.0	▲25
経常利益	1,219	12.6	1,201	9.8	▲17
特別損益	▲50	▲0.6	▲30	▲0.3	19
税金等調整前当期純利益	1,169	12.0	1,171	9.5	2
法人税等	446	4.6	451	3.7	4
少数株主利益（減算）	11	0.1	14	0.1	3
当期純利益	711	7.3	705	5.7	▲6

（▲は損）

*増減＝2006年度－2005年度

※カネボウ化粧品関連の影響を除くと、売上高10,307億円、営業利益1,250億円、経常利益1,266億円、当期純利益706億円。

花王

売上原価率・販管費率の推移（連結）



%
55
50
45
40
35
30
売上原価率
販管費率
40 %
30
20
10
0
営業利益率
売上原価率
47.2
47.1
44.4
44.0
販管費率
42.9
42.3
43.3
40.9
13.3
12.7
12.0
9.9
営業利益率
97年度
98
99
00
01
02
03
04
05
06

※　97年度は事業税を組替表示しています。

※※ 05年度以降の販管費率および営業利益率はカネボウ化粧品関連償却費控除前。

主な販売費及び一般管理費（連結）

（億円）

	2005年度	2006年度	増　減**
販売費及び一般管理費計*	4,207	5,808	1,601
荷造発送費	519	686	167
広告宣伝費	837	968	131
拡売費及び販促費	387	690	303
給料手当・賞与	731	1,188	456
研究開発費	402	443	41

*カネボウ化粧品関連償却費を含まない。

**増減＝2006年度－2005年度

花王

事業別概況

【単位：億円】		売上高*				営業利益		
		2005年度	2006年度	増 減	伸長率（%）	2005年度	2006年度	増 減
家庭用製品		7,040	**7,447**	407	5.8	926	**989**	62
	営業利益率					*13.2%*	*13.3%*	
化 粧 品		852	**2,926**	2,074	243.3	51	**5**	▲46
	営業利益率					*6.1%*	*0.2%*	
	償却前**					77	273	195
	営業利益率					*9.1%*	*9.3%*	
工業用製品		2,088	**2,236**	147	7.0	220	**211**	▲8
	営業利益率					*10.5%*	*9.5%*	

*売上高：セグメント間消去前　**カネボウ化粧品関連償却費控除前

所在地別概況

【単位：億円】		売上高*				営業利益		
		2005年度	2006年度	増　減	伸長率（%）	2005年度	2006年度	増　減
日　本		7,080	**9,241**	2,161	30.5	1,016	**1,022**	5
	営業利益率					*14.4%*	*11.1%*	
	償却前**					1,042	1,290	247
	営業利益率					*14.7%*	*14.0%*	
アジア		1,108	**1,259**	150	13.6	58	**25**	▲32
	営業利益率					*5.3%*	*2.0%*	
米　州		951	**1,067**	115	12.2	67	**77**	9
	営業利益率					*7.1%*	*7.3%*	
	償却前***					84	95	10
	営業利益率					*8.9%*	*8.9%*	
欧　州		1,094	**1,359**	264	24.1	75	**86**	11
	営業利益率					*6.9%*	*6.4%*	
	償却前***					106	128	21
	営業利益率					*9.8%*	*9.4%*	

*売上高:セグメント間消去前　**カネボウ化粧品関連償却費控除前　***営業権の償却前

花王

連結営業利益の増減

05年度		06年度
1,201	→	1,208

億円

増減　+7　+0.6%

日本	+5
アジア	▲32
米州	+9
欧州	+11
計	+7

家庭用製品	+62
化粧品	▲46
工業用製品	▲8
計	+7

※各セグメントは内部消去前、計は内部消去後

花王

アジア家庭用製品



売上高（億円）
営業利益（億円）
売上高
営業利益
1,200
1,000
800
600
400
200
0
90
60
30
0
-30
2004年度
2005年度
2006年度

欧米家庭用製品



営業権償却前 ··▲··
1,400
1,200
1,000
800
600
400
200
0
200
150
100
50
0
2004年度
2005年度
2006年度

アジア工業用製品



1,200
1,000
800
600
400
200
0
200
150
100
50
0
2004年度
2005年度
2006年度

欧米工業用製品



1,200
1,000
800
600
400
200
0
200
150
100
50
0
2004年度
2005年度
2006年度

花王

連結経常利益の増減

05年度		06年度
1,219	→	1,201

億円

増減　▲17　▲1.5%

1. 営業利益の増減	+7
2. 持分法投資損益の増減	▲1
3. 為替差損益	+4
4. 金融収支	▲26
5. その他営業外項目	▲2
計	▲17

花王

連結税金等調整前純利益の増減

05年度		06年度
1,169	→	1,171 億円

増減　+2　+0.2%

1. 経常利益の増減	▲17
2. 固定資産売却益	+4
3. 投資有価証券売却益	▲11
4. 海外子会社減価償却費過年度戻入益	+2
5. 受取保険金	+4
6. 固定資産除売却損	▲2
7. 米国子会社退職後医療給付過年度費用	+23
8. 関係会社出資金譲渡損	+8
9. 減損損失	▲10
10. その他	+0
計	+2

花王

貸借対照表（連結）

（億円）

	06年3月	07年3月	増減		06年3月	07年3月	増減
流動資産	3,646	4,022	376	流動負債	4,361	3,086	▲1,275
現金及び預金	473	499	25	仕入債務	965	1,101	136
売上債権	1,291	1,584	293	借入金	1,894	439	▲1,455
有価証券	201	362	160	未払金	274	289	14
たな卸資産	1,058	1,121	62	未払費用	759	857	98
その他	620	454	▲166	その他	467	398	▲69
固定資産	8,558	8,455	▲103	固定負債	2,657	3,643	986
有形固定資産	2,827	2,890	62	長期借入金／社債	2,185	3,117	932
無形固定資産	4,662	4,424	▲237	その他	472	526	53
投資その他の資産	1,068	1,140	71	負債合計	7,019	6,730	▲289
繰延資産	0	0	▲0	少数株主持分	89	－	－
				資本金	854	－	－
				資本剰余金	1,095	－	－
				利益剰余金	3,459	－	－
				その他有価証券評価差額金	58	－	－
				為替換算調整勘定	▲269	－	－
				自己株式	▲101	－	－
				資本合計	5,096		－
				株主資本	－	5,735	－
				-資本金	－	*854*	－
				-資本剰余金	－	*1,095*	－
				-利益剰余金	－	*3,885*	－
				-自己株式	－	*▲100*	－
				評価・換算差額等	－	▲90	－
				-その他有価証券評価差額金	－	*46*	－
				-為替換算調整勘定	－	*▲136*	－
				新株予約権	－	3	－
				少数株主持分	－	99	－
				純資産合計	－	5,747	－
資産合計	12,205	12,477	272	負債及び純資産合計	12,205	12,477	272

キャッシュ・フロー計算書（連結）

（億円）

	05年度	06年度	増 減
営業活動によるキャッシュ・フロー	1,172	1,649	476
投資活動によるキャッシュ・フロー	▲4,795	▲632	4,163
財務活動によるキャッシュ・フロー	3,567	▲836	▲4,403
現金及び現金同等物に係る換算差額	27	25	▲1
現金及び現金同等物の増減額	▲27	206	234
現金及び現金同等物期首残高	704	675	▲28
新規連結に伴う現金及び現金同等物の増加額	7	−	▲7
連結除外に伴う現金及び現金同等物の減少額	▲8	−	8
現金及び現金同等物期末残高	675	881	206
借入金・社債期末残高	4,080	3,557	▲522

【投資活動】

設備投資

＜設備投資内容＞

新製品対応、フィリピンでの油脂アルコール製造設備能力アップ

トナー・トナーバインダー設備能力アップ他

3. 次期の見通し

業績予想（連結）

	05年度		06年度 ※2		07年度予想※1※3	
	億円	伸長率（%）	億円	伸長率（%）	億円	伸長率（%）
売上高	9,712	3.7	12,318	26.8	12,900	4.7
営業利益	1,201	▲1.0	1,208	0.6	1,140	▲5.7
対売上比（%）	12.4%		9.8%		8.8%	
経常利益	1,219	▲2.7	1,201	▲1.5	1,110	▲7.6
対売上比（%）	12.6%		9.8%		8.6%	
当期純利益	711	▲1.4	705	▲0.9	660	▲6.4
対売上比（%）	7.3%		5.7%		5.1%	

1株当たり当期純利益（円）	130.58	▲0.4	129.41	▲0.9	121.08	▲6.4
ROE	14.9%		13.1%		11.3%	
EBITDA（営業利益＋償却費）	1,808	1.5	2,130	17.8	2,090	▲1.9
1株当たり配当金（円）	50.0	31.6	52.0	4.0	54.0	3.8

（※1）　予想為替レート：118円/米ドル、155円/ユーロ
（※2）　カネボウ化粧品：売上高 2,000億円強／知財権償却等控除前営業利益率 約11%、カネボウ化粧品関連償却費：267億円。
（※3）　カネボウ化粧品：売上高 2,200億円強／知財権償却等控除前営業利益率 約8%、カネボウ化粧品関連償却費：274億円。

2007年度セグメント別売上予想

連結売上高　12,900億円　+4.7%

所在地別

	億円	
日　本	9,500	+2.8%
アジア	1,400	+11.1%
米　州	1,130	+5.9%
欧　州	1,500	+10.4%

事業別

	億円	
ビューティケア	6,250	+7.0%
ヒューマンヘルスケア	1,870	+1.6%
ファブリック＆ホームケア	2,700	+1.0%
ケミカル	2,400	+7.3%

※前年伸長率計算のベースとなる事業別前年売上は概算値。

花王

年間業績予想の主な前提要因

■国内家庭用製品の売価はほぼ横ばい

■攻めの投資
・中国をはじめとするプレステージ化粧品での先行投資
・売上拡大に向けたコンシューマー事業MK費積極投資　など

	損益への影響
■国内原材料市況上昇の影響	約Δ80億円
■コスト削減(TCR)	約+50億円

予想為替レート

米ドル	＝	118円
ユーロ	＝	155円

連結売上高/営業利益率

【年間】



売上高
(億円)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
営業利益率
8,652
1,149
13.3%
9,026
1,197
13.3%
9,368
1,213
13.0%
9,712
1,201
12.4%
12,318
1,208
9.8%
12,900
1,140
8.8%
02
03
04
05
06
07年度(予)
営業利益
(億円)
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
売上高
営業利益

花王

EBITDAの推移（連結）


（億円）
■営業利益
□減価償却費
2,500
2,000
1,500
1,000
500
0
1,732
583
1,149
1,778
581
1,197
1,781
567
1,213
1,808
607
1,201
2,130
921
1,208
2,090
950
1,140
02
03
04
05
06
07年度（予）

花王

ROE・ROAの推移（連結）



(%)
20
15
10
5
0
14.6
14.6
15.7
17.0
17.7
12.8
9.7
9.0
12.7
13.1
14.2
15.5
16.5
14.9
13.1
11.3
ROE
ROA
00
01
02
03
04
05
06
07年度（予）

ROA： 経常利益÷総資産

1株当たり当期純利益の推移（連結）



当期純利益（億円）
1株当たり当期純利益（円）
期中平均株式数（億株）
当期純利益
1株当たり当期純利益
900
800
700
600
500
400
300
200
100
0
200
180
160
140
120
100
80
60
40
20
0
594
602
624
653
721
711
705
660
96.7
100.4
108.1
119.1
131.2
130.6
129.4
121.1
6.1
6.0
5.8
5.5
5.5
5.4
5.4
5.4
00
01
02
03
04
05
06
07年度(予)

花王

1株当たり配当金の推移



(円)
60
50
40
30
20
10
0
7.10
7.10
8.87
9.09
10.00
10.50
11.50
12.50
14.00
15.00
16.00
20.00
24.00
26.00
30.00
32.00
38.00
50.00
52.00
54.00
88年度
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07(予)

※株式分割の影響を補正しています。

資本的支出の推移（連結）



（億円）
2,500
2,000
1,500
1,000
500
0
■ 単体 □ 連結子会社
845
563
282
518
179
339
543
231
312
2,035
カネボウ化粧品
知的財産権
555
201
354
701
389
312
600
260
340
02
03
04
05
06
07年度（予）

※新規連結子会社買収に伴う支出は含みません。

花王

2007年度連結売上高/営業利益予想
【四半期／累計】



(億円)
営業利益2006
営業利益2007
売上2006
売上2007
12,900
12,318
6,400
6,025
2,838
241
584
490
1,208
1,140
第1四半期
上半期
年間

花王

業績予想（単体）

	05年度		06年度 ※		07年度予想※	
	億円	伸長率（%）	億円	伸長率（%）	億円	伸長率（%）
売上高	6,885	▲0.9	7,095	3.0	7,200	1.5
営業利益	905	▲7.6	786	▲13.2	780	▲0.8
対売上比（%）	13.2%		11.1%		10.8%	
経常利益	1,001	▲4.2	849	▲15.2	850	0.1
対売上比（%）	14.5%		12.0%		11.8%	
当期純利益	641	2.6	576	▲10.1	480	▲16.7
対売上比（%）	9.3%		8.1%		6.7%	

1株当たり当期純利益	117.61	3.5	105.68	▲10.1	87.97	▲16.8
ROE	14.1%		11.8%		9.4%	
EBITDA（営業利益＋償却費）	1,317	▲4.9	1,334	1.3	1,330	▲0.3

※カネボウ化粧品関連の知的財産権の償却費及び金融費用等を含む。

Exhibit B-6

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成19年４月２日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　尾﨑　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　三田　慎一
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

1【提出理由】

当社の特定子会社に異動が発生しましたので、証券取引法第24条の5第4項及び企業内容等の開示に関する内閣府令第19条第2項第3号の規定に基づき、本報告書を提出するものであります。

2【報告内容】

特定子会社の異動に関する事項

（1）当該異動に係る特定子会社の名称、住所、代表者の氏名、資本金及び事業の内容

① 名　　称：花王化粧品販売株式会社

② 住　　所：東京都中央区日本橋茅場町一丁目14番10号

③ 代表者の氏名：代表取締役　社長執行役員　中野　幹男

④ 資 本 金：100百万円

⑤ 事業の内容：化粧品、日用雑貨品の販売及び販売促進の企画実施
顧客情報の収集及び提供サービス

（2）当該異動の前後における当社の所有に係る当該特定子会社の議決権の数及び当該特定子会社の総株主の議決権に対する割合

①当社の所有に係る特定子会社の議決権の数

異動前　2,000 個

異動後　－ 個

②総株主の議決権に対する割合

異動前　100 %

異動後　－ %

（3）当該異動の理由及びその年月日

①異動の理由

家庭用製品を扱う「花王販売株式会社」は、当社の特定子会社である化粧品を扱う「花王化粧品販売株式会社」を吸収合併すると共に商号を変更し、「花王カスタマーマーケティング株式会社」となりました。当該合併にあたり「花王化粧品販売株式会社」は、消滅会社となるため、特定子会社に該当しないことになりました。これは、消費者起点に立った成長戦略をスピーディーに力強く実践するために平成19年4月1日をもって当社の事業組織の改編（現事業本部を改編し、新たにビューティーケア事業ユニット、ヒューマンヘルスケア事業ユニット、ファブリック＆ホームケア事業ユニット、ケミカル事業ユニットの4つの事業ユニットを導入）し、同時に、研究、生産から販売に至る各機能部門を改編したことに伴うものです。

②異動年月日

平成19年4月1日

Exhibit B-7

【表紙】

【提出書類】	訂正発行登録書
【提出先】	関東財務局長
【提出日】	平成19年４月２日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾崎　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03(3660)7111
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03(3660)7111
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　三田　慎一
【発行登録の対象とした募集有価証券の種類】	社債
【発行登録書の提出日】	平成18年６月１日
【発行登録書の効力発生日】	平成18年６月９日
【発行登録書の有効期限】	平成20年６月８日
【発行登録番号】	18－関東78
【発行予定額】	120,000百万円
【発行残額】	20,000百万円 (20,005百万円) (注) 発行残額は、券面総額又は振替社債の総額の合計額（下段（ ）書きは、発行価額の総額の合計額）に基づき算出した。
【効力停止期間】	この訂正発行登録書の提出による発行登録の効力停止期間は、平成19年４月２日（提出日）である。
【提出理由】	臨時報告書を平成19年４月２日に関東財務局長へ提出した。この臨時報告書の提出により、当該書類を平成18年６月1日付で提出した発行登録書の参照書類とする。
【縦覧に供する場所】	株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号)

【訂正内容】

表紙の「提出理由」に記載のとおりである。